 Filed Pursuant to General Instruction II.L of Form F-10
  File No. 333-291778
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the short form base shelf prospectus dated December 5, 2025 to which it relates, as may be amended or supplemented, and each document incorporated or deemed to be incorporated by reference into this prospectus supplement or the accompanying base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
Information has been incorporated by reference in this prospectus supplement, and in the accompanying short form base shelf prospectus dated December 5, 2025 to which it relates, from documents filed with securities commissions or similar regulatory authorities in Canada and with the United States Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President, Legal Affairs and Corporate Secretary of Nouveau Monde Graphite Inc. at 481 Brassard Street, Saint-Michel-des-Saints, Québec J0K 3B0, phone: 1 450-757-8905 and are also available electronically at www.sedarplus.ca and www.sec.gov.
PROSPECTUS SUPPLEMENT NO. 2
To the Short Form Base Shelf Prospectus dated December 5, 2025
New Issue April 13, 2026
NOUVEAU MONDE GRAPHITE INC.
US$83,904,000
45,600,000 Subscription Receipts
each representing the right to receive one Common Share
Price: US$1.84 per Subscription Receipt
This prospectus supplement (this “Prospectus Supplement”) of Nouveau Monde Graphite Inc. (the “Corporation”), together with the accompanying short form base shelf prospectus dated December 5, 2025 to which it relates (the “Prospectus”), qualifies the distribution (the “Offering”) by the Corporation of 45,600,000 subscription receipts of the Corporation (the “Subscription Receipts”), at a price of US$1.84 per Subscription Receipt (the “Offering Price”), for gross proceeds of US$83,904,000. Each Subscription Receipt will entitle the holder thereof to receive, if the Escrow Release Conditions (as defined herein) are satisfied prior to the occurrence of a Termination Event (as defined herein) and without any further action on the part of the holder thereof or payment of any additional consideration, one common share of the Corporation (a “Common Share”). The Subscription Receipts are being issued and sold concurrently in Canada by BMO Nesbitt Burns Inc. (“BMO”), National Bank Financial Inc. (“NBF”, and together with “BMO”, the “Bookrunners”), ATB Capital Markets Corp. and Roth Canada, Inc., and in the United States by H.C. Wainwright & Co., LLC and Maxim Group LLC (collectively with the Bookrunners, the “Underwriters”), pursuant to an underwriting agreement (the “Underwriting Agreement”) dated April 13, 2026 between the Corporation and the Underwriters. The Offering Price was determined based upon arm’s length negotiations between the Corporation and the Bookrunners, in the context of the market. See “Plan of Distribution” in this Prospectus Supplement.
The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of this Prospectus Supplement and the Corporation’s registration statement on Form F-10, as amended (File No. 333-291778), initially filed with the United States Securities and Exchange Commission (the “SEC”) on November 25, 2025 and amended on December 8, 2025 (the “Registration Statement”) of which this Prospectus Supplement forms a part. H.C. Wainwright & Co., LLC and Maxim Group LLC are not registered to sell securities in any Canadian jurisdiction and, accordingly, may only sell Subscription Receipts outside of Canada and will not, directly or indirectly, solicit offers to purchase the Subscription Receipts in Canada.
On April 9, 2026, concurrently with the announcement of the Offering, the Corporation entered into subscription agreements (the “Subscription Agreements”) with Investissement Québec (“IQ”), Canada Growth Fund (“CGF”), and ENI S.p.A., through its subsidiary ENI International B.V. (“ENI”), pursuant to which IQ, CGF and ENI have agreed to subscribe for 33,351,853 Common Shares, 44,452,460 Common Shares and 38,043,478 Common Shares, respectively, at the Offering Price, for gross proceeds to the Corporation of US$213,159,935.44 (the “Concurrent Private Placement”). The issuance of the Common Shares subscribed for under the Concurrent Private Placement remains subject to, among other things, the receipt of the Shareholder Approvals (as defined herein). The Concurrent Private Placement Closing (as defined herein) is conditional upon the Offering Closing (as defined herein) and the issuance of the Common Shares underlying the Subscription Receipts is conditional upon the satisfaction or waiver of the Escrow Release Conditions (as defined below) prior to the Termination Date (as defined herein), which include the completion of the Concurrent Private Placement. See “The Concurrent Private Placement”, “Description of Securities Being Distributed” and “Risk Factors — Risk Related to the Failure to Obtain Shareholder Approvals for the Concurrent Private Placement” in this Prospectus Supplement.
The Concurrent Private Placement will be made pursuant to an exemption from Canadian prospectus requirements and the Common Shares issued pursuant thereto will be subject to restrictions on resale for a period of four months and one day from the Concurrent Private Placement Closing Date (as defined herein) under applicable securities legislation. The Common Shares sold pursuant to the Concurrent Private
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Placement will not be qualified under this Prospectus Supplement. The Concurrent Private Placement Closing shall occur immediately prior to the issuance of the Common Shares underlying the Subscription Receipts.
The gross proceeds from the sale of the Subscription Receipts (less 50% of the Underwriters’ Fee) (collectively, the “Escrowed Funds”) will, from the Closing Date (as defined herein) until the earlier of (i) the satisfaction or waiver of the Escrow Release Conditions and (ii) the Termination Date, be held in escrow by TSX Trust Company (the “Subscription Receipt Agent”), as subscription receipt agent, together with any interest or other income actually earned on the investment of the Escrowed Funds during such period (the “Earned Interest”), and deposited or invested, as the case may be, in short-term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada, a province of Canada or issued by a Canadian chartered bank (and other permitted investments), all pursuant to the terms of the subscription receipt agreement (the “Subscription Receipt Agreement”) to be entered into on the Closing Date among the Corporation, the Subscription Receipt Agent and the Bookrunners, on their own behalf and on behalf of the other Underwriters.
Provided that the notices to be provided to the Subscription Receipt Agent and the Bookrunners, on behalf of the Underwriters, by the Corporation certifying that the Escrow Release Conditions have been satisfied (the “Escrow Release Notice and Direction”) is provided to the Subscription Receipt Agent and the Bookrunners prior to the Termination Date, the Escrowed Funds, together with the Earned Interest, less the 50% portion of the Underwriters’ Fee forming part of the Escrowed Funds on the Closing Date (the “Escrowed Underwriters’ Fee”) will be released by the Subscription Receipt Agent to or as directed by the Corporation.
In the event that (i) the Escrow Release Notice and Direction are not delivered on or prior to the Termination Time (unless extended by the Corporation with the prior written consent of the Bookrunners; (ii) a “termination event” occurs as such term is defined in the Subscription Receipt Agreement, or (iii) the Corporation advises the Bookrunners and the Subscription Receipt Agent or announces to the public that it does not intend to proceed with obtaining the Shareholder Approvals or completing the Concurrent Private Placement; (any such event, a “Termination Event” and the date on which the earliest Termination Event occurs, the “Termination Date”), the Subscription Receipt Agent will pay to each holder of Subscription Receipts, commencing on the third (3rd) Business Day following the Termination Date, (i) an amount equal to the aggregate issue price of such holder’s Subscription Receipts, plus (ii) such holder’s pro rata share of the Earned Interest, less any applicable withholding taxes (collectively, the “Termination Payment”).
Since 50% of the Underwriters’ Fee will be paid by the Corporation to the Underwriters on the Closing Date from the gross proceeds of the Offering, such amount will not form part of the Escrowed Funds. Therefore, the aggregate amount that holders of the Subscription Receipts shall be entitled to receive from the Subscription Receipt Agent in the event of a Termination Event will be greater than the aggregate amount of the Escrowed Funds. In the event that the gross proceeds of the Offering are required to be remitted to purchasers of the Subscription Receipts, the Corporation has agreed to and undertaken to pay the Subscription Receipt Agent an amount equal to the Escrowed Underwriters’ Fee such that 100% of the gross proceeds of the Offering, plus the Earned Interest, would be returned to purchasers of Subscription Receipts. See “Description of the Securities Being Distributed”.
The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “NOU” and on the New York Stock Exchange (the “NYSE”) under the symbol “NMG”. On April 8, 2026 the last trading day prior to the announcement of the Offering and the filing of this Prospectus Supplement, the closing price of the Common Shares on the TSX was CAD$3.19 and on the NYSE was US$2.28. The Corporation has applied to list the Subscription Receipts in U.S dollars on the TSX and the underlying Common Shares on the TSX and on the NYSE. Such listings will be subject to the Corporation fulfilling all of the listing requirements of the TSX and/or NYSE, as the case may be. The Subscription Receipts will not be listed on the NYSE. See “Plan of Distribution” in this Prospectus Supplement.
There is currently no market through which the Subscription Receipts may be sold and purchasers may not be able to resell the Subscription Receipts under this Prospectus Supplement. This may affect the pricing of the Subscription Receipts in the secondary market, the transparency and availability of trading prices, the liquidity of the Subscription Receipts, and the extent of issuer regulation. See “Risk Factors” in this Prospectus Supplement.
NEITHER THE SEC NOR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATOR HAS APPROVED OR DISAPPROVED THE SUBSCRIPTION RECEIPTS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT OR DETERMINED IF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
The Corporation may offer and sell the Subscription Receipts in the United States and is permitted, under the multijurisdictional disclosure system adopted in the United States and Canada (the “MJDS”), to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements incorporated by reference herein have been prepared in Canadian dollars in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”) and may be subject to foreign auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.
An investment in the Subscription Receipts and Common Shares issuable pursuant to the terms of the Subscription Receipts involves a high degree of risk and must be considered speculative due, among other things, to the nature of the Corporation’s business, the present stage of development of its mineral properties and of construction and installation of its facilities, and the fact that the Corporation’s negative cash flow will continue at least until commercial production at the Matawinie Mine Project (as defined herein) and/or the Bécancour Battery Material Plants Project (as defined herein) is achieved. Prospective investors should carefully consider the risk factors described in and incorporated by reference into this Prospectus Supplement and in the Prospectus. See “Forward-Looking Statements” and “Risk Factors” in this Prospectus Supplement and the Prospectus.
Prospective investors should be aware that the acquisition, holding or disposition of Subscription Receipts and the Common Shares issuable upon the conversion of the Subscription Receipts may have tax consequences both in the United States and in Canada. Such consequences for investors
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who are resident in, or citizens of the United States or who are resident in Canada may not be described fully herein. Prospective purchasers are advised to consult their own tax advisors regarding the application of Canadian or United States income tax laws to their particular circumstances, as well as any other provincial, state, foreign and other tax consequences of acquiring, holding or disposing of the Subscription Receipts and the Common Shares issuable upon the conversion of the Subscription Receipts. See “Certain Canadian Federal Income Tax Considerations” in this Prospectus Supplement and the Prospectus, and “Certain Material U.S. Federal Income Tax Considerations” in this Prospectus Supplement.
The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under and governed by the Canada Business Corporations Act (the “CBCA”), that most of its directors and officers reside principally in Canada, that some or all of the Underwriters or experts named in the Registration Statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Corporation and said persons may be located outside the United States. See “Enforcement of Civil Liabilities” in this Prospectus Supplement.
Price: US$1.84 per Subscription Receipt
	Price to Public (US$)	Underwriters’ Fee(1) (US$)	Net Proceeds to the Corporation(2)(3) (US$)
Per Subscription Receipt	1.84	0.092	1.748
Total Offering(4)	83,904,000	4,195,200	79,708,800

Notes:
(1)
In consideration for the services rendered by the Underwriters in connection with the Offering, the Corporation has agreed to pay a fee to the Underwriters (the “Underwriters’ Fee”), which will be equal to 5% of the aggregate gross proceeds (including the gross proceeds from the exercise of the Over-Allotment Option (as defined herein)). 50% of the Underwriters’ Fee will be payable upon the Offering Closing (and, as applicable, upon the closing of the exercise of the Over-Allotment Option). The Escrowed Underwriters’ Fee will be deposited into escrow with the Subscription Receipt Agent and will be payable only upon satisfaction of the Escrow Release Conditions. If a Termination Event occurs, the Underwriters will not be entitled to receive the Escrowed Underwriters’ Fee and the Underwriters’ Fee will consist solely of the portion of the Underwriters’ Fee paid at the Offering Closing. See “Plan of Distribution” in this Prospectus Supplement.

(2)
The Corporation has granted to the Underwriters an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part at any time not later than the earlier of (i) the 30th day following the Closing Date and (ii) the Termination Date, to purchase up to 6,840,000 Over-Allotment Subscription Receipts (as defined herein), at the Offering Price, representing 15% of the number of Subscription Receipts offered under the Offering, on the same basis as the purchase of the Subscription Receipts, to cover over-allocations, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the “Price to the Public”, the “Underwriters’ Fee” and the “Net Proceeds to the Corporation” will be US$1.84, US$0.092 and US$91,665,120, respectively. This Prospectus Supplement qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Subscription Receipts. A purchaser who acquires Over-Allotment Subscription Receipts forming part of the Underwriters’ Over-Allotment Option acquires those securities under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution” in this Prospectus Supplement.

(3)
After deducting the Underwriters’ Fee, but before deducting the expenses and costs relating to the Offering which are estimated to be an aggregate of US$950,000, excluding interest, if any, on the Escrowed Funds and not taking into account the Concurrent Private Placement and assuming the Over-Allotment Option is not exercised. The Underwriters’ Fee and the expenses and costs relating to the Offering will be paid from the gross proceeds. See “Use of Proceeds — Sources and Use of Proceeds” in this Prospectus Supplement.

(4)
Assuming no exercise of the Over-Allotment Option and exclusive of the Concurrent Private Placement. The gross proceeds of the Concurrent Private Placement are estimated to be approximately US$213,159,935, before deducting the expenses and costs relating to the Concurrent Private Placement which are estimated to be US$200,000.

The following table sets forth the maximum number of Over-Allotment Subscription Receipts that may be issued by the Corporation to the Underwriters in connection with the full exercise of the Over-Allotment Option.
Underwriters’ Position(1)	Number of Subscription Receipts Available or Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	6,840,000 Over-Allotment Subscription Receipts	Until the earlier of (i) 30 days from and including the Closing Date, and (ii) the Termination Date	US$1.84 per Over- Allotment Subscription Receipts
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Note:
(1)
The grant of the Over-Allotment Option and the Over-Allotment Subscription Receipts issuable upon exercise of the Over-Allotment Option are qualified for distribution under this Prospectus Supplement. See “Plan of Distribution” in this Prospectus Supplement.

Unless the context otherwise requires, all references to the “Offering” and “Subscription Receipts” in this Prospectus Supplement includes the Over-Allotment Subscription Receipts issuable assuming the full exercise of the Over-Allotment Option.
The Underwriters, as principal, conditionally offer the Subscription Receipts, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the terms and conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” in this Prospectus Supplement. The Offering is subject to the approval of certain legal matters relating to Canada on behalf of the Corporation by Stein Monast L.L.P. and on behalf of the Underwriters by Fasken Martineau DuMoulin LLP. Certain legal matters relating to United States law with respect to the Offering will be passed upon on the Corporation’s behalf by Dorsey & Whitney LLP and on behalf of the Underwriters by DLA Piper LLP (US). See “Legal Matters” in this Prospectus Supplement.
Pursuant to the terms and conditions of (i) an investor rights agreement entered into between the Corporation and IQ on December 20, 2024, (ii) an investor rights agreement entered into between the Corporation and CGF on December 20, 2024, and (iii) a second amended and restated investment agreement entered into between the Corporation, Pallinghurst Bond Limited and Pallinghurst Graphite International Limited (collectively, the “Pallinghurst Parties”) on November 8, 2022, each of IQ, CGF and the Pallinghurst Parties holds pre-emptive rights to participate in the Corporation’s subsequent offerings to subscribe for and acquire such number of Common Shares as would result in the pro rata interest of each of IQ, CGF and the Pallinghurst Parties individually, immediately following the completion of such offering being equal to their respective pro rata interest immediately prior to such offering, on the same terms and conditions of such offering (the “Pre-Emptive Rights”). Each of IQ, CGF and the Pallinghurst Parties has waived or is deemed to have waived its Pre-Emptive Rights in connection with the Offering and the Concurrent Private Placement, as applicable. No other shareholder currently holds any valid pre-emptive rights.
Subscriptions for the Subscription Receipts will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. The Offering Closing is expected to take place on or about April 16, 2026 (the “Closing Date”) or such other date as the Corporation and the Underwriters may agree. See “Plan of Distribution” in this Prospectus Supplement.
Subject to applicable securities legislation, the Underwriters may, in connection with the Offering, over-allot or effect transactions intended to stabilize or maintain the market price for the Subscription Receipts at levels above those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. After the Underwriters have made reasonable efforts to sell all of the Subscription Receipts at the Offering Price, the Offering Price may be decreased by the Underwriters and further changed from time to time to an amount not greater than the Offering Price. The compensation realized by the Underwriters will decrease by the amount that the aggregate offering price paid by the purchasers for the Subscription Receipts is less than the gross proceeds paid by the Underwriters to the Corporation. The decrease in the Offering Price will not decrease the amount of net proceeds of the Offering to the Corporation. See “Plan of Distribution” in this Prospectus Supplement.
It is expected that the Corporation will arrange for the electronic deposit of the Subscription Receipts distributed under the Offering under the book-based system of registration, to be registered in the name of CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and deposited with CDS on the Closing Date. No certificates evidencing the Subscription Receipts will be issued to purchasers of the Subscription Receipts. Purchasers of the Subscription Receipts will receive only a customer confirmation from the Underwriters or other registered dealer from or through whom a beneficial interest in the Subscription Receipts is purchased. See “Plan of Distribution” in this Prospectus Supplement.
Investors should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and in the Prospectus. The Corporation and the Underwriters have not authorized anyone to provide investors with different or additional information.
The Corporation’s head and registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec J0K 3B0, and its phone number is 1-450-757-8905.

TABLE OF CONTENTS FOR THIS PROSPECTUS SUPPLEMENT
S-i

S-ii

THE OFFERING
Issuer
Nouveau Monde Graphite Inc.
Offering
Treasury offering of 45,600,000 Subscription Receipts.
Offering Price:
US$1.84 per Subscription Receipt.
Offering Amount:
US$83,904,000 (US$96,489,600 assuming the exercise in full of the Over Allotment Option).
Over-Allotment Option:
The Corporation has granted the underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the Offering Closing, to purchase up to an additional 15% of the Offering at the Offering Price to cover over-allotments, if any.
Use of Proceeds
The net proceeds from the Offering will be used for funding the design, engineering and construction of the Phase-2 Matawinie Mine and for general and administrative expenses and general working capital of the Corporation.
Concurrent Private Placement

The Corporation will complete the Concurrent Private Placement for approximately US$213 million at the Offering Price, with IQ, CGF and ENI. The Concurrent Private Placement shall occur immediately prior to the issuance of the Common Shares underlying the Subscription Receipts. The Concurrent Private Placement Closing forms part of the Escrow Release Conditions and is subject to the Shareholder Approvals. The Corporation expects to convene a special meeting of shareholders on or about May 13, 2026 for the Shareholder Approvals.
Subscription Receipts
Each Subscription Receipt represents the right to receive, for no additional consideration and without further action, one Common Share of the Corporation upon satisfaction of the Escrow Release Conditions, as described below.
If (i) the Escrow Release Notice and Direction certifying that the Escrow Release Conditions have been satisfied are not delivered on or before the Termination Time (unless extended by the Corporation with the prior written consent of the Bookrunners), (ii) the occurrence of a “termination event” as such term is defined in the Subscription Receipt Agreement to be entered into in the context of the Offering, or (iii) the Corporation has advised the Bookrunners and the Subscription Receipt Agent or announced to the public that it does not intend to proceed with obtaining the Shareholder Approvals or completing the Concurrent Private Placement, holders of Subscription Receipts will receive the full purchase price of the Subscription Receipt, together with their pro rata portion of income (including interest) generated thereon, calculated from the date of the Offering Closing and up to but excluding the Termination Date (less any applicable withholding taxes).
Escrow Release
Conditions:

The gross proceeds from the Offering, less 50% of the Underwriters’ Fee will be held in escrow by the Subscription Receipt Agent, together with any interest and other income actually earned thereon, and invested in short-term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a province or a Canadian chartered bank, until the earlier of (i) satisfaction or waiver of the Escrow Release Conditions, and (ii) the Termination Time.
Since 50% of the Underwriters’ Fee will be paid by the Corporation to the Underwriters on the Closing Date, such amount will not form part of the Escrowed Funds. Therefore, the aggregate amount that holders of the

Subscription Receipts shall be entitled to receive from the Subscription Receipt Agent in the event of a Termination Event will be greater than the aggregate amount of the Escrowed Funds. The Corporation will therefore be required to pay the Subscription Receipt Agent as agent on behalf of holders of Subscription Receipts an amount equal to the Escrowed Underwriters’ Fee such that 100% of the gross proceeds of the Offering, plus the interest or other income actually earned on the investment of the Escrowed Funds, would be returned to holders of Subscription Receipts.
On or immediately after the occurrence of the Concurrent Private Placement Closing, the Corporation will deliver Escrow Release Notice and Direction certifying that the Escrow Release Conditions have been satisfied, and the Escrowed Funds, together with interest and other income actually earned thereon, less the Escrowed Underwriters’ Fee, will be released to or as directed by the Corporation.
The Escrow Release Conditions will be (i) the Corporation obtaining the Shareholder Approvals, (ii) the occurrence of the Concurrent Private Placement Closing, and (iii) the satisfaction or waiver of the other escrow release conditions under the subscription receipt agreement to be entered into in the context of the Offering.
Form of Offering:
Bought deal by way of a prospectus supplement to be filed in all provinces of Canada and pursuant to the multijurisdictional disclosure system in the United States.
Listing and Trading
The Corporation has applied to list the Subscription Receipts in U.S. dollars on the TSX and the Common Shares issuable pursuant to the terms of the Subscription Receipts on the TSX and on the NYSE. Such listings will be subject to the Corporation fulfilling all of the listing requirements of the TSX and/or NYSE, as the case may be. The existing common shares are listed on TSX under the symbol “NOU”, on the NYSE under the symbol “NMG”.
Risk Factors
See “Risk Factors” and other information included and incorporated in this Prospectus Supplement and the Prospectus for a discussion of factors you should carefully consider before deciding to invest in the Subscription Receipts.
Eligibility:
Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs, FHSAs and DPSPs.
Bookrunners:
BMO and NBF.
Underwriters’ Fee
5%.
Income Tax
Considerations

Prospective Holders should consult their own tax advisors with respect to the Canadian and United States (“U.S.”) tax consequences of acquiring, owning and disposing of the Subscription Receipts and Common Shares issuable pursuant to the terms of the Subscription Receipts applicable to them based on their own particular circumstances. See “Certain Canadian Federal Income Tax Considerations” in this Prospectus Supplement and “Certain Material U.S. Federal Income Tax Considerations” in this Prospectus Supplement.
Closing
On or about April 16, 2026.

PROSPECTUS SUMMARY
The following summary should be read together with the more detailed information and financial data and statements contained elsewhere in the Prospectus Supplement, the Prospectus and in the documents incorporated by reference herein and therein. Purchasers are invited to read the entire Prospectus Supplement and the Prospectus and read the risk factors relating to the Corporation’s business which are discussed in the Prospectus Supplement, the Prospectus, the AIF and the Annual MD&A, which risk factors are incorporated herein by reference, before making an investment decision about the Subscription Receipts. Capitalized terms used in this section are as defined elsewhere in this Prospectus Supplement.
Corporation Overview
The Corporation aims to become an integrated company developing responsible mining and advanced processing operations to supply the global economy with carbon-neutral advanced graphite materials. The Corporation is developing an integrated ore-to-processed-graphite value chain to serve tomorrow’s industries in energy, defense, technology, and manufacturing in Québec, Canada. With recognized ESG standards and structuring partnerships, the Corporation is set to become a strategic supplier to the world’s leading lithium-ion battery and EV manufacturers, providing advanced materials (sources: Bloomberg Finance L.P., CDP and Benchmark Mineral Intelligence). The Common Shares of the Corporation are listed on the New York Stock Exchange (NYSE) under the ticker NMG and on the Toronto Stock Exchange (TSX) under the ticker NOU.
Funding Overview and Status of the Matawinie Mine Project
The Corporation expects to have fully secured the funds required for construction of the 106 ktpy Phase-2 Matawinie Mine following the Offering Closing and Concurrent Private Placement Closing:
•
Approximately US$213 million strategic equity investments have been committed by IQ, CGF, and ENI under the Concurrent Private Placement

•
Approximately US$84 million Subscription Receipts to be issued under the public Offering under the Prospectus Supplement

•
US$335 million of senior secured project debt committed by EDC and the CIB

The Offering Price will correspond to the subscription price per Common Share subscribed for under the Concurrent Private Placement.
In parallel, the Corporation has achieved significant progress:
•
Commercial and offtake agreements executed with the Government of Canada, Panasonic Energy, and Traxys (subject to conditions precedents)

•
Matawinie is shovel ready with close to 80% advancement in detailed engineering and 50% of capex secured by key contracts within expected NI 43-101 capex estimates

•
Completion of the Offering and the Concurrent Private Placement are expected to enable the Corporation to proceed to the final investment decision (“FID”) for the Phase-2 Matawinie Mine

•
The Matawinie Mine Project has been recognized by the Government of Canada’s Major Projects Office as a project of national importance

•
FID for 13 ktpy active anode material (“AAM”) First-Stage Bécancour Battery Plant targeted for H2 2026

Integrated Natural Graphite Platform
The Corporation aims to become an integrated natural graphite production platform, with the objective of developing what is projected to be one of the largest graphite mines within the G7:
•
Matawinie Mine and concentrator:

•
Located in the Lanaudière region, province of Québec

•
Expected to produce approximately 106 ktpy of high-purity flake graphite concentrate

•
25-year life of mine

•
FID to proceed with the design, engineering and construction of the Phase-2 Matawinie Mine, expected to be made following the closing of the Offering and the Concurrent Private Placement, on the basis of, among other things, access to the net proceeds from the Offering, the Concurrent Private Placement and to the Facilities committed to be provided by EDC and CIB totalling US$335 million which will be available at the level of NMG Matawinie Inc. (“NMG Matawinie”), a wholly owned subsidiary of the Corporation, upon completion of the definitive documentation, final legal, insurance and regulatory due diligence, and satisfaction of customary conditions precedents.

Illustrative rendering of the Matawinie Mine
•
Bécancour Battery Material Plants:

•
Located in the Centre-du-Québec region, province of Québec

•
Processing of graphite concentrate into AAM via the initial Phase-2 AAM facility with expected annual average capacity of approximately 13 ktpy with the First Stage Bécancour Battery Material Plant, with planned additional AAM facility with expected annual average capacity of approximately 44 ktpy with the Second-Stage Bécancour Battery Material Plant

•
Short road transport (150 km) northeast of Montréal to the Bécancour Battery Material Plants

•
FID for the First-Stage Bécancour Battery Material Plant targeted for H2 2026

Illustrative rendering of the Bécancour Battery Material Plant
•
Uatnan Mining and concentrator1:

•
Located in the Côte-Nord region, Province of Quebec

•
Mine and concentrator expected to produce approximately 500 ktpy of graphite concentrate

•
24-year life of mine

•
Exploration work uncovered significant crystalline flake graphite mineralization

•
Enabling the Corporation to supply future anticipated growth in North America and Europe

Aims to Become a Leading Supplier of Advanced Graphite Materials to Western Economies
The Corporation is pursuing a phased development strategy and aims to establish itself as one of the leading suppliers of advanced graphite materials to Western economies:
•
Phase 1 — “De-risking” (since 2018)

•
Demonstration facilities designed for integrated operations

•
2 ktpy of AAM

•
Product qualification

•
Phase 2 — Execution (ongoing)

•
FID to proceed with the design, engineering and construction of the Phase-2 Matawinie Mine, expected to be made following the closing of the Offering and the Concurrent Private

1
The 2023 Uatnan Mining Project Report is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves have not demonstrated economic viability. Additional trenching and/or drilling will be required to convert inferred mineral resources to indicated or measured mineral resources. There is no certainty that the resource development, production, and economic forecasts on which the 2023 Uatnan Mining Project Report is based will be realized. There are a number of risks and uncertainties identifiable to any new project and usually cover the mineralization, process, financial, environmental, engineering and permitting aspects. The Uatnan Project is no different and an evaluation of the possible risks was undertaken as part of the 2023 Uatnan Mining Project Report. There are known significant risk factors such as graphite price, ability to fund the Uatnan Mining Project, fluctuation of oil, metals and other commodity prices, change in mining laws, environmental laws and permitting.

Placement, on the basis of, among other things, access to the net proceeds from the Offering, the Concurrent Private Placement and to the Facilities committed to be provided by EDC and CIB totalling US$335 million which will be available at the level of NMG Matawinie, upon completion of the definitive documentation, final legal, insurance and regulatory due diligence, and satisfaction of customary conditions precedents
•
Commercial and offtake agreements executed with the Government of Canada, Traxys, and Panasonic Energy (subject to conditions precedents)

•
Key permits and authorizations are in place

•
First Stage Bécancour Battery Material Plant (targeting FID in H2 2026).

•
Further expansion to increase AAM production to an additional 44 ktpy with Second-Stage Bécancour Battery Material Plant

•
Phase 3 — Growth Opportunity (under development)

•
Uatnan Mining Project: development for an expected targeted production of 500 ktpy of flake graphite concentrate

Growing Demand for Graphite
Securing reliable supplies of critical minerals, including graphite, is increasingly viewed as fundamental to strengthening national security, achieving energy independence, and supporting long-term economic growth.
Demand for graphite spans a broad range of industries, including:
•
Energy:

•
Energy storage for AI / data centres

•
Grid-scale battery systems for solar and wind power

•
Nuclear industry components

•
Technologies:

•
Batteries

•
EVs

•
Hydrogen fuel cells

•
Foils for electronics

•
Communications systems

•
Next-Generation Materials

•
Thermal and fire-protection materials

•
Advanced construction materials and composites

•
Manufacturing:

•
Refractories for steel, cement, and glass industries

Matawinie Mine Project Financing and Final Investment Decision
FID to proceed with the design, engineering and construction of the Phase-2 Matawinie Mine, expected to be made following the closing of the Offering and the Concurrent Private Placement, on the basis of, among other things, access to the net proceeds from the Offering, the Concurrent Private Placement and to the Facilities committed to be provided by EDC and CIB totaling US$335 million which will be available at the level of NMG Matawinie, upon completion of the definitive documentation, final legal, insurance and regulatory due diligence, and satisfaction of customary conditions precedents.

Sources and Uses of Proceeds
Summary of Uses	US$ million
Capital expenditure (CAPEX) for the construction of the Phase-2 Matawinie Mine(1)	421
Additional contingency(2)	53
Total Capital Expenditure (CAPEX)	474
Financing costs(3), general and administrative expenses and general working capital	44
Closure and rehabilitation costs(4)	24
Total Uses Before Cost overrun facilities	542
Cost overrun facilities(5)	85
Total Uses	627
Sources	US$ million
Net proceeds from the Offering(6)	79
Net proceeds from the Concurrent Private placement(6)	213
ENI	70
CGF	82
IQ	61
Facilities(7)	335
Senior secured term loan facilities	290
Senior secured cost overrun debt facilities	45
Total Sources	627

All amounts are presented in U.S. dollars unless otherwise stated. Total may not add up due to rounding.

Notes:
(1)
Please refer to the details of the capital expenditure for the construction of the Phase-2 Matawinie Mine provided for in the 2025 Updated Feasibility Study.

(2)
Includes additional contingency, reflects a change of rate of exchange for conversion of United States dollars into Canadian dollars from 1.40 to 1.37, and incorporates escalation amounts that were not included in the capital costs provided in the 2025 Updated Feasibility Study but were required under the Facilities.

(3)
Financing-related costs, including interest capitalized during the construction phase of the Phase-2 Matawinie Mine and other financing-related fees.

(4)
Closure and mine rehabilitation cost for the Matawinie Mine Project provided for in the 2025 Updated Feasibility Study.

(5)
The cost overrun facility provides additional protection against construction cost overruns, subject to defined conditions. See “The Corporation — Recent Development”.

(6)
The estimated net proceeds from the Offering and the Concurrent Private Placement, after deducting the Underwriters’ Fee and the estimated expenses and costs of the Offering and the Concurrent Private Placement payable by the Corporation, are expected to be approximately US$292 million assuming no exercise of the Over-Allotment Option (~US$304 million assuming the exercise in full of the Over-Allotment Option). The net proceeds from the exercise of the Over-Allotment Option, if any, is expected to be applied towards the general and administrative expenses and general working capital of the Corporation.

(7)
Facilities committed to be provided by EDC and CIB totaling US$335 million, including US$290 million senior secured term loan facilities and US$45 million senior secured cost overrun debt facilities. See “The Corporation — Recent Development”.

The Corporation Has Secured Debt and Offtake Commitments
Senior Debt — Total Commitments
•
The Corporation has secured total senior debt commitments of US$335 million from EDC and CIB, comprising:

•
Senior Secured Term Loan Facility of US$290 million

•
Senior Secured Cost Overrun Facility of US$45 million

Tenor
•
15-year term, including a 3.5-year grace period on principal repayments.

Pricing
•
The Senior Secured Term Loan Facility bears interest at:

•
Pre-completion: SOFR + 500 bps

•
Post-completion: SOFR + 450 bps

•
The Senior Secured Cost Overrun Facility bears interest at:

•
Pre-completion: SOFR + 525 bps

•
Post-completion: SOFR + 475 bps

Flake Concentrate Offtake Agreements
The Corporation has entered into commercial and offtake agreements that are sufficient to potentially secure close to 100% of the entire future output of flake graphite from the Phase-2 Matawinie Mine, including:
•
Government of Canada:

•
Secured volumes of approximately 30 ktpy of graphite concentrate, on a take-or-pay basis, subject to customary conditions precedent including governmental appropriations and NMG’s positive FID

•
Seven-year tenor commencing upon start of production at the Matawinie Mine Project

•
Pricing based on fixed North American market pricing for a basket of products ranging from fine to large and jumbo flakes, at a minimum 94% Cg purity

•
Panasonic Energy:

•
Secured volumes of 13 ktpy of AAM, requiring approximately 25 ktpy of graphite concentrate, subject to conditions precedents

•
Seven-year tenor, commencing post-construction of the First-Stage Bécancour Battery Material Plant

•
Pricing for AAM determined in accordance with the pricing mechanisms set out in the Panasonic Energy Agreement

•
Traxys:

•
Secured volumes of approximately 20 ktpy of graphite concentrate, including 10 ktpy take-or-pay component

•
Seven-year tenor commencing upon start of production at the Matawinie Mine Project

•
Pricing for take-or-pay volumes is based on market indices, with spot market volumes sold at prevailing market prices

In addition, the Corporation entered into the ENI Side Letter pursuant to which the Corporation agreed, among other things, to negotiate in good faith the terms of a potential offtake agreement relating to up to 15,000 tpy of flake graphite concentrate produced by the Corporation or an equivalent volume of AAM produced at the Bécancour Battery Material Plants Project, on an exclusive basis. See “The Concurrent Private Placement — ENI Side Letter”.

The Corporation Has Secured Equity from Long-Term Investors with Significant Financial Resources
Investor	Investment Amount	Description
ENI S.p.A. (New shareholder)	US$70 million
Global energy company headquartered in Italy, engaged in the development, production, and supply of energy solutions across traditional and low-carbon businesses, with a market capitalization of approximately €67bn

Canada Growth Fund (Shareholder since 2024)	US$82 million
$15 billion public investment fund, operating at arm’s length from the Government of Canada, that uses risk-absorbing instruments to catalyze private investment in low-carbon projects, technologies, companies, and supply chains in support of Canada’s economic and climate objectives

Investissement Québec (Shareholder since 2017)	US$61 million
Government-owned corporation that supports Québec’s economic development by providing financing, tailored solutions, and advisory support to businesses of all sizes, while promoting exports and attracting foreign investment across the province

Construction of the Phase-2 Matawinie Mine Has Reached an Advanced Stage of Risk Mitigation
The Corporation expects to have fully secured the funds required for construction of the Phase-2 Matawinie Mine following the Offering Closing and Concurrent Private Placement Closing.
•
~80% of detailed engineering completed

•
Preparatory work completed on site

•
50% of capital expenditures secured by key contracts, with costs within projections of the 2025 Matawinie Mine Feasibility Study

•
All key permits secured and key agreements with First Nation and local community in place

•
As provided in the 2025 Matawinie Mine Feasibility Study, the Corporation could benefit from clean technology investment tax credits to recover up to 30% of eligible capital expenditures.

First production targeted within 31 months of FID

Clear Path to FID and Construction of the First-Stage Bécancour Battery Material Plant
Phase-1 demonstration plants for integrated production have enabled successful qualification of the product with Panasonic, leveraging proven, optimized processing technology:
•
Full 13 ktpy production committed under the Panasonic Energy Agreement, subject to conditions precedent

•
Brownfield site acquired in Bécancour industrial park with 22,000 m2 large industrial facility should enable the Corporation to align development timeline with Matawinie Mine Project

•
Strategic location limiting distance to the Matawinie Mine Project, highway, railroad, and port infrastructures

FID for the First-Stage Bécancour Battery Material Plant targeted for the second half of 2026
•
The Corporation expects the industrial building should enable to lower infrastructure costs, and optimize capex per tonne

GLOSSARY OF TERMS
“AACE Project Cost Estimates” has the meaning attributed thereto under the heading “The Corporation”;
“AIF” has the meaning attributed thereto under the heading “Documents incorporated by Reference”;
“allowable capital loss” has the meaning attributed thereto under the heading “Certain Canadian Federal Income Tax Considerations”;
“Annual Financial Statement” has the meaning attributed thereto under the heading “Documents incorporated by Reference”;
“Annual MD&A” has the meaning attributed thereto under the heading “Documents incorporated by Reference”;
“Authors of the 2025 Matawinie Mine Feasibility Study” has the meaning attributed thereto under the heading “Interest of Experts”;
“Authors of the 2023 Uatnan Mining Project Report” has the meaning attributed thereto under the heading “Interest of Experts”;
“Bécancour Battery Material Plants” has the meaning attributed thereto under the heading “The Corporation”;
“Bécancour Battery Material Plant Estimate” has the meaning attributed thereto under the heading “The Corporation”;
“Bécancour Battery Material Plants Project” has the meaning attributed thereto under the heading “The Corporation”;
“BMO” means BMO Nesbitt Burns Inc.;
“Bookrunners” has the meaning attributed thereto on the cover page;
“Business Day” means any day which is not Saturday or Sunday or a statutory holiday in the Province of Québec or any other day on which businesses of the Subscription Receipt Agent and Canadian chartered banks are generally closed in the city of Montréal;
“$”, “C$”, “CAD$”, “CAN”, “dollars” or “Canadian dollars” mean the legal currency of Canada;
“Canada-U.S. Tax Convention” has the meaning attributed thereto under the heading “Certain Canadian Federal Income Tax Considerations”;
“CBCA” has the meaning attributed thereto on the cover page;
“CCPC” has the meaning attributed thereto under the heading “Certain Canadian Federal Income Tax Considerations;
“CDS” has the meaning attributed thereto on the cover page;
“CDS Participants” has the meaning attributed thereto under the heading “Description of Securities Being Distributed”;
“CGF” means Canada Growth Fund;
“CIB” means the Canada Infrastructure Bank;
“CIM Definition Standards” has the meaning attributed thereto under the heading “Cautionary Note to United States Investors”;
“Closing Date” has the meaning attributed thereto on the cover page;
“Code” means the Internal Revenue Code of 1986, as amended;

“Common Share” has the meaning attributed thereto on the cover page;
“Concurrent Private Placement” has the meaning attributed thereto on the cover page;
“Concurrent Private Placement Closing” means the completion of the issue and sale by the Corporation of Common Shares pursuant to the Concurrent Private Placement;
“Concurrent Private Placement Closing Date” means the date on which the Concurrent Private Placement Closing occurs;
“Control Person Approval Requirement” has the meaning attributed thereto under the heading “The Concurrent Private Placement”;
“Corporation” means Nouveau Monde Graphite Inc.;
“CRA” has the meaning attributed thereto under the heading “Certain Canadian Federal Income Tax Considerations”;
“Earned Interest” has the meaning attributed thereto on the cover page;
“EDC” means Export Development Canada;
“EDGAR” has the meaning attributed thereto under the heading “Documents Incorporated by Reference”;
“ENI” means ENI S.p.A.;
“ENI Investor Rights Agreement” has the meaning attributed thereto under the heading “The Concurrent Private Placement”;
“ENI Registration Rights Agreement” has the meaning attributed thereto under the heading “The Concurrent Private Placement”;
“Escrowed Funds” has the meaning attributed thereto on the cover page;
“Escrowed Underwriters’ Fee” has the meaning attributed thereto on the cover page;
“Escrow Release Conditions” means (i) the Corporation obtaining the Shareholder Approvals, (ii) the occurrence of the Concurrent Private Placement Closing, and (iii) the satisfaction or waiver of the other escrow release conditions under the Subscription Receipt Agreement;
“Escrow Release Notice and Direction” has the meaning attributed thereto on the cover page;
“ESG” has the meaning attributed thereto under the heading “Forward-Looking Statements”;
“EV” means electric vehicles;
“Exchange Act” has the meaning attributed thereto under the heading “Documents incorporated by reference”;
“Facilities” has the meaning attributed thereto under the heading “The Corporation”;
“FID” has the meaning attributed thereto under the heading “The Corporation”;
“First-Stage Bécancour Battery Material Class 5 Plan Estimate” has the meaning thereto under the heading “The Corporation”;
“First-Stage Bécancour Battery Material Plant Estimate” has the meaning thereto under the heading “The Corporation”;
“Foreign Tax Credit Regulations” has the meaning attributed thereto under the heading “Certain Material U.S. Federal Income Tax Considerations”;
“forward-looking statements” has the meaning attributed thereto under the heading “Forward-Looking Statements”;

“GM” means General Motors Holdings LLC;
“GoC” means Government Service Canada;
“Holder” has the meaning attributed thereto under the heading “Certain Canadian Federal Income Tax Considerations”;
“IASB” means the International Accounting Standards Board;
“IFRS Accounting Standards” has the meaning attributed thereto on the cover page;
“Insider Warrants” has the meaning attributed thereto under the heading “The Concurrent Private Placement”;
“Insider Warrants Amendments” has the meaning attributed thereto under the heading “The Concurrent Private Placement”;
“Insider Warrants Approval Requirement” has the meaning attributed thereto under the heading “The Concurrent Private Placement”
“IQ” means Investissement Québec;
“IRS” means the U.S. Internal Revenue Service;
“Lenders” has the meaning attributed thereto under the heading “The Corporation”;
“lock-up party” has the meaning attributed thereto under the heading “Plan of Distribution”;
“Mark-to-Market Election” has the meaning attributed thereto under the heading “Risk Factors”;
“Matawinie Mine Project” has the meaning attributed thereto under the heading “The Corporation”;
“Mitsui” means Mitsui & Co., LTD;
“MJDS” has the meaning attributed thereto on the cover page;
“NBF” means National Bank Financial Inc.;
“NI 43-101” has the meaning attributed thereto under the heading “Cautionary Note to United States Investors”;
“NMG Bécancour” has the meaning attributed thereto under the heading “The Corporation”;
“NMG Matawinie” has the meaning attributed thereto under the heading “The Corporation”;
“Non-Electing U.S. Holder” has the meaning attributed thereto under the heading “Certain Material U.S. Federal Income Tax Considerations”;
“Non-Resident Holder” has the meaning attributed thereto under the heading “Certain Canadian Federal Income Tax Considerations”;
“NYSE” means the New York Stock Exchange;
“Offering” has the meaning attributed thereto on the cover page;
“Offering Closing” means the completion of the issue and sale by the Corporation and the purchase by the Underwriters of the Subscription Receipts pursuant to the Underwriting Agreement;
“Offering Price” has the meaning attributed thereto on the cover page;
“Original Purchaser” means a beneficial purchaser of Subscription Receipts to whom this short form prospectus was sent or delivered and who is the original purchaser of the Subscription Receipts;
“Over-Allotment Option” has the meaning attributed thereto on the cover page;

“Pallinghurst Parties” has the meaning attributed thereto on the cover page;
“Panasonic” means Panasonic Holdings Company;
“Panasonic Energy” means Panasonic Energy Co., Ltd.
“Panasonic Energy Agreement” has the meaning attributed thereto under the heading “The Corporation”;
“PFIC” has the meaning attributed thereto under the heading “Certain Material U.S. Federal Income Tax Considerations”;
“PFIC asset test” has the meaning attributed thereto under the heading “Certain Material U.S. Federal Income Tax Considerations”;
“PFIC income test” has the meaning attributed thereto under the heading “Certain Material U.S. Federal Income Tax Considerations”;
“Phase-2 Matawinie Mine” has the meaning attributed thereto under the heading “The Corporation”;
“Pre-Emptive Rights” has the meaning attributed thereto on the cover page;
“Private Placement Approval Requirement” has the meaning attributed thereto under the heading “The Concurrent Private Placement”;
“Private Placements Price Approval Requirement” has the meaning attributed thereto under the heading “The Concurrent Private Placement”;
“Prospectus” has the meaning attributed thereto on the cover page;
“Prospectus Supplement” has the meaning attributed thereto on the cover page;
“QEF” has the meaning attributed thereto under the heading “Certain Material U.S. Federal Income Tax Considerations”;
“QEF Election” has the meaning attributed thereto under the heading “Risk Factors”;
“Registration Statement” has the meaning attributed thereto on the cover page;
“Regulation 41-101” has the meaning attributed thereto under the heading “Marketing Materials”;
“Regulation 61-101” has the meaning attributed thereto under the heading “The Concurrent Private Placement”;
“Related Party Private Placements Approval Requirement” has the meaning attributed thereto under the heading “The Concurrent Private Placement”;
“Related Party Transaction” has the meaning attributed thereto under the heading “The Concurrent Private Placement”;
“Resident Holder” has the meaning attributed thereto under the heading “Certain Canadian Federal Income Tax Considerations”;
“restricted period” has the meaning attributed thereto under the heading “Plan of Distribution”;
“SEC” means the Securities and Exchange Commission;
“Second-Stage Bécancour Battery Material Plant” has the meaning attributed thereto under the heading “The Corporation”;
“Securities Act” means the Securities Act (Québec);
“SEDAR+” means the System for Electronic Document Analysis and Retrieval+;
“Shareholder Approvals” has the meaning attributed thereto under the heading “The Concurrent Private Placement”;

“Side Letter Agreement” has the meaning attributed thereto under the heading “The Concurrent Private Placement”;
“subject shares” has the meaning attributed thereto under the heading “Plan of Distribution”;
“Subscription Agreements” has the meaning attributed thereto on the cover page;
“Subscription Receipts” has the meaning attributed thereto on the cover page;
“Subscription Receipt Agent” has the meaning attributed thereto on the cover page;
“Subscription Receipt Agreement” has the meaning attributed thereto on the cover page;
“Subsidiary PFIC” has the meaning attributed thereto under the heading “Certain Material U.S. Federal Income Tax Considerations”;
“taxable capital gain” has the meaning attributed thereto under the heading “Certain Canadian Federal Income Tax Considerations”;
“Tax Proposals” has the meaning attributed thereto under the heading “Certain Canadian Federal Income Tax Considerations”;
“Termination Date” has the meaning attributed thereto on the cover page;
“Termination Event” has the meaning attributed thereto on the cover page;
“Termination Payment” has the meaning attributed thereto on the cover page;
“Termination Time” means 11:59 p.m. (Montréal time) on July 31, 2026;
“Treasury Regulations” has the meaning attributed thereto under the heading “Certain Material U.S. Federal Income Tax Considerations”;
“TSX” means the Toronto Stock Exchange;
“TSX Manual” has the meaning attributed thereto under the heading “The Concurrent Private Placement”;
“TSX Shareholder Approvals” has the meaning attributed thereto under the heading “The Concurrent Private Placement”;
“Uatnan Mining Project” has the meaning attributed thereto under the heading “The Corporation”;
“Underwriters” has the meaning attributed thereto on the cover page;
“Underwriters’ Fee” has the meaning attributed thereto on the cover page;
“Underwriting Agreement” has the meaning attributed thereto on the cover page;
“Updated GoC Term Sheet” has the meaning attributed thereto under the heading “The Corporation”;
“U.S.” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;
“US$”, “USD” means the legal currency of the United States;
“U.S. GAAP” has the meaning attributed thereto under the heading “Financial Information”;
“U.S. holder” has the meaning attributed thereto under the heading “Certain Canadian Federal Income Tax Considerations”;
“U.S. Holder” has the meaning attributed thereto under the heading “Certain Material U.S. Federal Income Tax Considerations”;
“U.S. Securities Act has the meaning attributed thereto under the heading “Where you can find more information”;

“61-101 Shareholder Approvals” has the meaning attributed thereto under the heading “The Concurrent Private Placement”;
“2022 Feasibility Study” has the meaning attributed thereto under the heading “The Corporation”;
“2023 Uatnan Mining Project Report” has the meaning attributed thereto under the heading “Interest of Experts”;
“2025 Matawinie Mine Feasibility Study” has the meaning attributed thereto under the heading “The Corporation; and
“2025 Updated Feasibility Study” has the meaning attributed thereto under the heading “The Corporation”.

GENERAL MATTERS
This Prospectus Supplement describes the specific terms of the Offering and also adds to and updates certain information contained in the Prospectus which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering. If there is any information related to the description of the Subscription Receipts or the Offering that varies between this Prospectus Supplement and the Prospectus, you should rely on the information in this Prospectus Supplement. All capitalized terms used and not otherwise defined herein shall have the meanings provided in the Prospectus. Unless otherwise indicated or the context suggests otherwise, all references in this Prospectus Supplement to the “Corporation” are to Nouveau Monde Graphite Inc.
You should rely only on the information contained in, or incorporated by reference into, this Prospectus Supplement, the Prospectus, and the Registration Statement, of which this Prospectus Supplement and the Prospectus form a part. Information contained on the Corporation’s website or on any social media platform managed by the Corporation or bearing its name, is not part of this Prospectus Supplement or the Prospectus and is not incorporated by reference into this Prospectus Supplement or the Prospectus and may not be relied upon by prospective purchasers for the purposes of determining whether to invest in the Subscription Receipts. Neither the Corporation nor the Underwriters take responsibility for, or can provide any assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the Prospectus.
Neither the Corporation nor the Underwriters have authorized any other person to provide you with different, additional or inconsistent information. If anyone provides you with different or inconsistent information from that contained in this Prospectus Supplement and the Prospectus, you should not rely on any such information. Neither the Corporation nor the Underwriters are making an offer to sell the Subscription Receipts in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Prospectus Supplement, in the Prospectus and in the documents incorporated by reference herein and therein is accurate only as of the respective dates of the documents in which such information appears. The Corporation does not undertake to update the information contained or incorporated by reference herein and therein, except as required by applicable securities laws. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.
FORWARD-LOOKING STATEMENTS
Each of the Prospectus Supplement and the Prospectus, including the documents incorporated by reference herein and therein, contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking statements”), which relate to future events or future performance and reflect management’s expectations and assumptions regarding the Corporation’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. In some cases, forward-looking statements can be identified by words such as “may”, “would”, “could”, “will”, “should”, “expect”, “intend”, “aim”, “attempt”, “anticipate”, “believe”, “study”, “target”, “estimate”, “forecast”, “predict”, “outlook”, “mission”, “aspire”, “plan”, “schedule”, “potential”, “progress” or the negative of these terms or other similar expressions concerning matters that are not historical facts.
To the extent that any forward-looking statement in this Prospectus Supplement and in the Prospectus, including the documents described in or incorporated by reference herein and therein, constitutes “future-oriented financial information” or “financial outlook” within the meaning of applicable securities laws, such information is intended to provide investors with information regarding the Corporation, including the Corporation’s plan, objectives and goals and may not be appropriate for other purposes and the reader should not place undue reliance on such future-oriented financial information and financial outlook. Future-oriented financial information and financial outlook, as with forward-looking statements generally, are, without limitation, based on the assumptions and subject to the risks set out below. The Corporation’s actual financial position and results of operations may differ materially from management’s current expectations and, as a result, the Corporation’s revenue and expenses. The report of PricewaterhouseCoopers LLP incorporated by reference in this Prospectus refers exclusively to the historical financial statements described therein and do not extend to the future-oriented financial information included in this Prospectus Supplement and should not be read to do so.
In particular, assumptions about the satisfaction of all closing conditions and the successful completion of the Offering within the anticipated timeframe, the ability of the Corporation to successfully execute definitive agreements with respect to the Facilities, on the terms and conditions described herein and/or set forth in the commitment letter (including the amount of the Facilities) or at all, the completion of due diligence by EDC and CIB, the ability of the Corporation to meet the Facilities’ conditions precedent and/or customary closing conditions, the expected timing of completion of the Concurrent Private Placement and the conditions precedent to the Concurrent Private Placement Closing (including obtaining the Shareholder Approvals), as well as statements regarding the Corporation’s future results, the intended construction and commissioning timeline of the Matawinie Mine Project (as defined herein) and the Bécancour Battery Material Plants Project (as defined herein), the Shaping Demonstration Plant (as defined in the Prospectus), the Coating Demonstration Plant (as defined in the Prospectus) and the Concentrator Demonstration Plant (as defined in the Prospectus), the intended development of the Matawinie Mine (as defined in the Prospectus), the intended development of the First-Stage Bécancour Battery Material Plant (as defined herein), the intended development of the Second-Stage Bécancour Battery Material Plant (as defined herein), the intended execution strategy of the Corporation’s projected development of the Matawinie Mine Project and the First-Stage Bécancour Battery Material Plants Project, the development of the First-Stage Bécancour Battery Material Plant, the possibility that the powerline may or may not be operational in due time for the Matawinie Mine Project commissioning phase, the intended development of the Uatnan Mining Project (as defined in the Prospectus), the economic performance and product development efforts, as well as the Corporation’s expected achievement of milestones, including the ability to obtain sufficient financing for the development of the Matawinie Mine Project and the Bécancour Battery Material Plants Project on favorable terms for the Corporation, including the completion of the financing and the FID (as defined herein), the satisfaction of the terms and conditions, conditions precedent, as well as qualification requirements of the product and the commercial operations as set forth in the offtake agreements entered into with the Corporation, including the Panasonic Energy Agreement (as defined herein) and the A&R Offtake and Joint Marketing Agreement (as defined in the Prospectus), the ability of the Corporation to enter into definitive agreements with the GoC (as defined in the Prospectus) and allied country entities, and with an established active anode manufacturer, the satisfaction of the conditions precedent to the Panasonic Energy Agreement, the Corporation’s development activities and production plans, including the operation of the Shaping Demonstration Plant, the Coating Demonstration Plant and the Concentrator Demonstration Plant, the ability to achieve the Corporation’s environmental, social and governance (“ESG”) initiatives, the execution and implementation of agreements with First Nations, communities and key stakeholders on favorable terms for the Corporation, the Corporation’s ability to provide advanced materials while promoting sustainability and supply chain traceability, including the Corporation’s green and sustainable lithium-ion active anode material initiatives, the Corporation’s ability to establish a local, carbon-neutral, and traceable turnkey supply of graphite for the Western World, the Corporation’s electrification strategy and its intended results, market trends, the consumers demand for components in lithium-ion batteries for electric vehicles, energy storage solutions, and consumer technology applications, as well as niche applications in traditional, specialized, defense industries, the Corporation’s competitive advantages, macroeconomic conditions, the impact of applicable laws and regulations, the results of the 2025 Matawinie Mine Feasibility Study (as defined herein), the results of the AACE Project Cost Estimates (as defined herein), the results of the 2023 Uatnan Mining Project Report (as defined in the Prospectus) and any other feasibility study and preliminary economic assessments and any information as to future plans and outlook for the Corporation are or involve forward looking-statements.
Forward-looking statements are based on reasonable assumptions that have been made by the Corporation as at the date of such statements and are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Corporation to be materially different from those expressed or implied by such forward-looking statements, including but not limited to, the fact that there is currently no market for the Subscription Receipts; the failure to enter into definitive agreements with respect to the Facilities, on the terms and conditions described herein and/or set forth in the commitment letter (including the amount of the Facilities) or at all; the completion of due diligence by EDC and CIB; the failure of the Corporation to meet the Facilities’ conditions precedent and/or customary closing conditions; the expected impacts of the Facilities on the Corporation’s operational and financial situation; the failure to obtain shareholder approvals for the Concurrent Private Placement; the price at which the Subscription Receipts are sold by the Underwriters may be less than the Offering Price; the actual results of current development, engineering and planning activities; access to capital and future prices of graphite; inherent risks in the mineral exploration and development activities; the speculative nature of mining development; the impact of inflation and any tariffs, trade barriers and/or regulatory costs; changes in mineral production performance; the uncertainty of processing the Corporation’s technology on a commercial basis; development and production timetables; competition and market risks, pricing pressures, other risks of the mining industry and geopolitical conditions (including policy, trade and tax-related risks and the potential impact of any new or elevated tariffs or any retaliatory tariffs); required additional engineering work and other analysis that is required to fully assess their impact; the fact that certain of the initiatives described in this Prospectus Supplement and in the Prospectus and in the documents incorporated by reference herein, are still in the early stages and may not materialize; business continuity and crisis management; political instability and international conflicts; and such other assumptions and factors as set out in this Prospectus Supplement and in the Prospectus, including the documents described in or incorporated by reference herein and therein, and additionally, such other factors discussed in the section entitled “Risk Factors” in this Prospectus Supplement and in the Prospectus.
The completion of the Concurrent Private Placement is subject to customary closing conditions, termination rights and other risks and uncertainties, including, without limitation and as applicable, the Shareholder Approvals and/or other regulatory approval, and there can be no assurance that the Concurrent Private Placement will be completed.
The estimate of capital expenditures (CAPEX) with respect to the First-Stage Bécancour Battery Material Plant is future-oriented financial information. This projection is, and will remain, an estimate only, and there can be no assurance that it will prove accurate. Such projection is based on numerous assumptions, including the following material assumptions: (i) targeted production capacity and associated design and throughput; (ii) expected capital costs for major processing equipment, raw materials, and installation; (iii) projected labour costs and workforce availability during construction and commissioning; (iv) assumed foreign exchange rates; (v) anticipated costs of site preparation and building; and (vi) expected construction schedule, commissioning timeline, and ramp-up profile. While the Corporation believes these assumptions are reasonable as of the date of this Prospectus Supplement, there is no guarantee that they will prove accurate. Investors should not rely on the future-oriented financial information on the construction of, and the production from the First-Stage Bécancour Battery Material Plant made by the Corporation. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that may cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation does not undertake to update or revise any forward-looking statements that is included or incorporated by reference herein, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.
MARKET AND INDUSTRY DATA
Market and industry data presented throughout in this Prospectus Supplement, as well as in the Prospectus, any applicable supplement to the Prospectus and any amendment to the documents, including the documents incorporated by reference therein was obtained from third-party sources and industry reports, publications, websites and other publicly available information, as well as industry and other data prepared by the Corporation or on the behalf of the Corporation on the basis of the Corporation’s knowledge of the markets in which the Corporation operates, including information provided by suppliers, partners, customers and other industry participants.
The Corporation believes that the market and economic data presented in this Prospectus supplement, as well as in the Prospectus, any applicable supplement to the Prospectus and any amendment to the documents, including the documents incorporated by reference therein, is accurate as of the date of publication and, with respect to data prepared by the Corporation or on behalf of the Corporation, that estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and economic data presented in this Prospectus

Supplement, any applicable supplement to the Prospectus and any amendment to the documents, including the documents incorporated by reference therein, are not guaranteed and the Corporation does not make any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecasts in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although the Corporation believes it to be reliable as of the date of publication, the Corporation has not independently verified any of the data from third-party sources referred to in this Prospectus Supplement, any applicable supplement to the Prospectus and any amendment to the documents, including the documents incorporated by reference therein, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and economic data are subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any statistical survey.
CURRENCY
This Prospectus Supplement contains references to the Canadian dollar and United States dollar. Unless otherwise indicated in this Prospectus Supplement, all references to “$”, “C”, “CAD$”, “CAN”, “dollars” or “Canadian dollars” refer to Canadian dollars and all references to “US$” refer to United States dollars.
The following table sets forth, for the periods indicated, the high, low, average and period-end indicative rates of exchange for United States dollars expressed in Canadian dollars, as provided by the Bank of Canada:
		Quarter Ended March 31, 2026	Fiscal Year Ended December 31, 2025	Fiscal Year Ended December 31, 2024
US$ to CAD$	Low	1.3515	1.3558	1.3316
	High	1.3939	1.4603	1.4416
	Average	1.3717	1.3978	1.3698
	End	1.3939	1.3706	1.4389
On April 8, 2026, the last trading day prior to the announcement of the Offering, the daily average rate of exchange posted by the Bank of Canada for conversion of United States dollars into Canadian dollars was US$1.00 = CAD$1.3851.
FINANCIAL INFORMATION
The Corporation’s financial statements that are incorporated by reference into this Prospectus Supplement have been prepared in accordance with IFRS Accounting Standards, as issued by the IASB, and are presented in Canadian dollars. As a result, certain financial information included in or incorporated by reference in this Prospectus Supplement may not be comparable to financial information prepared by companies in the United States reporting under generally accepted accounting principles in the United States (the “U.S. GAAP”).
NON-IFRS FINANCIAL MEASURES
The Corporation uses the non-IFRS measure “working capital” in the Prospectus and in documents incorporated by reference herein, which is not defined under IFRS Accounting Standards. Management uses this non-IFRS financial measure together with measures determined in accordance with IFRS Accounting Standards, to provide investors with a supplemental measure to evaluate the Corporation’s financial condition. The Corporation calculates working capital as its current assets less its current liabilities. This measure has no meaning under IFRS Accounting Standards and, therefore, amounts presented may not be comparable to similar data presented by other companies operating in a similar industry as the Corporation. The Corporation believes that securities analysts, investors and other interested parties frequently use non-IFRS Accounting Standards financial measures in the evaluation of issuers. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance or financial condition prepared in accordance with IFRS Accounting Standards.

CAUTIONARY NOTE TO UNITED STATES INVESTORS
The Corporation is permitted under the MJDS to prepare this Prospectus Supplement and in the documents incorporated by reference herein, in accordance with the requirements of Canadian securities law, which differ from the requirements of United States securities laws. The Corporation’s financial statements that are incorporated by reference into this Prospectus have been prepared in accordance with IFRS Accounting Standards, as issued by the IASB, and are presented in Canadian dollars. As a result, certain financial information included in or incorporated by reference in this Prospectus Supplement may not be comparable to financial information prepared by companies in the United States reporting under U.S. GAAP.
Disclosure regarding mineral reserve and mineral resource estimates included herein were prepared in accordance with Regulation 43-101 respecting Standards of Disclosure for Mineral Projects (“NI 43-101”) and applicable mining terms are as defined in accordance with the CIM Definition Standards on Mineral Resources and Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council (the “CIM Definition Standards”), as required by NI 43-101. Unless otherwise indicated, all mineral reserve and resource information incorporated by reference into this Prospectus have been prepared in accordance with the CIM Definition Standards, as required by NI 43-101.
NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs from the disclosure requirements of the SEC applicable to United States companies. Accordingly, mineral resource and reserve information contained herein may not be comparable to similar information made public by United States companies reporting pursuant to SEC reporting and disclosure requirements.
DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the Prospectus, solely for the purposes of the Offering. Other documents are also incorporated, or deemed to be incorporated, by reference in the Prospectus and reference should be made to the Prospectus for full particulars thereof.
The following documents which have been filed by the Corporation with securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference into, and form an integral part of the Prospectus, as supplemented by this Prospectus Supplement:
a.
The material change report dated December 19, 2025, announcing the closing of US$20 million public offering of Common Shares of the Corporation;

b.
the management discussion and analysis of the Corporation for the year ended December 31, 2025 (the “Annual MD&A”), filed on SEDAR+ on March 25, 2026;

c.
the consolidated audited annual financial statements of the Corporation as at and for the years ended December 31, 2025 and 2024, together with the notes thereto and the report of independent registered public accounting firm thereon (the “Annual Financial Statements”), filed on SEDAR+ on March 25, 2026; and

d.
the annual information form of the Corporation dated March 25, 2026, for the fiscal year ended December 31, 2025 (the “AIF”), filed on SEDAR+ on March 25, 2026.

Copies of the documents incorporated herein by reference are available electronically on SEDAR+ at www.sedarplus.ca under the Corporation’s issuer profile, and may also be obtained on request without charge from the Vice-President, Legal Affairs and Corporate Secretary of the Corporation at 481 Brassard Street, Saint-Michel-des-Saints, Québec J0K 3B0, phone: 1-450-757-8905. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov. The Corporation’s filings through SEDAR+ and EDGAR are not incorporated by reference in this Prospectus Supplement except as specifically set forth herein.
Any AIF, annual or interim financial statements and related MD&As, material change report (other than a confidential material change report), business acquisition report, information circular or any other disclosure documents required to be incorporated by reference herein under Regulation 44-101 respecting Short Form Prospectus Distributions filed by the Corporation with any securities commission or similar regulatory authority in Canada after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus. In addition, to the extent any such document is included in any report on Form 6-K furnished to the SEC or in any report on Form 40-F filed with the SEC, such document shall be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 (of which this Prospectus supplement and the Prospectus form a part (in the case of any report on Form 6-K, if and to the extent expressly set forth in such report). In addition, the Corporation may incorporate by reference into the registration statement on Form F-10 of which this Prospectus supplement and the Prospectus form a part, information from documents that the Corporation files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), to the extent that such documents expressly so state. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and readers should review all information contained in this Prospectus supplement, the Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.
Any statement contained in this Prospectus Supplement, in the Prospectus or in a document (or part thereof) incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained in this Prospectus Supplement or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this Prospectus Supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement or the Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this Prospectus Supplement; rather only such statement as so modified or superseded shall be considered to constitute part of this Prospectus Supplement.
MARKETING MATERIALS
Any “template version” of any “marketing materials” (as such terms are defined in Regulation 41-101 respecting General Prospectus Requirements and National Instrument 41-101 — General Prospectus Requirements) (“Regulation 41-101”) that is filed with the securities commissions or similar regulatory authorities in all provinces of Canada (except the territories) in connection with the Offering after the date of this Prospectus Supplement and before the termination of the distribution under the Offering is deemed to be incorporated into this Prospectus Supplement and the Prospectus.
WHERE YOU CAN FIND MORE INFORMATION
The Corporation is subject to the full informational requirements of the securities commissions or similar regulatory authority in all provinces of Canada. Purchasers are invited to read and copy any reports, statements or other information, other than confidential filings, that the Corporation files with the Canadian provincial securities commissions or similar regulatory authority. These filings are also electronically available from SEDAR+ at www.sedarplus.ca and from EDGAR at www.sec.gov. Except as expressly provided herein, documents filed on SEDAR+ or on EDGAR are not, and should not be considered, part of this Prospectus Supplement or the Prospectus.
The Corporation has filed with the SEC, under the U.S. Securities Act of 1933 (the “U.S. Securities Act”), the Registration Statement relating to the Subscription Receipts, of which this Prospectus Supplement and the Prospectus form a part. This Prospectus Supplement and the Prospectus do not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the

Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus Supplement but contained in the Registration Statement are available on the SEC’s website at www.sec.gov.
The Corporation is an SEC registrant subject to the informational requirements of the Exchange Act and, accordingly, files with, or furnishes to, the SEC certain reports and other information. Under the MJDS, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those of the United States.
As a foreign private issuer, the Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. The Corporation’s reports and other information filed or furnished with or to the SEC are available from EDGAR at www.sec.gov as well as from commercial document retrieval services.
THE CORPORATION
Name and Incorporation
The Corporation was formed on December 31, 2012 pursuant to the CBCA under the name “Nouveau Monde Mining Enterprises Inc. / Entreprises Minières du Nouveau-Monde Inc.” as a result of the amalgamation of “Tucson Acquisition Corporation”, a capital pool company, and “New World Mining Enterprises Inc. / Entreprises Minières du Nouveau Monde Inc.”, a private company located in Gatineau, Québec. On February 6, 2017, the Corporation filed articles of amendment in order to change its name to “Nouveau Monde Graphite Inc.”. On March 24, 2021, the Corporation filed articles of amendment in order to implement a consolidation (reverse stock split) of its outstanding Common Shares on the basis of one new Common Share for every ten currently outstanding Common Shares.
The Corporation’s head and registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec, J0K 3B0.
Intercorporate Relationships
As of the date of this Prospectus Supplement, the Corporation has four subsidiaries (equity ownership indicated in brackets below) namely:
(a)
Nouveau Monde District Inc., incorporated on May 25, 2017 under the CBCA (100%); this subsidiary holds properties in Saint-Michel-des-Saints (Québec) and is expected to continue purchasing other properties if need be;

(b)
Nouveau Monde Europe Limited, incorporated on October 12, 2020 under the Companies Act 2006 (United Kingdom) (100%);

(c)
NMG Matawinie Inc., incorporated on June 20, 2025 under the CBCA (100%) (“NMG Matawinie”); and

(d)
NMG Bécancour Inc., incorporated on June 20, 2025 under the CBCA (100%) (“NMG Bécancour”).

The Corporation’s activities consist in operating its demonstration plants, pursuing the Bécancour Battery Material Plants Project up and closer to the final investment decision (“FID”) as well as all general and administration activities for the Corporation and its subsidiaries.
NMG Matawinie is the operating entity related to the Matawinie Mine and now owns all assets related to it. NMG Bécancour is the operating entity of the Phase-2 Bécancour Battery Material Plants (as defined herein) and will own all related assets in due course for FID.
The following chart illustrates the aforementioned intercorporate relationships between the Corporation and its material subsidiaries as at the date of this Prospectus Supplement:

General Business Activities
Prospective investors should read the more detailed information regarding the description of the business of the Corporation contained in the AIF, the Annual Financial Statements and the documents incorporated by reference herein.
The Corporation aims to become an integrated company developing responsible mining and advanced processing operations to supply the global economy with carbon-neutral graphite concentrate and anode material to power electric vehicles (“EV”) and energy storage systems. The base case of the 2025 Matawinie Mine Feasibility Study is a diesel operation, with the opportunity to develop a zero-emission fleet aiming for a gradual transition with the objective of having both mining and concentration operations become fully electric once the equipment reaches viable technical and economic parameters. While this transition is expected to be implemented during the first consecutive five-year period following the start date of commercial operations at the Matawinie Mine, it is not expected to be completed before the end of that period.
The Corporation is developing an integrated ore-to-processed-graphite value chain to serve tomorrow’s industries in energy, defense, technology, and manufacturing in Québec, Canada. With recognized ESG standards and structuring partnerships, the Corporation is set to become a strategic supplier to the world’s leading lithium-ion battery and EV manufacturers, providing advanced materials (sources: Bloomberg Finance L.P., CDP and Benchmark Mineral Intelligence).
The Corporation is carrying out a phased development plan for its Matawinie Mine and Bécancour Battery Material Plants (respectively, with the applicable demonstration plants, the “Matawinie Mine Project” and “Bécancour Battery Material Plants Project”), to derisk its projects and advance towards the FID in view of commercial operations. The Corporation intends to prioritize, as an initial milestone for the Bécancour Battery Material Plants Project, the development of the First-Stage Bécancour Battery Material Plant. The base case of the 2025 Matawinie Mine Feasibility Study (as defined herein) is a diesel operation, with the opportunity to develop a zero-emission fleet aiming for a gradual transition with the objective of having both mining and concentration operations become fully electric once the equipment reaches viable technical and economic parameters. While this transition is expected to be implemented during the first consecutive five-year period following the start date of commercial operations at the Matawinie Mine, it is not expected to be completed before the end of that period.
To support growth and customers’ demand beyond its Phase 2, the Corporation is planning the development of the Uatnan Mining Project targeted as the Corporation’s Phase-3 expansion. Projects Overview
Phase 1 — Demonstration Plants
Concentrator Demonstration Plant	In operation to support product sampling and qualification to customers’ specifications.
Battery Material Demonstration Plants	In operation to support product sampling and qualification to customers’ specifications. Ongoing testing is also being conducted at third-party facilities.
Matawinie Mine Project
To support the development of the Matawinie Mine, the Corporation plans to continue optimizing its processes, products, and operational practices to align with the technical requirements of its customers using its Phase-1 demonstration plant; advance detailed engineering, construction planning, and procurement activities; and finalize the project financing with the various financial stakeholders engaged in the project to reach FID and launch construction of the Phase 2.
FID to proceed with the design, engineering and construction of the Phase-2 Matawinie Mine, expected to be made following the closing of the Offering and the Concurrent Private Placement, on the basis of, among other things, access to the Facilities committed to be provided by EDC and CIB totalling US$335 million which will be available at the level of NMG Matawinie, a wholly owned subsidiary of the Corporation, upon completion of the definitive documentation, final legal, insurance and regulatory due diligence, and satisfaction of customary conditions precedents.
Phase 2 — Matawinie Mine
Mining decree obtained.
Some groundworks completed, in preparation for launch of construction upon a positive FID.
Completion and issuance of the 2025 Matawinie Mine Feasibility Study reflecting advancement in engineering, technological development, project optimizations, and the economics model.
Detailed engineering, construction planning, and procurement strategy advancing in parallel to project financing.

Bécancour Battery Material Plants Project
To support the development of the Bécancour Battery Material Plants, the Corporation plans to continue optimizing its processes, products, and operational practices to align with the technical requirements of its customers using its Phase-1 demonstration plants; refine environmental performance and operational parameters of the chemical purification technology; advance engineering, construction planning, and procurement activities; and finalize the project financing for the First-Stage Bécancour Battery Material Plant with the various financial stakeholders engaged in the project to reach FID and launch construction for this facility.
A positive FID is dependent on the financing structure in light of the First-Stage Bécancour Battery Material Plant Class 3 AACE Estimate, updated financial model, the conclusions of the due diligence processes, and negotiations with the various financial stakeholders, including the completion of the conditions precedent and the project-related agreement with Panasonic Energy Co., Ltd. (“Panasonic Energy”).
Phase 2 — Bécancour Battery Material Plants
First-Stage Bécancour Battery Material Plant
Acquisition of a brownfield site located in Bécancour.
Class 3 AACE estimate in preparation to retrofit plans to the building; permitting, engineering, construction planning, and procurement activities advancing in parallel.

Second-Stage Bécancour Battery Material Plant	Ongoing commercial discussions to finalize product mix and development plan.
Uatnan Mining Project
To support the advancement of the Uatnan Mining Project, the Corporation plans engaging with the Innu First Nation of Pessamit to establish a collaboration model in view of advancing a feasibility study along with an environmental and social impact assessment. Additional funding will be required to support this development. The Company also aims at formalizing commercial engagement for this contemplated production.

The development of the project leading to governmental authorizations is dependent on positive studies results, successful public consultation and First Nation engagement, favorable market demand, and commercial interest.
Phase 3 — Uatnan Mining Project
The 2023 Uatnan Mining Property Report (as defined in the Prospectus) was completed; detailed work plan for subsequent studies ready for deployment. Assessment of potential sites for processing plants initiated.

Matawinie Mine Project
To support the development of the commercial operations of the Matawinie Mine Project (“Phase-2 Matawinie Mine”), the Corporation is advancing detailed engineering, construction planning, and procurement activities, as well as the project financing structure with the various financial stakeholders engaged in the project to reach FID and launch construction of the Phase-2 Matawinie Mine.
The Corporation mandated the Authors of the 2025 Matawinie Mine Feasibility Study (as defined herein) to carry out a feasibility study covering only the Phase-2 of the Matawinie Mine (the “2025 Matawinie Mine Feasibility Study”). The 2025 Matawinie Mine Feasibility Study carves out the Second Stage Bécancour Battery Material Plant project which was initially included in the 2022 feasibility study (the “2022 Feasibility Study”) revised in the updated 2025 feasibility study (the “2025 Updated Feasibility Study”), following the project execution strategy update disclosed by the Corporation on October 31, 2025, see “Project Execution Strategy Update” incorporated by reference herein. Readers are cautioned that they should rely solely on the 2025 Matawinie Mine Feasibility Study. The 2022 Feasibility Study and the 2025 Updated Feasibility Study should not be relied upon.
The Matawinie Mine Project is now advancing toward FID. See “The Corporation —  Projects Timeline” in the Prospectus Supplement.
Bécancour Battery Material Plants Project
The Corporation is advancing a two-stage development plan for its Phase-2 Bécancour Battery Material Plants, leveraging a 143,000-m2 brownfield site that includes a 22,000-m2 facility, large storing and logistics area, and a contiguous 200,000-m2 greenfield site. Bécancour offers direct access to highways, railway and port for easy logistics, robust industrial infrastructure, nearby labor pool, along with potential synergies within the industrial park with battery material and chemical producers.
The Bécancour Battery Material Plants are designed to receive Matawinie’s graphite concentrate production for refining in preparation for commercial distribution. The Corporation is advancing technical project development to fulfill its committed volumes for a sequenced FID. See “The Corporation — Projects Timeline” in the Prospectus Supplement.
First-Stage Bécancour Battery Material Plant
The Corporation completed a conceptual design and Class 5 estimate (the “First-Stage Bécancour Battery Material Plant Class 5 Estimate”) as per the American Association of Cost Engineers (“AACE”) Recommended Practice 47R-11 (Cost Estimate Classification System — As Applied in Engineering, Procurement, and Construction for the Mining and Mineral Processing Industries) for the development of a first-stage active anode material facility with an annual average capacity of approximately 13 ktpy (the “First-Stage Bécancour Battery Material Plant”) to initially fulfill its committed volumes under the Panasonic Energy Agreement.
The Corporation intends to prioritize, as an initial milestone for the Bécancour Battery Material Plants, the development of this First-Stage Bécancour Battery Material Plant. Based on the First-Stage Bécancour Battery Material Plant Estimate, the estimate of capital expenditures (CAPEX) is expected to be approximately US$213 million. The Corporation has also mandated BBA Inc. to complete a conceptual design and AACE Class 3 estimate for the First-Stage Bécancour Battery Material Plant (“First-Stage Bécancour Battery Material Plant Estimate”).

The First-Stage Bécancour Battery Material Plant Estimate is classified as a Class 5 AACE estimate, which is typically prepared based on very limited information and subsequently have wide accuracy ranges. As such, the 13-ktpy First-Stage Bécancour Battery Material Plant Estimate forms the initial control estimate against which all actual costs and resources will be monitored. The estimate of capital expenditures (CAPEX) with respect to the First-Stage Bécancour Battery Material Plant is future-oriented financial information. Such projection is based on numerous assumptions, including the following material assumptions: (i) targeted production capacity and associated design and throughput; (ii) expected capital costs for major processing equipment, raw materials, and installations; (iii) projected labor costs and workforce availability during construction and commissioning; (iv) assumed foreign exchange rates; (v) anticipated costs of site preparation and building; and (vi) expected construction schedule, commissioning timeline, and ramp-up profile. The First-Stage Bécancour Battery Material Plant Estimate has an accuracy range of -30% to +50%, based on cost data as of Q3 2025. CAD values were converted to USD at 1.40. For indicative purposes, applying a sensitivity range of CAD/USD 1.35 to 1.45, the estimated CAPEX are approximately US$219 million at an exchange rate of 1.35 CAD/USD and approximately US$207 million at an exchange rate of 1.45 CAD/USD.
To enable the development of the First-Stage Bécancour Battery Material Plant, the Corporation has acquired 143,000m2 brownfield property with an existing 22,000m2 building located in Bécancour adjacent to the Corporation’s current 200,000 m2 greenfield site in the Bécancour industrial park.
In addition to these milestones, the Corporation is pursuing the various due diligence processes, updating the financial model, and pursuing its financing activities in order to reach FID for the First-Stage Bécancour Battery Material Plant. Upon obtaining such FID, construction is expected to commence and take approximately 24 months, followed by a 12-month ramp-up period, with the objective of reaching full nameplate capacity within approximately 36 months following FID.
The Corporation’s wholly owned subsidiary, NMG Bécancour, and Panasonic Energy entered into a multiyear binding offtake agreement with the objective of advancing the production of 13 ktpy of high-capacity active anode material from the First-Stage Bécancour Battery Material Plant (the “Panasonic Energy Agreement”). The Panasonic Energy Agreement sets out conditions precedent that are customary for agreements of this nature. There is no assurance that the Corporation will be able to secure additional commitments, nor that the Corporation will be able to meet the conditions precedent of the Panasonic Energy Agreement.
Second-Stage Bécancour Battery Material Plant
The Corporation is also assessing the commercial and technical feasibility for the construction, at a later stage, of a Phase-2 active anode material facility with annual average capacity of approximately 44 ktpy (“Second-Stage Bécancour Battery Material Plant” and collectively with the First-Stage Bécancour Battery Material Plant, the “Bécancour Battery Material Plants”). The Corporation completed a conceptual design and AACE Class 3 estimate for the Second-Stage Bécancour Battery Material Plant (the “Bécancour Battery Material Plant Estimate” and collectively with the First-Stage Battery Material Plant Estimate, the “AACE Project Cost Estimates”). The AACE Project Cost Estimates are technical studies relating to the design, construction, and operation of the Battery Material Plants and are preliminary in nature. There is no assurance that actual results will be consistent with the AACE Project Cost Estimates disclosed in the Prospectus, see “Forward-Looking Statements” and “Risk Factors — AACE Project Cost Estimates” in the Prospectus.
The Corporation owns a 200,000 m2 greenfield site in the Bécancour industrial park in Québec, Canada, where the Corporation intends to build, at a later stage, the Second-Stage Bécancour Battery Material Plant upon having secured offtakes for such production. Approximately 150 km northeast of Montréal, close to the Saint-Lawrence River, the site provides local infrastructure with a direct supply of chemicals from nearby producers, affordable hydroelectricity, and a regional pool of skilled workforce.
The Panasonic Energy Agreement, which is expected to be fulfilled by the First-Stage Bécancour Battery Material Plant, is the only offtake agreement in place for active anode material and other existing commercial offtake agreements are directly related to the Matawinie Mine Project, and not the Second-Stage Bécancour Battery Material Plant. In order to advance the development of the Second-Stage Bécancour Battery Material Plant, the Corporation is pursuing active anode material offtake agreements with other clients and will need to undertake a comprehensive review of its existing commercial offtake agreements. This review is necessary to align contractual commitments with the Corporation’s updated production strategy and capacity objectives. As part of this process, the Corporation anticipates that certain existing agreements may need to be amended or terminated. In particular, the Corporation expects that the current Supply Term Sheet or the definitive agreement once concluded with the Government Service Canada (“GoC”) will need to be terminated to ensure flexibility in allocating production volumes. The Corporation may also consider sourcing raw materials for the Second-Stage Bécancour Battery Material Plant from third-party suppliers. Given the foregoing, as of the date of this Prospectus Supplement, the Corporation intends to prioritize, as an initial milestone for the Bécancour Battery Material Plants, the development of the First-Stage Bécancour Battery Material Plant. Except for the current offtake agreement with the GoC under which the Corporation has the contractual right to unilaterally terminate, there can be no assurance that the Corporation will successfully renegotiate or terminate existing agreements on favorable terms, or that new agreements will be concluded in a timely manner. Failure to do so could materially impact the Corporation’s ability to proceed with the First-Stage Bécancour Battery Material Plant as planned.
Projects Timeline
The Corporation is carrying out a phased-development plan for its Matawinie Mine Project and the Bécancour Battery Material Plants Project to derisk its projects and advance towards FID in view of commercial operations. The net proceeds from the Offering will be used for funding the design, engineering and construction of the Phase-2 Matawinie Mine and for general and administrative expenses and general working capital of the Corporation. FID to proceed with the design, engineering and construction of the Phase-2 Matawinie Mine, expected to be made following the closing of the Offering and the Concurrent Private Placement, on the basis of, among other things, access to the net proceeds from the Offering, the Concurrent Private Placement and to the Facilities committed to be provided by EDC and CIB totalling US$335 million which will be available at the level of NMG Matawinie, upon completion of the definitive documentation, final legal, insurance and regulatory due diligence, and satisfaction of customary conditions precedents. FID for the First-Stage Bécancour Battery Material Plant targeted for H2 2026. Since the launch of project financing efforts, the Corporation has received cumulative expressions of interest from potential lenders, customers and institutional equity investors of approximately CAD$1.6 billion for its project financing, that shall be revised to reflect the First-Stage Bécancour Battery Material Plant.
Recent Development
Facilities
On March 17, 2026, the Corporation announced it had executed a commitment letter in respect of senior secured project debt to support the construction, development and commissioning of the Phase-2 Matawinie Mine Project. Leading Canadian public finance institutions, Export Development Canada (“EDC”) and the Canada Infrastructure Bank (“CIB”, and together with EDC, the “Lenders”), have committed to providing facilities totaling US$335 million, including US$290 million senior secured term loan facilities and US$45 million senior secured cost overrun debt facilities, (the “Facilities”) toward the establishment of the Phase-2 Matawinie Mine Project. The Facilities will be available at the level of NMG Matawinie Inc. (the “NMG Matawinie”), a wholly owned subsidiary of the Corporation, upon completion of the definitive documentation, final legal, insurance and regulatory due diligence, and satisfaction of customary conditions precedents. Also, the Facilities will be used to fund eligible project construction costs, working capital requirements prior to completion, and transaction costs associated with the financing. The senior secured cost overrun debt facilities provide additional protection against construction cost overruns, subject to defined conditions.
The effectiveness of the Facilities will be subject to the satisfaction, in form and substance satisfactory to each Lender, of customary project-finance closing conditions, including, but not limited to: execution and delivery of the required loan documentation and security documents; evidence that the minimum equity commitments for the senior secured cost overrun debt facilities have been obtained; delivery of all permits then required for the Matawinie Mine Project; evidence that all accounts for the project, other than the debt service reserve account, have been established; and delivery of the Matawinie Mine Project budget, schedule, base case financial model and development plan. No borrowing under the Facilities will occur on the effective date unless the conditions precedent to financial close have also been satisfied or waived by the Lenders.

Financial close under the Facilities will be subject to the satisfaction, in form and substance satisfactory to each Lender, of additional customary project-finance funding conditions, including, but not limited to: execution and delivery of all loan documentation and security documents required to be in effect as of financial close; delivery of all permits required as of financial close and evidence of registration; evidence that equity contributions equal to the minimum base equity requirement have been made and deposited to the proceeds account or applied to approved project costs, and that the senior secured cost overrun debt facilities equity requirement has been contributed to the cost overrun account; and delivery of an updated project budget, project schedule, base case financial model and development plan. There can be no certainty that the Facilities will become effective and/or that conditions precedent to the Facilities will be met and/or that close pursuant to the Facilities will be achieved, either on the terms and conditions or in the amounts anticipated by the Corporation or set forth in the commitment letter related thereto or at all.
The Facilities will provide for a comprehensive cash management regime that subordinates any upstream distributions to Lenders’ priority claims and reserve funding requirements, with security granted over all of NMG Matawinie’s assets and a pledge of 100% of NMG Matawinie’s equity.
NMG Matawinie will be required to establish and maintain a series of dedicated project bank accounts, each of which will subject to account controls in favor of the Lenders. The project accounts will comprise a proceeds account, a loss proceeds account, a debt service reserve account, an investment tax credit proceeds account, and a cost overrun account. In addition, NMG Matawinie is required to establish a restricted payments account for the deposit of permitted distributions.
Following the Matawinie Mine Project completion date, NMG Matawinie will be allowed to make withdrawals from the project accounts only in compliance with the order of priority that will be set forth in a cashflow waterfall. That cashflow waterfall will direct funds first to operating costs; second to interest, fees, increased costs, and other amounts due under the senior secured term loan facilities; third to scheduled repayments of principal; fourth to funding the debt service reserve account up to its required amount; fifth to mandatory prepayments; sixth to the excess cash flow sweep as further described below; seventh to voluntary prepayments; and eighth to ordinary course payments under permitted interest rate and foreign exchange hedge agreements, with pro rata allocation among recipients in the event of a shortfall at the second, third, or fifth level. Only after all waterfall obligations have been satisfied, and only upon concurrent satisfaction of certain distribution conditions, may any remaining funds be distributed to the restricted payments account for the benefit of the Corporation. In addition, certain minimum balances will be required for the proceeds account and the debt service reserve account, which will be one of the distribution conditions, meaning that distributions are not permitted unless the proceeds account and the debt service reserve account are funded to the required level at the time of distribution. Unless otherwise permitted for reinvestment or restoration, amounts in the loss proceeds account will not be available for distribution and will be directed exclusively to mandatory prepayment of the senior secured term loan facilities.
Distributions from NMG Matawinie to the Corporation will be permitted solely upon satisfaction of certain distribution conditions, including: (a) keeping certain levels of reserves of cash as described above; (b) the absence of any default or event of default; (c) the occurrence of the first repayment; and (d) satisfaction of specified financial ratio thresholds. The Facilities will include certain negative covenants including prohibiting distributions except in accordance with certain distribution conditions.
In addition to scheduled amortization, the Facilities will be subject to excess cash flow being mandatorily swept to prepay the senior secured term loan facilities. Certain specified proceeds will also have to be applied to mandatory prepayment ahead of any distributions.
The Corporation, as sponsor under the Facilities, will provide a completion guarantee until the Matawinie Mine Project is completed and will be required to maintain a certain minimum liquidity prior to and after the Bécancour Battery Material Plants FID. The Facilities will set certain conditions for equity raises at the Corporation level before and after Bécancour Battery Material Plants FID with respect to timing and structure of future equity offerings.
Updated GoC Term Sheet
On March 26, 2026, the Corporation announced it has executed an updated binding long-form term sheet with the Government of Canada, represented by Public Services and Procurement Canada, setting out the principal commercial terms for the supply, storage and resale of flake graphite concentrate from the Corporation’s Phase-2 Matawinie Mine (the “Updated GoC Term Sheet”). The Updated GoC Term Sheet advances the work toward definitive transaction agreements, with the Government of Canada committing to purchase 30,000 tpy of flake graphite concentrate from the Matawinie Mine on a take-or-pay basis over a seven-year term. The Updated GoC Term Sheet is subject to the satisfaction of customary conditions precedent, including the completion of governmental approvals and appropriations processes, and a positive FID on the Corporation’s Phase-2 Matawinie Mine.
RISK FACTORS
In addition to the risk factors set forth herein, additional risk factors relating to the Corporation’s business are discussed in the Prospectus, the AIF and the MD&A, which risk factors are incorporated herein by reference.   An investment in the Subscription Receipts should be considered highly speculative due to the nature of the Corporation’s business and its present stage of development. Investors may lose their entire investment. An investment in the Subscription Receipts should only be made by knowledgeable and sophisticated investors who are willing to risk and can afford the loss of their entire investment. Prospective investors should consult with their professional advisors to assess an investment in the Corporation. In evaluating the Corporation and its business, investors should carefully consider, in addition to the other information contained in this Prospectus Supplement, in the Prospectus and in those documents that are incorporated herein and therein by reference, the following risk factors. These risk factors are not a definitive list of all risk factors associated with an investment in the Corporation or in connection with the Corporation’s operations. If any event arising from these risks occurs, the Corporation’s business, prospects, financial condition, results of operations or cash flows, or your investment in the Subscription Receipts, could be materially adversely affected.
Negative Operating Cash Flow (in thousands of dollars)
The Corporation has no history of revenues from its operating activities. The Corporation’s cash and cash equivalents amounted to CAD$73,940, CAD$106,296, and CAD$36,332 as at December 31, 2025, as at December 31, 2024, and as of December 31, 2023 respectively. During the fiscal years ended December 31, 2025, December 31, 2024 and December 31, 2023, the Corporation had negative cash flow usage from operating activities of CAD$42,171, CAD$51,953, and CAD$39,515, respectively. For the fiscal year ended December 31, 2025, the Corporation has had an average monthly cash expenditure rate of approximately CAD$4,654, per month, including addition to property, plant and equipment, intangible assets, deposit to suppliers and all operating expenses and development costs. For the fiscal year ended December 31, 2025, the Corporation recorded a net loss and comprehensive loss of CAD$105,177. As of December 31, 2025, the Corporation’s current liabilities exceeded its current assets by CAD$11,954 primarily due to the derivative warrant liabilities, which are recorded as a liability. Total current liabilities amounted to CAD$91,406. The Corporation anticipates it will continue to have negative cash flow from operating activities in future periods at least until commercial production is achieved at the Matawinie Mine Project and/or the Bécancour Battery Material Plants Project. To the extent that the Corporation has negative operating cash flows in future periods, the Corporation may need to allocate a portion of its existing working capital to fund such negative cash flow or the Corporation may adjust the expenditure rate to preserve liquidity.
Availability of the Facilities is Subject to Execution of Definitive Documentation, Certain Due Diligence and Conditions Precedent
The Facilities are expected to be a significant source of funding for the construction of the Matawinie Mine Project. However, the Facilities will only be available at the level of NMG Matawinie upon completion of the definitive documentation, final legal, insurance and regulatory due diligence, and satisfaction of customary conditions precedent. The commitment letter is not a binding definitive credit agreement, and there can be no assurance that the Corporation and NMG Matawinie will be able to satisfy all applicable conditions precedent or that the definitive documentation will be executed on terms consistent with the commitment letter, or at all. See “Recent Development” in this Prospectus Supplement.
The conditions precedent to the availability of the Facilities are expected to include, among other things, the completion of satisfactory due diligence by the Lenders, the execution of definitive credit and security agreements, the provision of security over all of NMG Matawinie’s assets and a pledge of 100% of NMG Matawinie’s equity, compliance with specified financial and operational covenants, the completion of the Offering and the Concurrent Private Placement, and other conditions customary for project finance transactions of this nature. There can be no assurance that the Corporation and NMG Matawinie will be able to satisfy all such conditions in a timely manner or at all. Failure to satisfy one or more of these conditions could result in the Facilities not being available to the Corporation, which would have a material adverse effect on the Corporation’s ability to fund the construction and development of the Matawinie Mine Project, and could require the Corporation to seek alternative sources of financing that may not be available on commercially reasonable terms or at all.
In addition, even if the Facilities become available, the definitive credit agreements are expected to contain restrictive covenants that could limit the Corporation’s and NMG Matawinie’s operational and financial flexibility, including a comprehensive cash management regime, restrictions on distributions from NMG Matawinie to the Corporation, mandatory excess cash flow sweeps, mandatory prepayment obligations, and customary events of default. The Corporation will also be required, as sponsor under the Facilities, to provide a completion guarantee until the Matawinie Mine Project is completed and to maintain a certain minimum liquidity level prior to and after the Bécancour Battery Material Plants FID. Breach of any of these covenants or obligations could result in an event of default under the Facilities, which could lead to the acceleration of the outstanding indebtedness, enforcement on collateral, and a material adverse effect on the Corporation’s business, financial condition and results of operations. These restrictions may also limit the Corporation’s ability to pursue other strategic initiatives or raise additional capital. See “Recent Development” and “Use of Proceeds” in this Prospectus Supplement.
Going Concern and Insolvency Risk
The Corporation’s consolidated financial statements have been prepared using the IFRS Accounting Standards as issued by the IASB applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due for the foreseeable future.
During the year ended December 31, 2025, the Corporation reported a net loss after tax of CAD$105.2 million and cash outflows from operating activities of CAD$42.2 million and had an accumulated deficit of CAD$399 million as at December 31, 2025. The Corporation has yet to generate positive cash flows or earnings. Based on all available information about the future, which includes at least, but not limited to, the next twelve months, management believes that without additional funding, the Corporation does not have sufficient liquidity to pursue its planned expenditures.
These circumstances indicate the existence of material uncertainties that cast substantial doubt as to the ability of the Corporation to continue as a going concern and accordingly, the appropriateness of the use of accounting principles applicable to a going concern.
The Corporation’s ability to continue future operations and fund its development and acquisition activities is dependent on management’s ability to secure additional financing in the future, which may be completed in a number of ways including, but not limited to, the issuance of debt or equity instruments, expenditure reductions, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing and other capital markets alternatives. While management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Corporation or that they will be available on terms which are acceptable to the Corporation.
The Corporation’s consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be significant.
There is no Existing Market for the Subscription Receipts
There is currently no market through the Subscription Receipts may be sold and purchasers may not be able to resell the Subscription Receipts purchased under this Prospectus Supplement. The Corporation has applied to list the Subscription Receipts in U.S. dollars on the TSX. Such listing will be subject to the fulfillment of all listing conditions of the TSX and there can be no assurance that these conditions will be met. There can be no assurance that an active and liquid trading market will develop for the Subscription Receipts after the Offering, of if developed, that such a market will be sustained at the price level of the Offering. The Offering Price was determined by negotiation between the Corporation and the Bookrunners and may not be indicative of the price at which the Subscription Receipts or Common Shares will trade following the completion of the Offering. The Corporation cannot assure investors that the market price of the Subscription Receipts or Common Shares will not materially decline below the initial Offering Price. To the extent that an active trading market for the Subscription Receipts does not develop, the liquidity and trading prices of the Subscription Receipts may be adversely affected.
The Market Price of the Common Shares may be Volatile
The market price of the Common Shares may be volatile. This volatility may affect the ability of holders of Subscription Receipts to sell the Subscription Receipts at an advantageous price. The market price for Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Corporation’s control, including the following:
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actual or anticipated fluctuations in the Corporation’s quarterly results of operations;

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changes in estimates of our future results of operations by Corporation management or securities research analysts;

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changes in the economic performance or market valuations of other companies that investors deem comparable to the Corporation;

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change of the Corporation’s executive officers and other key personnel;

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sales of additional Common Shares;

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significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors; and

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news reports relating to trends, concerns or competitive developments, regulatory changes and other related issues in the Corporation’s industry or target markets.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have, in many cases, been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Corporation’s operating results, underlying asset values or prospects have not changed.
Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. As well, certain institutional investors may base their investment decisions on consideration of the Corporation’s environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to meet such criteria may result in a limited or no investment in the Common Shares by those institutions, which could adversely affect the trading price of the Common Shares. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Corporation’s operations could be adversely impacted and the trading price of the Common Shares may be adversely affected. These broad market fluctuations may adversely affect the market prices of the Subscription Receipts and Common Shares.
Risk Related to the Failure to Obtain Shareholder Approvals for the Concurrent Private Placement
The completion of the Concurrent Private Placement is conditional upon obtaining Shareholder Approvals. There can be no assurance that such approvals will be obtained. If Shareholder Approvals are not received, the Concurrent Private Placement may not be completed, may be delayed, or may be completed on different terms. The Corporation may therefore not receive the anticipated proceeds. Any failure or delay in completing the Concurrent Private Placement could adversely affect the Corporation’s financial condition and financial performance, and the trading price of the Common Shares could be adversely affected. As the

Concurrent Private Placement Closing forms part of the Escrow Release Conditions, any failure or delay in completing the Concurrent Private Placement could constitute a Termination Event.
The Escrow Release Conditions may not be Satisfied or Waived prior to the Termination Date
The Subscription Receipts will be automatically converted into Common Shares upon the satisfaction or waiver of the Escrow Release Conditions, which include the completion of the Concurrent Private Placement, which is itself subject to the Shareholder Approvals. There can also be no assurance that the Escrow Release Conditions will be satisfied or waived prior to the Termination Date. Each subscriber’s subscription proceeds will be held in escrow pending the satisfaction or waiver of the Escrow Release Conditions or the occurrence of a Termination Event, and accordingly subscribers will not be able to use such funds to take advantage of other investment opportunities that occur prior to the occurrence of a Termination Event or the satisfaction or waiver of the Escrow Release Conditions nor to participate in any growth in the trading price of the Common Shares if the Escrow Release Conditions are not satisfied or waived prior to the occurrence of a Termination Event. Holders of Subscription Receipts will only have the rights described under “Description of the Securities Being Distributed — Subscription Receipts” and as set out in the Subscription Receipt Agreement.
If the Concurrent Private Placement Closing does not occur before the Termination Date, the Subscription Receipts will be cancelled and the holders of Subscription Receipts will be entitled to a refund as disclosed in this Prospectus Supplement. In that case, the total return that a holder of Subscription Receipts would be entitled to receive would be limited to the amount of interest actually earned on the Escrowed Funds, and holders of Subscription Receipts would not participate in any growth in the trading price of the Common Shares and would be restricted from using the funds devoted to the acquisition of the Subscription Receipts for any other investment opportunities until such funds are returned to the holder.
Escrowed Funds
The gross proceeds from the Offering (less 50% of the Underwriters’ Fee), together with any accrued interest thereon, will be held in escrow by the Subscription Receipt Agent pending delivery of the Escrow Release Notice and Direction or the occurrence of the Termination Date. There can be no assurance that the conditions for the release of the Escrowed Funds will be satisfied on or prior to the Termination Date.
Upon satisfaction of the Escrow Release Conditions prior to the Termination Date, the Escrowed Funds together with the Earned Interest, less the Escrowed Underwriters’ Fee, may be released to the Corporation in accordance with the terms of the Subscription Receipt Agreement.
Since 50% of the Underwriters’ Fee will be paid by the Corporation to the Underwriters on the Closing Date, such amount will not form part of the Escrowed Funds. Therefore, the aggregate amount that holders of the Subscription Receipts shall be entitled to receive from the Subscription Receipt Agent in the event that the Escrow Release Conditions are not satisfied prior to the occurrence of a Termination Event will be greater than the aggregate amount of the Escrowed Funds. In the event that the gross proceeds are required to be remitted to purchasers of the Subscription Receipts, the Corporation has agreed to and undertaken to pay the Subscription Receipt Agent an amount equal to Escrowed Underwriters’ Fee such that 100% of the gross proceeds and the Earned Interest would be returned to purchasers of Subscription Receipts.
Holders of Subscription Receipts will be required to rely on the Corporation to repay such funds as sufficient amounts will no longer be held in escrow. Although the Corporation believes that if either of these scenarios were to occur, it would have sufficient funds to cover such payments, there is no guarantee that the Corporation would be in a financial position to cover such payments.
Positive Return not Guaranteed
A positive return on an investment in the Subscription Receipts is not guaranteed. There is no guarantee that an investment in the Subscription Receipts will earn any positive return in the short term or long term. An investment in the Subscription Receipts involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the Subscription Receipts is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment.
The Issuance of Common Shares pursuant to the Terms of the Subscription Receipts may be Diluted by Subsequent Offerings by the Corporation or because of the Exercise or Conversion of Securities of the Corporation
The issuance of Subscription Receipts in connection with the Offering and the Concurrent Private Placement may have a dilutive effect on the existing holders of Common Shares and the Corporation may issue additional Common Shares in subsequent offerings. Additional financing needed to continue funding the development, construction and operation of the Matawinie Mine Project, the Bécancour Battery Material Plants Project and the Uatnan Mining Project may require the issuance of additional securities. The issuance of additional securities and the exercise of warrants, stock options and other convertible securities, as applicable, will result in dilution of the equity interests of any persons who are or may become holders of Common Shares underlying the Subscription Receipts.
As of the date of this Prospectus Supplement, an aggregate of 160,826,539 Common Shares are currently issued and outstanding as fully paid and non-assessable, and 7,510,750 stock options, 197,342 restricted share units (RSUs, 394,658 performance share units (PSUs) and 70,932,538 warrants are currently issued and outstanding, collectively entitling the holders thereof to purchase an aggregate of up to of 79,035,288 Common Shares. Furthermore, upon conversion of the convertible note issued to IQ, an aggregate of 2,500,000 Common Shares and 2,500,000 warrants may be issued. The Corporation has reserved for issuance the accrued interests on the convertible note, resulting in 1,920,176 Common Shares to be issued at the maturity, conversion or redemption of the convertible note.
On a fully diluted basis, assuming (i) the exercise in whole of the issued and outstanding stock options, RSUs and PSU, (ii) the exercise in whole of the warrants, (iii) the conversion in whole of the convertible note issued to IQ and (iv) the issuance of all of the Common Shares reserved for issuance upon payment of the accrued interests on the convertible note issued to IQ, 246,782,003 Common Shares would be issued and outstanding as fully paid and non-assessable.
As of the date of this Prospectus Supplement, the Pallinghurst Parties are beneficial owners of an aggregate of 13,144,970 Common Shares representing approximately 8.17% of the issued and outstanding Common Shares on an undiluted basis. Assuming the conversion in whole of its warrants, the Pallinghurst Parties would be beneficial owners of an aggregate of 19,394,970 Common Shares, representing 11.61% of the issued and outstanding Common Shares, on a partially diluted basis.
As of the date of this Prospectus Supplement, IQ is the beneficial owner of an aggregate of 25,637,260 Common Shares representing 15.94% of the issued and outstanding Common Shares. Assuming (i) the conversion in whole of its convertible note and its warrants (including the warrants comprised in the units issued upon conversion of the note) (ii) the completion of the Concurrent Private Placement and the Offering; and (iii) the issuance of Common Shares issuable to IQ in connection with accrued interest under IQ’s convertible note, IQ would be the beneficial owner of an aggregate of 85,750,558 Common Shares, representing 24.57% of the issued and outstanding Common Shares, on a partially diluted basis.
As of the date of this Prospectus Supplement, Mitsui is the beneficial owner of 13,552,695 Common Shares representing 8.43% of the issued and outstanding Common Shares. Assuming the conversion in whole of its warrants, Mitsui would be the beneficial owner of an aggregate of 26,052,695 Common Shares, representing 15.03% of the issued and outstanding Common Shares, on a partially diluted basis.
As of the date of this Prospectus Supplement, Panasonic is the beneficial owner of 12,500,000 Common Shares representing 7.77% of the issued and outstanding Common Shares. Assuming the exercise in whole of its warrants, Panasonic would be the beneficial owner of an aggregate of 25,000,000 Common Shares, representing 14.42% of the issued and outstanding Common Shares, on a partially diluted basis.
As of the date of this Prospectus Supplement, CGF is the beneficial owner of 19,841,269 Common Shares representing 12.34% of the issued and outstanding Common Shares. Assuming (i) the exercise in whole of its warrants and (ii) the completion of the Concurrent Private Placement and the Offering, CGF would be the beneficial owner of an aggregate of 84,134,998 Common Shares, representing 24.59% of the issued and outstanding Common Shares, on a partially diluted basis.
As of the date of this Prospectus Supplement, GM is the beneficial owner of 12,500,000 Common Shares representing 7.77% of the issued and outstanding Common Shares.
Assuming completion of the Concurrent Private Placement, ENI will beneficially own 38,043,478 Common Shares, representing approximately 11.80% of the issued and outstanding Common Shares.
The concentration of an important percentage of the issued and outstanding Common Shares in the hands of a limited number of shareholders may discourage an unsolicited bid for the Common Shares, and this may adversely impact the value and trading price of the Common Shares. In addition, sales of Common Shares by either of IQ, the Pallinghurst Parties, Mitsui, GM, Panasonic, CGF and ENI (in the case of the latter, assuming completion of the Concurrent Private Placement) may adversely affect the trading price of the Common Shares.
Price at which the Subscription Receipts are sold by the Underwriters may be less than the Offering Price
The Underwriters propose to offer the Subscription Receipts initially at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Subscription Receipts at such price, the Offering Price may be decreased. The sale by the Underwriters of the Subscription Receipts at a price lower than the Offering Price could adversely affect the prevailing market prices for the Subscription Receipts and the underlying Common Shares.
Failure to establish and maintain effective disclosure and internal controls could result in the loss of investor confidence in the reliability of the Corporation’s financial statements, harm its business and operating results and negatively impact the trading price of the Common Shares, and could also result in the Corporation failing to meet its reporting obligations.
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Corporation in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Corporation’s management, as appropriate, to allow timely decisions regarding required decisions. The Corporation has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The Corporation’s failure to satisfy the requirements of applicable securities laws on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm its business and negatively impact the trading price of the Common Shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation’s operating results or cause it to fail to meet its reporting obligations.
The Corporation may use the Proceeds from the Sale of the Subscription Receipts for purposes other than those set out in this Prospectus Supplement.
While information regarding the use of proceeds from the sale of the Subscription Receipts from the Offering is described in “Use of Proceeds” in this Prospectus Supplement, the Corporation will have broad discretion over the use of the net proceeds of the Offering. Management may use the net proceeds of the Offering in ways that an investor may not consider desirable. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds are not applied effectively, the Corporation’s financial performance and financial condition may be adversely affected and the trading price of the Common Shares could be adversely affected.
The Corporation’s constating documents permit it to issue additional securities in the future, including Common Shares, without additional shareholder approval.
The Corporation’s articles permit it to issue an unlimited number of Common Shares. The Corporation anticipates that it will, from time to time, issue additional Common Shares in the future, including in connection with potential acquisitions. Subject to the requirements of the TSX and the NYSE, the Corporation will not be required to obtain the approval of shareholders for the issuance of additional Common Shares. Any further issuances of Common Shares will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings.
If securities or industry analysts do not publish research or reports about the Corporation, or if they downgrade the Common Shares, the price of the Common Shares could decline.
The trading market for the Common Shares depends, in part, on the research and reports that securities or industry analysts publish about the Corporation. The Corporation does not have any control over these analysts. If one or more of the analysts who cover the Corporation downgrade the Common Shares or publish inaccurate or unfavourable research about the Corporation, the price of the Common Shares would likely decline. In addition, if the Corporation’s results of operations fail to meet the forecast of analysts, the price of the Common Shares would likely decline. If one or more of these analysts cease coverage of the Corporation or fail to publish reports on the Corporation regularly, demand for the Common Shares could decrease, which might cause the price and trading volume of the Common Shares to decline.
Listing of the Subscription Receipts and the Common Shares issuable pursuant to the terms of the Subscription Agreement
The Corporation has applied to list the Subscription Receipts and the underlying Common Shares on the TSX and has applied to list the Common Shares underlying the Subscription Receipts on the NYSE. Such listings will be subject to the Corporation fulfilling all of the listing requirements of the TSX and/or NYSE, as the case may be. No assurance can be given that the applications will be approved.
The market price of the Common Shares is subject to fluctuations and may not reflect the Corporation’s long-term value at any given time, and the Corporation may be subject to securities litigation as a result.
The price of the Common Shares is likely to be significantly affected by a variety of factors and events including short-term changes to the Corporation’s financial condition or results of operations as reflected in the Corporation’s quarterly financial statements. Other factors unrelated to the Corporation’s performance that may have an effect on the price of the Common Shares include the following: (i) the extent of analytical coverage available to investors concerning the Corporation’s business may be limited if investment banks with research capabilities do not follow the Corporation’s securities; (ii) lessening in trading volume and general market interest in the Corporation’s securities may affect an investor’s ability to trade significant numbers of the Common Shares; (iii) the size of the Corporation’s public float may limit the ability of some institutions to invest in the Corporation’s securities; and (iv) a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Corporation’s securities to be delisted from the NYSE or TSX, further reducing market liquidity.
As a result of any of these factors, the market price of the Common Shares is subject to fluctuations and may not accurately reflect the Corporation’s long-term value at any given point in time. Securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. The Corporation may be the target of similar litigation in the future. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.
Introduction of new tax or accounting rules, laws or regulations
Complying with new tax or accounting rules, laws or regulations could adversely impact our results of operations or cause unanticipated fluctuations in our results of operations or financial condition in future periods. For example, in the United States, members of Congress, the presidential administration or other officials from time to time propose changes to the U.S. federal tax laws and system, including changes to corporate income tax rates, and changes to the tax base or available deductions. Any such changes to the law, regulations and rulings or otherwise to the federal tax system, if enacted or otherwise implemented, could adversely affect our financial performance and the tax liabilities to which we may be subject. Similarly, any change in Canadian tax laws could adversely impact our results of operations. The interpretation and application of many provisions of tax law, including any new laws or regulations, are also often subject to significant ambiguity, which makes their precise impact on us difficult or impossible to predict. Potential investors are encouraged to consult their advisors regarding any such potential changes.
The Corporation may be a “Passive Foreign Investment Company”, which may result in adverse U.S. federal income tax consequences for U.S. Holders of Subscription Receipts and Common Shares.
Generally, if for any taxable year, 75% or more of the Corporation’s gross income is passive income, or at least 50% of the average quarterly value of the Corporation’s assets are held for the production of, or produce, passive income, the Corporation would be characterized as a “passive foreign investment company” (a “PFIC”) within the meaning of Section 1297(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Based on the current profile of the Corporation’s gross income, gross assets, the nature of its business, and its anticipated market capitalization, the Corporation believes that it was likely a PFIC for its most recently completed taxable year. While the Corporation has not made a determination of its expected PFIC status for the current taxable year, the Corporation may be a PFIC in the current taxable year and in the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the Corporation’s status as a PFIC has been obtained or is currently planned to be requested. Because PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, there can be no assurance that the Corporation will not be a PFIC for the current or future taxable years. If the Corporation is a PFIC for any year during a U.S. taxpayer’s holding period of Subscription Receipts or Common Shares, then such U.S. taxpayer generally will be required to treat any gain realized upon a disposition of the Subscription Receipts or Common Shares or any so-called “excess distribution” received on its Common Shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. taxpayer. Subject to certain limitations, these tax consequences may be altered if a U.S. taxpayer makes a timely and effective “qualified electing fund” election under Section 1295 of the Code (“QEF Election”) with respect to the Corporation or a “mark-to-market” election under Section 1296 of the Code (“Mark-to-Market Election”) with respect to the Subscription Receipts or Common Shares, as applicable. A U.S. taxpayer who makes a timely and effective QEF Election generally must report on a current basis its share of the Corporation’s net capital gain and ordinary earnings for any year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts with respect to the Common Shares. However, U.S. taxpayers should be aware that there can be no assurance that the Corporation will satisfy the record keeping requirements that apply to a qualified electing fund, or that the Corporation will supply U.S. taxpayers with information that such U.S. taxpayers require to report under the QEF Election rules, in the event that the Corporation a PFIC and a U.S. taxpayer wishes to make a QEF Election. Thus, U.S. taxpayers may not be able to make a QEF Election with respect to the Corporation. A U.S. taxpayer who makes the Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. In addition, a QEF Election is not anticipated to be effective with respect to the Subscription Receipts. While the Corporation intends to list the Subscription Receipts on the TSX, the U.S. federal income tax classification of the Subscription receipts is not free from doubt and, accordingly, there can be no assurance that a Mark-to-Market Election will be available or effective with respect to the Subscription Receipts. While the Corporation intends to list the underlying Common Shares on the TSX and the NYSE, there can be no assurance that the Common Shares are or will continue to be regularly traded for purposes of the Mark-to-Market Election rules and, accordingly, there can be no assurance that a Mark-to-Market Election will be available with respect to the Common Shares. This paragraph is qualified in its entirety under the heading “Certain Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules”. Each U.S. holder of Subscription Receipts or Common Shares should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Subscription Receipts and Common Shares.

USE OF PROCEEDS
Business Objectives and Milestones
The Corporation is developing an integrated ore-to-processed-graphite value chain to serve tomorrow’s industries in energy, defense, technology, and manufacturing in Québec, Canada. With recognized ESG standards and structuring partnerships, the Corporation is set to become a strategic supplier to the world’s leading lithium-ion battery and EV manufacturers, providing advanced materials (sources: Bloomberg Finance L.P., CDP and Benchmark Mineral Intelligence).
The Corporation is carrying out a phased-development plan for its Matawinie Mine Project and the Bécancour Battery Material Plants Project to derisk its projects and advance towards FID in view of commercial operations. The net proceeds from the Offering will be used for funding the design, engineering and construction of the Phase-2 Matawinie Mine and for general and administrative expenses and general working capital of the Corporation. FID to proceed with the design, engineering and construction of the Phase-2 Matawinie Mine, expected to be made following the closing of the Offering and the Concurrent Private Placement, on the basis of, among other things, access to the net proceeds from the Offering, the Concurrent Private Placement and to the Facilities committed to be provided by EDC and CIB totalling US$335 million which will be available at the level of NMG Matawinie, upon completion of the definitive documentation, final legal, insurance and regulatory due diligence, and satisfaction of customary conditions precedents.
Use of Proceeds
The estimated net proceeds from the Offering and the Concurrent Private Placement, after deducting the Underwriters’ Fee and the estimated expenses and costs of the Offering and the Concurrent Private Placement payable by the Corporation, are expected to be approximately US$291.7 million assuming no exercise of the Over-Allotment Option (US$303.7 million assuming the exercise in full of the Over-Allotment Option). The net proceeds of the Offering and the Concurrent Private Placement, which, together with the Facilities, are expected to fully fund the construction of the Phase-2 Matawinie Mine, will be used as set out below:
Sources and Uses of Proceeds
Summary of Uses	US$ million
Capital expenditure (CAPEX) for the construction of the Phase-2 Matawinie Mine(1)	421
Additional contingency(2)	53
Total Capital Expenditure (CAPEX)	474
Corporation’s financing costs(3), general and administrative expenses and general working capital	44
Closure and rehabilitation costs(4)	24
Total Uses Before Cost overrun facilities	542
Cost overrun facilities(5)	85
Total Uses	627
Sources	US$ million
Net proceeds from the Offering(6)	79
Net proceeds from the Concurrent Private placement(6)	213
ENI	70
CGF	82
IQ	61
Facilities(7)	335
Senior secured term loan facilities	290
Senior secured cost overrun debt facilities	45
Total Sources	627

All amounts are presented in U.S. dollars unless otherwise stated. Total may not add up due to rounding.

Notes:
(1)
Please refer to the details of the capital expenditure for the construction of the Matawinie Mine Project provided for in the 2025 Updated Feasibility Study.

(2)
Includes additional contingency, reflects a change of rate of exchange for conversion of United States dollars into Canadian dollars from 1.40 to 1.37, and incorporates escalation amounts that were not included in the capital costs provided in the 2025 Updated Feasibility Study but were required under the Facilities.

(3)
Financing-related costs, including interest capitalized during the construction phase of the Matawinie Mine Project and other financing-related fees.

(4)
Closure and mine rehabilitation cost for the Matawinie Mine Project provided for in the 2025 Updated Feasibility Study.

(5)
The cost overrun facility provides additional protection against construction cost overruns, subject to defined conditions. See “The Corporation — Recent Development”.

(6)
The estimated net proceeds from the Offering and the Concurrent Private Placement, after deducting the Underwriters’ Fee and the estimated expenses and costs of the Offering and the Concurrent Private Placement payable by the Corporation, are expected to be approximately US$291.7 million assuming no exercise of the Over-Allotment Option (US$303.7 million assuming the exercise in full of the Over-Allotment Option). The net proceeds from the exercise of the Over-Allotment Option, if any, is expected to be applied towards the general and administrative expenses and general working capital of the Corporation.

(7)
Facilities committed to be provided by EDC and CIB totaling US$335 million, including US$290 million senior secured term loan facilities and US$45 million senior secured cost overrun debt facilities. See “The Corporation — Recent Development”.

As at March 31, 2026, the Corporation’s estimated cash and cash equivalents amounted to approximately CAD$57.3 million and the Corporation’s estimated current liabilities exceeded its estimated current assets by CAD$22.8 million primarily due to the derivative warrant liabilities, which are recorded as a liability. Total estimated current liabilities amounted to CAD$85.2 million. The Corporation does not expect to use the net proceeds from the Offering and the Concurrent Private Placement to fund anticipated negative cash flows from operating activities in future periods. For the fiscal year ended December 31, 2025, the Corporation has had an average monthly cash expenditure rate of approximately CAD$4,654 (in thousands of dollars) per month, including addition to property, plant and equipment, intangible assets, deposit to suppliers and all operating expenses and development costs. The net proceeds from the Offering and the Concurrent Private Placement, together with the Facilities, are expected to fully fund the construction of the Phase-2 Matawinie Mine expected to last 31 months, as well as an initial commissioning and ramp-up period of approximately six-months, after which the Corporation expects the Phase-2 Matawinie Mine to generate positive cash flows. Together with the contemplated Offering and the Concurrent Private Placement and the Facilities, the Corporation expects to have sufficient financial resources in order to fully fund the construction of the Phase-2 Matawinie Mine. During this period, the Corporation expects to incur operating costs, capital expenditures and working capital variations in the estimated amount of CAD$684 million. The Facilities will only be available upon completion of the definitive documentation, final legal, insurance and regulatory due diligence, and satisfaction of customary conditions precedent. There can be no assurance that the Corporation and NMG Matawinie will be able to satisfy all applicable conditions precedent or that the definitive documentation will be executed on terms consistent with the commitment letter, or at all. See “Recent Development”, “Risk Factors — Negative Operating Cash Flow (in thousands of dollars)” and “Availability of the Facilities is Subject to Conditions Precedent” in this Prospectus Supplement.
On October 27, 2025, the Corporation entered into an agreement with IQ to extend the maturity date of its convertible note from November 8, 2025 to November 8, 2026. As a result, the convertible note issued to IQ will mature within the next twelve-months. See “Consolidated Capitalization” in the Prospectus Supplement.
If the Over-Allotment Option is exercised in full, the Corporation will receive additional net proceeds of US$11,956,320 after deducting the Underwriters’ Fee only. The net proceeds from the exercise of the Over-Allotment Option is expected to be applied towards the general and administrative expenses and general working capital of the Corporation.
The Corporation intends to use the proceeds from the Offering and the Concurrent Private Placement as described above, but such use will depend on its operating needs, the implementation of its strategic plan and changes in the prevalent business environment and operating conditions. The allocation outlined above represents the Corporation’s current intention with respect to its use of proceeds from the Offering and other available funds based on current knowledge and planning by management of the Corporation. There may be circumstances where, for sound business reasons, the Corporation may reallocate the use of proceeds of the Offering. See “Risk Factors — The Corporation may use the proceeds from the sale of the Subscription Receipts for purposes other than those set out in this Prospectus Supplement” in this Prospectus Supplement, and “Risk Factors — Risks Related to an Offering of Securities — Discretion in the Use of Proceeds” in the Prospectus.

THE CONCURRENT PRIVATE PLACEMENT
Description of the Concurrent Private Placement
On April 9, 2026, the Corporation entered into the Subscription Agreements pursuant to which each of IQ, CGF, and ENI has agreed to subscribe 33,351,853 Common Shares, 44,452,460 Common Shares and 38,043,478 Common Shares, respectively, at the Offering Price, for aggregate gross proceeds to the Corporation of US$213,159,935.44 (or the Canadian dollar equivalent thereof). The Concurrent Private Placement Closing is subject to, among other things, the Offering Closing and the receipt of the Shareholder Approvals. The Concurrent Private Placement will be made pursuant to exemptions from the prospectus requirement under Canadian securities laws and the Common Shares issued thereunder will be subject to restrictions on resale for a period of four months from the Concurrent Private Placement Closing Date under Canadian securities laws. The Common Shares sold pursuant to the Concurrent Private Placement are not qualified by this Prospectus Supplement. The Concurrent Private Placement Closing will be completed immediately prior to the issuance to investors in the Offering of Common Shares upon the exchange of the Subscription Receipts.
Shareholder Approvals
Each of IQ and CGF is an “interested party” within the meaning of Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions (“Regulation 61-101”) and the issuance of Common Shares to each of IQ and CGF pursuant to the Concurrent Private Placement constitutes a “related party transaction” (collectively, the “Related Party Transactions”) within the meaning of Regulation 61-101.
Therefore, the issuance of Common Shares to each of IQ and CGF under the Concurrent Private Placement requires the approval of a simple majority of the holders of Common Shares at a duly called meeting of shareholders, other than Common Shares beneficially owned, or over which control or direction is exercised by: (a) the issuer, being the Corporation; (b) an “interested party” (within the meaning of Regulation 61-101); (c) a “related party” to such interested party within the meaning of Regulation 61-101 (subject to certain exceptions); and (d) any person that is a joint actor with any party referred to in (b) or (c), which represent IQ and CGF in respect of the applicable resolution approving the issuance of Common Shares to IQ and CGF, respectively (the “61-101 Shareholder Approvals”). The issuance of Common Shares to each of IQ and CGF under the Concurrent Private Placement is also subject to the formal valuation requirement set out in Regulation 61-101. See “Risk Factors — Risk Related to the Failure to Obtain Shareholder Approvals for the Concurrent Private Placement”.
Pursuant to the TSX Company Manual (the “TSX Manual”), the Corporation will require the following shareholder approvals, in each case to be approved by a simple majority of holders of the Common Shares at the Meeting, excluding the votes of those holders in respect of each approval as noted below:
a)
in respect of the issuance of Common Shares under the Concurrent Private Placement, under Section 607(g)(i) of the TSX Manual, on the basis that the aggregate number of Common Shares issuable under the Concurrent Private Placement is 115,847,791 Common Shares (representing 72.03% of the issued and outstanding Common Shares of the Corporation as of the date hereof), which is greater than 25% of the number of Common Shares issued and outstanding, on a non-diluted basis, as of the date hereof (the “Private Placement Approval Requirement”);

b)
in respect of the issuance of Common Shares to each of IQ and CGF, under Section 607(g)(ii) of the TSX Manual, on a disinterested basis excluding the votes of IQ and CGF and their associates and affiliates, on the basis that the aggregate number of Common Shares issuable to IQ and CGF is 77,804,313 Common Shares, together with the 279,483 Common Shares issuable to IQ in connection with accrued interest under IQ’s convertible note during the six month period prior to the date hereof (representing 48.57% of the issued and outstanding Common Shares of the Corporation as of December 31, 2025), which results in private placements to insiders of the Corporation for Common Shares greater than 10% of the number of Common Shares issued and outstanding, on a non-diluted basis, as of the date hereof (the “Related Party Private Placements Approval Requirement”);

c)
in respect of the Concurrent Private Placement, under Section 607(e) of the TSX Manual, on a disinterested basis excluding the votes of IQ, CGF and ENI (if any) and their associates and affiliates, on the basis that, pursuant to the Concurrent Private Placement, Common Shares are to be issued at a price of CAD$2.55 per Common Share, representing a 19.56% discount to the five-day volume weighted average of the Common Shares on the TSX on April 9, 2026, which is a higher discount than the 15% discount allowed by the TSX without obtaining shareholder approval (the “Private Placements Price Approval Requirement”); and
d)
in respect of the amendments to warrants issued by the Corporation on December 20, 2024 to each of CGF and IQ (collectively, the “Insider Warrants”) to extend the expiry date from December 20, 2029 to December 20, 2030 (the “Insider Warrants Amendments”), under Section 608(a) of the TSX Manual, on a disinterested basis excluding the votes of IQ and CGF and their respective affiliates, on the basis that the Insider Warrants are held by insiders of the Corporation (the “Insider Warrants Approval Requirement” and, collectively with the Private Placement Approval Requirement, the Related Party Private Placements Approval Requirement and the Private Placements Price Approval Requirement, the “TSX Shareholder Approvals” and collectively with the 61-101 Shareholder Approvals, the “Shareholder Approvals”).

The Corporation will also require shareholder approval in respect of the authorization of each of IQ and CGF to become a control person of the Corporation, under Section 604(a)(i) of the TSX Manual, on a disinterested basis excluding the votes of IQ and CGF and their respective affiliates, on the basis that (i) CGF may hold, following the exercise of the warrants it holds, and (ii) IQ may hold, following the exercise of the warrants it holds, the conversion in whole of its convertible note (including the warrants comprised in the units issued upon conversion of the note) and the issuance of Common Shares in connection with accrued interest under its convertible note, more than 20% of the issued and outstanding Common Shares, which would constitute a transaction that materially affects control of the Corporation within the meaning of Part 1 of the TSX Manual (the “Control Person Approval Requirement”). However, the Control Person Approval Requirement does not form part of the Shareholder Approvals required as a condition precedent to the Concurrent Private Placement Closing.
Description of the Subscription Agreements
Pursuant to the Subscription Agreements, each of ENI, CGF and IQ has agreed to subscribe for Common Shares as part of the financing undertaken in connection with the FID for the Phase-2 Matawinie Mine. The issuance of Common Shares to each of ENI, CGF and IQ under the Concurrent Private Placement is subject to the satisfaction of customary conditions at or prior to July 31, 2026, each of which is for the exclusive benefit of ENI, CGF and IQ, as the case may be, and which may be waived (to the extent permitted by applicable law) at the option of the applicable party to each such Subscription Agreement, including the following:
•
the accuracy in all respects of the fundamental representations and warranties of the Corporation and the accuracy in all material respects of the other representations and warranties of the Corporation;

•
the Corporation shall have performed or complied with, in all respects, all of its obligations, covenants and agreements under the Subscription Agreements;

•
the Corporation shall have obtained the Shareholder Approvals and made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate regulatory authorities required to be made or obtained by the Corporation;

•
a definitive offtake agreement shall have been executed by the Corporation and the Government of Canada (or on its behalf) and shall be in full force and effect;

•
the FID for the Phase-2 Matawinie Mine shall have been achieved;

•
no material adverse effect in respect of the Corporation shall have occurred;

•
the listing of the Common Shares on the TSX and the NYSE;

•
under the IQ and CGF Subscription Agreement, the Insider Warrants Amendments shall have been made at the entire satisfaction of each of IQ and CGF, acting reasonably, subject to the Insider Warrants Approval Requirement of the TSX and any requisite approvals from the NYSE (if applicable);

•
there shall be no issued order, injunction, judgement or ruling filed or imposed by any governmental entity enjoining, delaying, restricting or preventing the consummation of the transactions contemplated by the Subscription Agreements or claiming that such transactions are improper;

•
all conditions precedent to the Concurrent Private Placement Closing pursuant to the other Subscription Agreements shall have been satisfied or waived in accordance with their terms; and

•
the issuance of the Common Shares underlying the Subscription Receipts and delivery to the Corporation of the net proceeds from the Offering under the Subscription Receipt Agreement shall occur on the closing date of the Concurrent Private Placement, immediately after the Concurrent Private Placement Closing.

The obligation of the Corporation to complete the transactions contemplated by each of the Subscription Agreements, is subject to the satisfaction of customary conditions at or prior to July 31, 2026, each of which is for the exclusive benefit of the Corporation, and which may be waived (to the extent permitted by applicable law) at the option of the Corporation, including the following:
•
the accuracy in all material respects of the representations and warranties of ENI, CGF or IQ, as applicable;

•
ENI, CGF or IQ, as applicable, shall have performed or complied with, in all respects, all of its obligations, covenants and agreements under the Subscription Agreements;

•
the Corporation shall have obtained the Shareholder Approvals and made and/or obtained the necessary filings, approvals, consents and acceptances of the appropriate regulatory authorities required to be made or obtained by the Corporation;

•
the listing of the Common Shares on the TSX and the NYSE;

•
there shall be no issued order, injunction, judgement or ruling filed or imposed by any governmental entity enjoining, delaying, restricting or preventing the consummation of the transactions contemplated by the Subscription Agreements or claiming that such transactions are improper;

•
all conditions precedent to the Concurrent Private Placement Closing pursuant to each of the Subscription Agreements shall have been satisfied or waived in accordance with their terms; and

•
the issuance of the Common Shares underlying the Subscription Receipts and delivery to the Corporation of the net proceeds from the Offering under the Subscription Receipt Agreement shall occur on the closing date of the Concurrent Private Placement, immediately after the Concurrent Private Placement Closing.

Each of the Subscription Agreements will terminate upon the occurrence of certain customary events, including any of the following:
•
the date on which it is terminated by the mutual consent of the parties thereto;

•
written notice by either party thereto to the other party in the event the Concurrent Private Placement Closing has not occurred on or prior to July 31, 2026;

•
written notice by either party thereto to the other party if any governmental entity of competent jurisdiction issues an order permanently restraining, enjoining, or otherwise prohibiting the consummation of the transactions contemplated by the Subscription Agreement;

•
by each of CGF, IQ or ENI, if the Corporation breaches or fails to perform in any material respect any of its representations, warranties, covenants or agreements contained in the Subscription Agreement, and such breach or failure to perform would result in a failure of a condition for the exclusive benefit of the relevant investor and has not been cured in accordance with the Subscription Agreement;

•
by the Corporation, if any of CGF, IQ or ENI, as applicable, breaches or fails to perform in any material respect any of its representations, warranties, covenants or agreements contained in the Subscription Agreement, and such breach or failure to perform would result in a failure of a condition for the exclusive benefit of the relevant investor and has not been cured in accordance with the Subscription Agreement; and

•
upon the termination of any of the other Subscription Agreements or the Underwriting Agreement.

As a condition of the Concurrent Private Placement with ENI, ENI and the Corporation have agreed to enter into: (i) an investor rights agreement (the “ENI Investor Rights Agreement”); and a registration rights agreement (the “ENI Registration Rights Agreement”). See “Description of the ENI Investor Rights Agreement”, and “Description of the ENI Registration Rights Agreement” below for further information. Each of CGF and IQ are parties to an investor rights agreement and a registration rights agreement with the Corporation, respectively, dated December 20, 2024, which agreements remain in force.
Description of the ENI Investor Rights Agreement
The ENI Investor Rights Agreement provides that ENI is entitled to nominate (i) one (1) nominee to the Corporation’s Board of Directors if ENI and its affiliates own, directly or indirectly, 10% or more of the issued and outstanding Common Shares and (ii) two (2) nominees to the Corporation’s Board of Directors if ENI and its affiliates own, directly or indirectly, 20% or more of the issued and outstanding Common Shares, provided that at least one (1) of the nominees shall be independent within the meaning of applicable laws. In addition, for so long as ENI is entitled to designate one or more nominees, ENI has the right to designate an observer to attend all meetings of the Corporation’s Board of Directors in a non-voting observer capacity. If ENI is no longer entitled to designate a Board nominee, so long as ENI and its affiliates own, directly or indirectly, 5% or more of the issued and outstanding Common Shares, ENI shall be entitled to designate an observer to attend all meetings of the Corporation’s Board of Directors in a non-voting capacity. ENI was also granted a pre-emptive right over subsequent offerings by the Corporation. ENI shall have the pre-emptive right to subscribe for and to be issued as part of a subsequent offering at the subscription price per offered security, payable in cash, and on substantially the same terms and conditions of such offering such number of Common Shares or convertible securities (as applicable) as would result in ENI and its affiliates’ pro rata interest immediately following completion of the subsequent offering being equal to ENI’s and its affiliates’ pro rata interest immediately prior to the subsequent offering. In addition, ENI has additional top-up rights in the case of certain dilution events in order to prevent its and its affiliates’ pro rata interest from falling below the 20%, 10% and 5% thresholds provided for in the ENI Investor Rights Agreement. ENI’s pre-emptive right will terminate upon ENI and its affiliates ceasing to own 10% or more of the issued and outstanding Common Shares and ENI’s top-up rights will terminate upon ENI and its affiliates ceasing to own 5% or more of the issued and outstanding Common Shares.
Description of the ENI Registration Rights Agreement
Demand Registration Rights
For so long as ENI and its affiliates own, directly or indirectly, 10% or more of the issued and outstanding Common Shares, and following the expiration of a period of nine months from the date of the Concurrent Private Placement Closing, ENI may require the Corporation to register all or a portion of the Common Shares held by ENI by filing a registration statement or a prospectus, and taking such other steps as may be necessary to facilitate a distribution of all or any portion of the registrable shares held by ENI or its affiliates.
The Corporation will not be required to effect more than two registration demands in any twelve-month period. The Corporation will also not be required to effect any registration demand, or have the right to defer such registration demand for a 90-day period, in certain circumstances as provided in the ENI Registration Rights Agreement. ENI shall have the right to select the managing underwriter(s) or managing agent(s) and the counsel retained for purposes of a registration demand.
Piggyback Registration Rights
For so long as ENI and its affiliates own, directly or indirectly, 5% or more of the issued and outstanding Common Shares, and following the expiration of a period of nine months from the date of Concurrent Private Placement Closing, if the Corporation elects to proceed with the preparation and filing of a registration statement or a prospectus in connection with a proposed distribution of any of its securities, whether for its own account or for the account of one or more shareholders entitled to piggyback registration rights, the Corporation will give prompt written notice thereof to ENI. ENI will then be entitled to require the Corporation to cause any or all of the registrable shares held by ENI pursuant to the ENI Registration Rights Agreement to be included in such offering.

If the lead underwriter or lead agent advises that the inclusion of ENI’s shares, together with those of other shareholders entitled to piggyback registration rights, may materially and adversely affect the price or success of the offering, the Corporation shall include, first, such number of securities the Corporation proposes to sell, and second, the registrable shares held by ENI pursuant to the ENI Registration Rights Agreement and other entitled shareholders, allocated on a pro rata basis if necessary to respect the maximum offering size.
Shelf Registration Rights
For so long as ENI and its affiliates own, directly or indirectly, 5% or more of the issued and outstanding Common Shares, ENI will have the right to require the Corporation to file a registration statement, including a registration statement covering the resale of all registrable shares held by ENI pursuant to the ENI Registration Rights Agreement on a delayed or continuous basis, on Form F-10 pursuant to the MJDS or on Form F-3 or any registration statement that may be available at such time, and if necessary pursuant to the MJDS in connection therewith, to file a Canadian prospectus pursuant to the provisions of NI 44-102.
For so long as owns ENI and its affiliates own, directly or indirectly, 10% or more of the issued and outstanding Common Shares, ENI may also request an underwritten public offering of all or part of the registrable shares held by ENI pursuant to the ENI Registration Rights Agreement included on the shelf registration statement, which will be treated as a registration demand for all purposes under the ENI Registration Rights Agreement.
Description of the ENI Side Letter Agreement
As part of the Concurrent Private Placement, ENI entered into the Side Letter Agreement. Pursuant to the Side Letter Agreement, the Corporation agreed to negotiate in good faith the terms of a potential offtake agreement relating to up to 15,000 tpy of flake graphite concentrate produced by the Corporation from the Matawinie Mine Project, or an equivalent volume of active anode material produced at the Bécancour Battery Material Plants Project, or at any other AAM active anode material plant, whether or not under the Corporation’s direct or indirect control, on an exclusive basis.
CONSOLIDATED CAPITALIZATION
There has been no material change in the capitalization of the Corporation since the date of its most recently filed financial statements, being the Financial Statements for the year ended December 31, 2025.
The following table represents the Corporation’s share capital (i) as at December 31, 2025, (ii) as at the date of this Prospectus Supplement, and (iii) on a pro forma basis, as at the date of this Prospectus Supplement and after giving effect to the Offering or the Concurrent Private Placement (assuming no exercise of the Over-Allotment Option). It should be read in conjunction with the Financial Statements and the MD&A, including the notes thereto, which are incorporated by reference herein.
	As at December 31, 2025	As at the date of this Prospectus Supplement(8)	After Giving Effect to the Offering and the Concurrent Private Placement
Common Shares	CAD$436,474,796 (160,761,539 Common Shares)	CAD$436,729,912 (160,826,539 Common Shares)	CAD$841,066,495 (322,274,330 Common Shares)(2)(3)
Warrants	70,932,538 warrants(1)	70,932,538 warrants(1)	70,932,538 warrants(1)
Options	7,690,750 options	7,510,750 options(4)	7,510,750 options(4)
Common Shares reserved for issuance	1,772,352 Common Shares(5)	1,920,176 Common Shares(5)	1,920,176 Common Shares(5)
Convertible Note	Nominal value CAD$17,132,500 (US$12,500,000)	Nominal value CAD$17,313,750 (US$12,500,000)	Nominal value CAD$17,313,750 (US$12,500,000)

	As at December 31, 2025	As at the date of this Prospectus Supplement(8)	After Giving Effect to the Offering and the Concurrent Private Placement
	Convertible Note(6)	Convertible Note(6)	Convertible Note(6)
Restricted share units & Performance share units	592,000 units(7)	592,000 units(7)	592,000 units(7)

Notes:
(1)
Common Share purchase warrants held by Pallinghurst Parties, Mitsui, Panasonic, IQ and CGF. An aggregate of US$168,819,440 would be received by the Corporation assuming the full exercise of the 70,932,538 Common Share purchase warrants at an exercise price of US$2.38 per Common Share purchase warrant.

(2)
Assuming the completion of the Concurrent Private Placement at the Offering Price.

(3)
If the Over-Allotment Option is exercised in full, 329,114,330 Common Shares.

(4)
Total dollar value that the Corporation would receive, assuming all the options outstanding as of the date of this Prospectus Supplement are exercised before their expiry dates, amounts to CAD$34,855,905.

(5)
Total number of Common Shares to be issued by the Corporation for the settlement of the interest owed to IQ in connection with the convertible note issued to IQ as part of a private placement closed in 2022. These Common Shares will be issued at maturity of the instrument or if a conversion occurs, whichever is first.

(6)
Up to 2,500,000 Common Shares and 2,500,000 Common Share purchase warrants may be issued upon conversion of the convertible note issued under the private placement closed in 2022. The holder of a convertible note, at any time before maturity, can convert the outstanding principal amount into units for US$5.00/unit. Each unit comprises one Common Share and one Common Share purchase warrant. The Common Share purchase warrants can be used to subscribe for one Common Share at an exercise price of US$5.70/ Common Share for a period of 24 months from the date of conversion of the convertible note. The Corporation also has the option to pay interest in cash; or subject to TSX approval, to settle the interest to be paid in Common Shares at the US dollar equivalent of the TSX share market price on the due date of the interest payment. The difference between the nominal value in CAD and USD is attributable to fluctuations in the currency exchange rate at each reporting date.

(7)
An aggregate of 197,342 restricted share units and 394,658 performance share units were granted to key employees on December 30, 2025, pursuant to the omnibus incentive plan of the Corporation.

(8)
Based on rate of exchange for conversion of United States dollars into Canadian dollars of 1.3851 as at April 8, 2026.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED
Subscription Receipts
General
The following is a summary of the material attributes and characteristics of the Subscription Receipts. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms of the Subscription Receipt Agreement, which will be filed by the Corporation on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov following the Closing Date.
Automatic Conversion
Each Subscription Receipt will entitle the holder thereof to receive automatically one Common Share, upon completion of the Concurrent Private Placement and realization of the other Escrow Release Conditions, without any further action on the part of the holder thereof and without payment of any additional consideration.
Provided that the Escrow Release Conditions are met prior to the Termination Time, the Subscription Receipt Agent will issue and deliver the appropriate number of Common Shares to each registered holder of Subscription Receipts in accordance with the terms of the Subscription Receipt Agreement, without any further action required by such holder and without payment of any additional consideration, and thereafter the former holders of Subscription Receipts will be entitled, as holders of Common Shares, to receive dividends if, as and when declared by the Corporation’s Board of Directors from time to time, to vote and to all other rights available to holders of Common Shares. Contemporaneously with or prior to the issuance and delivery of the Common Shares to the holders of Subscription Receipts, the Corporation will issue a press release specifying that Common Shares have been or will be so issued and delivered to holders of Subscription Receipts.

Escrowed Funds
The Subscription Receipts will be issued pursuant to the Subscription Receipt Agreement entered into on the Closing Date. The Escrowed Funds will be delivered to and held in escrow by the Subscription Receipt Agent, as subscription receipt agent, together with the Earned Interest, and deposited or invested, as the case may be, in short-term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada, a province of Canada or issued by a Canadian chartered bank (and other permitted investments), all pursuant to the terms of the Subscription Receipt Agreement, until the earlier of: (a) the satisfaction or waiver of the Escrow Release Conditions; and (b) the Termination Date.
Termination
In the event that the Escrow Release Notice and Direction is not delivered on or prior to the occurrence of a Termination Event, the Subscription Receipt Agent will pay to each holder of Subscription Receipts, commencing on the third (3rd) Business Day following the Termination Date.
Since 50% of the Underwriters’ Fee will be paid by the Corporation to the Underwriters on the Closing Date from the gross proceeds of the Offering, such amount will not form part of the Escrowed Funds. Therefore, the aggregate amount that holders of the Subscription Receipts shall be entitled to receive from the Subscription Receipt Agent upon the occurrence of a Termination Event will be greater than the aggregate amount of the Escrowed Funds. In the event that the gross proceeds of the Offering are required to be remitted to purchasers of the Subscription Receipts, the Corporation has agreed to and undertaken to pay the Subscription Receipt Agent an amount equal to the Escrowed Underwriters’ Fee such that 100% of the gross proceeds of the Offering, plus the Earned Interest, would be returned to purchasers of Subscription Receipts.
Rescission
Under the Subscription Receipt Agreement, original purchasers of Subscription Receipts under the Offering will have a contractual right of rescission following the issuance of the Common Shares to such purchaser upon the conversion of the Subscription Receipts, to receive the amount paid for the Subscription Receipts upon surrender of the Subscription Receipts or the Common Shares, as applicable, if this Prospectus Supplement (together with the Prospectus and including the documents incorporated by reference herein and therein) and any amendment is not delivered to such original purchaser or contains a misrepresentation, as such term is defined in the Securities Act, provided such remedy for rescission is exercised within 180 days of the Closing Date and such original purchaser of Subscription Receipts did not purchase its Subscription Receipts with knowledge of the misrepresentation.
Amendments
From time to time while the Subscription Receipts are outstanding, the Corporation, the Bookrunners, on behalf of the Underwriters and the Subscription Receipt Agent, without the consent of the holders of the Subscription Receipts, may amend or supplement the Subscription Receipt Agreement for certain purposes, including making any change that, in the opinion of the Subscription Receipt Agent, does not prejudice the rights of the holders of the Subscription Receipts. The Subscription Receipt Agreement provides for other modifications and alterations thereto and to the Subscription Receipts issued thereunder by way of an extraordinary resolution. The term “extraordinary resolution” is defined in the Subscription Receipt Agreement to mean, in effect, a resolution passed by the affirmative votes of the holders of not less than 66 2∕3% of the number of outstanding Subscription Receipts represented and voting at a meeting of Subscription Receipt holders at which a quorum of one or more Subscription Receipt holders holding more than 25% of the then outstanding Subscription Receipts has been achieved or an instrument or instruments in writing signed by the holders of not less than 66 2∕3% of the number of outstanding Subscription Receipts.
Receiptholder Not a Shareholder
Nothing in the Subscription Receipt Agreement or in the holding of a Subscription Receipt will confer or be construed as conferring upon a holder of Subscription Receipts any right or interest whatsoever as a holder of Common Shares, including, but not limited to, the right to vote at, to receive notice of, or to attend meetings of shareholders, or the right to receive dividends or other distributions, if any. Holders of Subscription

Receipts are entitled to exercise only the rights expressly provided for in the Subscription Receipts and the Subscription Receipt Agreement. All Subscription Receipts shall rank pari passu, regardless of the actual date of issue.
Book-Entry System
The Subscription Receipts will be issued in “book-entry only” form and must be purchased, transferred and surrendered through CDS Participant in the depository service of CDS. All rights of holders of Subscription Receipts must be exercised through, and all payments or other property to which such holders are entitled will be made or delivered by, CDS or the CDS Participant through which the holder holds such Subscription Receipts. Upon the conversion of the Subscription Receipts for Common Shares, CDS will deliver the Common Shares to the CDS Participants, who will in turn deliver them to the beneficial owners of the Subscription Receipts. No certificates evidencing the Subscription Receipts will be issued to purchasers of the Subscription Receipts.
Common Shares
The Corporation’s authorized capital consists of an unlimited number of Common Shares without par value. As of the date of this Prospectus Supplement, there were 160,826,539 Common Shares issued and outstanding as fully paid and non-assessable. The holders of Common Shares are entitled to one vote per Common Share at all shareholder meetings. They are also entitled to dividends, if, as and when declared by the Board of Directors and, upon liquidation or winding-up of the Corporation, to share the residual assets of the Corporation. The Common Shares do not have any pre-emptive, conversion or redemption rights, except as described in the section “Description of Capital Structure” in the AIF, and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the Common Shares, all of which rank equally as to all benefits which might accrue to the holders of the Common Shares.
PRE-EMPTIVE RIGHTS
Pursuant to the terms and conditions of (i) an investor rights agreement entered into between the Corporation and IQ on December 20, 2024, (ii) an investor rights agreement entered into between the Corporation and CGF on December 20, 2024, and (iii) a second amended and restated investment agreement entered into between the Corporation and the Pallinghurst Parties on November 8, 2022, each of IQ, CGF and the Pallinghurst Parties holds Pre-Emptive Rights. Each of IQ, CGF and the Pallinghurst Parties has waived or is deemed to have waived its Pre-Emptive Rights in connection with the Offering and the Concurrent Private Placement, as applicable. No other shareholder currently holds any valid pre-emptive rights.
PLAN OF DISTRIBUTION
Under the terms and subject to the conditions in the Underwriting Agreement, the Underwriters named below have severally agreed to purchase, and the Corporation has agreed to sell to them, the number of Subscription Receipts, at the Offering Price, indicated below:
Name	Number of Subscription Receipts
BMO Nesbitt Burns Inc.	40%
National Bank Financial Inc.	40%
ATB Capital Markets Corp.	10%
H.C. Wainwright & Co., LLC	3.33%
Maxim Group LLC	3.33%
Roth Canada, Inc.	3.33%
Total:	100%
The Underwriters are offering the Subscription Receipts subject to their acceptance of the Subscription Receipts from the Corporation and subject to prior sale.

The obligations of the Underwriters under the Underwriting Agreement are joint (the notion of “several” in common law), are subject to certain closing conditions (including the Concurrent Private Placement Closing) and may be terminated at their discretion upon the occurrence of certain stated events including “disaster out,” “regulatory out” and “material adverse change out” rights of termination.
The Underwriters are, however, obligated to take and pay for all of the Subscription Receipts if any such Subscription Receipt are taken. However, the Underwriters are not required to take or pay for the Subscription Receipts covered by the Over-Allotment Option unless and until the Over-Allotment Option is exercised.
The Offering is being made concurrently in each of the provinces of Canada and in the United States. The Subscription Receipts will be offered in the United States through certain of the Underwriters listed above, either directly or indirectly, through their respective U.S. broker-dealer affiliates or agents. The Subscription Receipts will be offered in each of the provinces of Canada through certain of the Underwriters or their Canadian affiliates who are registered to offer the Subscription Receipts for sale in such provinces, or through such other registered dealers as may be designated by the Underwriters. Subject to applicable law, the Underwriters may offer Subscription Receipts outside of the United States and Canada. H.C. Wainwright & Co., LLC and Maxim Group LLC are not registered to sell securities in any Canadian jurisdiction and, accordingly, may only sell Subscription Receipts outside of Canada and will not, directly or indirectly, solicit offers to purchase the Subscription Receipts in Canada.
The Underwriters initially propose to offer a portion of the Subscription Receipts directly to the public and a portion of the Subscription Receipts to certain dealers, in each case at the Offering Price listed on the cover page of this Prospectus Supplement. After the Underwriters have made a reasonable effort to sell all of the Subscription Receipts at the Offering Price specified on the cover page, the Offering Price may be decreased from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Subscription Receipts is less than the gross price paid by the Underwriters to the Corporation. The Subscription Receipts are being offered in the United States and Canada in U.S. dollars.
Pursuant to the Underwriting Agreement, in consideration for the services rendered by the Underwriters in connection with the Offering, the Corporation has agreed to pay the Underwriters’ Fee, which will be equal to 5% of the aggregate gross proceeds (including the gross proceeds from the exercise of the Over-Allotment Option). 50% of the Underwriters’ Fee will be payable upon the Offering Closing (and, as applicable, upon the closing of the exercise of the Over-Allotment Option). The remaining 50% of the Underwriters’ Fee will be deposited into escrow with the Subscription Receipt Agent and will be payable only upon satisfaction of the Escrow Release Conditions. If a Termination Event occurs, the Underwriters will not be entitled to receive the remaining 50% of the Underwriters’ Fee.
The Corporation has granted to the Underwriters an option, exercisable for 30 days from and including the Closing Date, to purchase up to 6,840,000 Over-Allotment Subscription Receipts at the Offering Price, less the Underwriters’ Fee. The Underwriters may exercise the Over-Allotment Option solely for the purpose of covering the Underwriters’ over-allocation position, if any, made in connection with the initial offering of the Subscription Receipts offered by this Prospectus Supplement and consequent market stabilization purposes. To the extent the option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same proportion of the additional Subscription Receipts as the number listed next to the Underwriter’s name in the preceding table bears to the total number of Subscription Receipts listed next to the names of all Underwriters in the preceding table.
The following table shows the price per Subscription Receipts and total price to the public, Underwriters’ discounts and commissions and the net proceeds to the Corporation. These amounts are shown assuming both no exercise and full exercise of the Over-Allotment Option.
	No Exercise (per Subscription Receipt)	Full Exercise (per Subscription Receipt)	No Exercise (total)	Full Exercise (total)
Price to the Public	US$1.84	US$1.84	US$83,904,000	US$96,489,600
Underwriters’ Discounts and Commissions	US$0.092	US$0.092	US$4,195,200	US$4,824,480
Net Proceeds to the Corporation	US$1.75	US$1.75	US$79,708,800	US$91,665,120

The expenses of the Offering, estimated to be approximately US$950,000, will be paid for by the Corporation out of the gross proceeds of the Offering.
The Corporation has applied to list the Subscription Receipts in U.S. dollars on the TSX and the underlying Common Shares on the TSX and on the NYSE. Such listings will be subject to the Corporation fulfilling all of the listing requirements of the TSX and/or NYSE, as the case may be. The Subscription Receipts will not be listed on the NYSE
The Corporation and all its directors and officers (each, a “locked-up party”) have agreed that, without the prior written consent of the Bookrunners on behalf of the Underwriters, they will not (and will not agree or announce any intention to do so), during the period ending 90 days after the Closing Date (the “restricted period”):
•
offer, secure, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares (collectively, the “subject shares”) or any securities convertible into or exercisable or exchangeable for any subject shares or publicly disclose the intention to do so; or

•
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the subject shares or such other securities;

whether any such transaction described above is to be settled by delivery of subject shares or such other securities, in cash or otherwise. In addition, the Corporation and each such locked-up party have agreed that, without the prior written consent of the Bookrunners, on behalf of the Underwriters, the Corporation or such locked-up party will not, during the restricted period, make any demand for or exercise any right with respect to, the registration or qualification for distribution of any subject shares or any security convertible into or exercisable or exchangeable for any subject shares.
In respect of the directors and officers of the Corporation, the restrictions described in the immediately preceding paragraph do not apply to:
•
transactions relating to the subject shares or other securities acquired in open market transactions after the completion of the Offering; provided that no filing or public announcement under Section 16(a) of the Exchange Act, under any Canadian securities laws or otherwise is required or voluntarily made during the restricted period in connection with any such subsequent sales of the subject shares or other securities acquired in such open market transactions;

•
the exercise of stock options or other similar awards granted pursuant to the Corporation’s equity incentive plans or the vesting or settlement of awards granted pursuant to the Corporation’s equity incentive plans (including the delivery and receipt of subject shares, other awards or any securities convertible into or exercisable or exchangeable for subject shares in connection with such vesting or settlement), provided that the foregoing restrictions shall apply to any locked-up party’s subject shares or any security convertible into or exchangeable for such shares issued or received upon such exercise, vesting or settlement;

•
transfers of subject shares or any security convertible into or exercisable or exchangeable for such shares: (i) as a bona fide gift or a charitable donation, including as a result of estate or intestate succession, or pursuant to a will or other testamentary document; (ii) if the locked-up party is a natural person, to a member of the immediate family of such locked-up party, any trust or other like entity for the direct or indirect benefit of such locked-up party or the immediate family of such locked-up party or to a corporation, partnership, limited liability company or other entity of which such locked-up party and the immediate family of such locked-up party are the direct or indirect legal and beneficial owners of all the outstanding equity securities or similar interests of such corporation, partnership, limited liability company or other entity; and (iii) if the locked-up party is a corporation, partnership, limited liability company or other entity, to any trust or other like entity for the direct or indirect benefit of such locked-up party or any affiliate (as defined in Rule 405 under the U.S. Securities Act), wholly owned subsidiary, limited partner, member or stockholder of such locked-up party, to any affiliate, wholly owned subsidiary, limited partner, member or stockholder of such locked-up party or to any investment fund or other entity controlled or managed by such locked up-party; provided that in the case of any transfer or distribution pursuant to this paragraph, other than a charitable donation, no public filing or public announcement under Section 16(a) of the Exchange Act or Canadian securities laws, reporting a reduction in beneficial ownership of the subject shares, shall be required or shall be voluntarily made during the restricted period; and provided that in each case, such transfer shall not involve a disposition for value;
•
(A) the establishment or modification of any trading plan that complies with Rule 10b5-1 under the Exchange Act or similar plan under Canadian securities laws for the transfer of subject shares, provided that (i) such plan does not provide for the transfer or modification of such shares during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act or Canadian securities laws, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer or modification of such shares may be made under such plan during the restricted period, and (B) the termination of any trading plan established pursuant to Rule 10b5-1 under the Exchange Act or similar plan under Canadian securities laws for the transfer of subject shares;

•
the transfer of subject shares or any security convertible into or exercisable or exchangeable for such shares to the Corporation, pursuant to agreements or rights in existence on the date hereof under which the Corporation has the option to repurchase such shares or a right of first refusal with respect to transfers of such shares, in each case, in connection with the termination of the locked-up party’s employment or other service relationship with the Corporation; provided that any public filing or public announcement under Section 16(a) of the Exchange Act or Canadian securities laws required or voluntarily made during the restricted period shall clearly indicate that such transfer was made solely to the Corporation pursuant to the circumstances described above;

•
the transfer of subject shares or any securities convertible into or exercisable or exchangeable for such shares from a locked-up party to the Corporation (or the purchase and cancellation of same by the Corporation) upon a vesting event of the Corporation’s securities or upon the exercise of options to purchase such shares by a locked-up party, in each case on a “cashless” or “net exercise” basis, or to cover tax withholding obligations of such locked-up party in connection with such vesting or exercise; provided that any public filing or public announcement under Section 16(a) of the Exchange Act or Canadian securities laws required or voluntarily made during the restricted period shall clearly indicate that such transfer was made pursuant to the circumstances described in this bullet;

•
the transfer of subject shares or any security convertible into or exercisable or exchangeable for such shares pursuant to a bona fide third-party tender offer, merger, amalgamation, consolidation or other similar transaction made to all holders of such shares involving a change of control of the Corporation, provided that in the event that the tender offer, merger, amalgamation, consolidation or other such transaction is not completed, such shares owned by such locked-up party shall remain subject to the restrictions described in the immediately preceding paragraph;

•
the exercise of any right with respect to, or the taking of any other action in preparation for, a registration by the Corporation of subject shares or any securities convertible into or exercisable or exchangeable for such shares, provided that no transfer of a locked-up party’s shares proposed to be registered pursuant to the exercise of such rights shall occur, and no registration statement shall be filed, during the restricted period; and further provided that no public announcement regarding such exercise or taking of such action shall be required or shall be voluntarily made during the restricted period; and

•
any transfer of subject shares that occurs by operation of law pursuant to a qualified domestic order in connection with a divorce settlement or other court order; provided that any public filing or public announcement under Section 16(a) of the Exchange Act or Canadian securities laws required or voluntarily made during the restricted period shall clearly indicate that such transfer was made solely to the Corporation pursuant to the circumstances described above;

provided that in the case of the third and ninth bullets above, each affiliate, subsidiary, donee, distributee or transferee, other than a recipient of a charitable donation, shall agree to the restrictions described in the immediately preceding paragraph concurrently with such transfer or distribution.

The restrictions described above do not apply to the Corporation with respect to:
•
the Subscription Receipts to be sold by the Corporation in the Offering and the Common Shares underlying the Subscription Receipts;

•
the issuance by the Corporation of subject shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof;

•
the Common Shares to be sold by the Corporation in the Concurrent Private Placement;

•
subject shares issued or options or other securities granted pursuant to the Corporation’s incentive plans disclosed in the documents incorporated by reference into this Prospectus Supplement.

The Bookrunners, in their sole discretion, may release the subject shares covered by the lock-up agreements described above in whole or in part at any time.
In order to facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Subscription Receipts or the Common Shares. Specifically, the Underwriters may sell more Subscription Receipts or Common Shares than they are obligated to purchase under the Underwriting Agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Subscription Receipts or Common Shares available for purchase by the Underwriters under the Over-Allotment Option. The Underwriters can close out a covered short sale by exercising the Over-Allotment Option or purchasing Subscription Receipts or Common Shares in the open market. In determining the source of Subscription Receipts or Common Shares to close out a covered short sale, the Underwriters will consider, among other things, the open market price of Subscription Receipts or Common Shares compared to the price available under the Over-Allotment Option. The Underwriters may also sell Subscription Receipts or Common Shares in excess of the Over-Allotment Option, creating a naked short position. The Underwriters may close out any naked short position by purchasing Subscription Receipts or Common Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Subscription Receipts or Common Shares in the open market after pricing that could adversely affect investors who purchase in the Offering. As an additional means of facilitating the Offering, the Underwriters may bid for, and purchase, Subscription Receipts or Common Shares in the open market to stabilize the price of Subscription Receipts or Common Shares. These activities may raise or maintain the market price of the Subscription Receipts or Common Shares above independent market levels or prevent or retard a decline in the market price of the Subscription Receipts or Common Shares. The Underwriters are not required to engage in these activities and may end any of these activities at any time.
In accordance with Canadian securities laws, the Underwriters may not, throughout the period of distribution, bid for or purchase the Subscription Receipts or Common Shares. Exceptions, however, exist where the bid or purchase is not made to create the appearance of active trading in, or rising prices of, the Subscription Receipts or Common Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable Canadian securities regulatory authorities and the TSX, including the Universal Market Integrity Rules for Canadian Marketplaces, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, in connection with the Offering and pursuant to the first exception mentioned above, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Subscription Receipts or Common Shares at levels other than those which might otherwise prevail on the open market. Any of the foregoing activities may have the effect of preventing or slowing a decline in the market price of the Subscription Receipts or Common Shares. They may also cause the price of the Subscription Receipts or Common Shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The Underwriters may conduct these transactions on the NYSE, the TSX or otherwise. If the Underwriters commence any of these transactions, they may discontinue them at any time.
The Corporation has agreed to indemnify the Underwriters, and the Underwriters have agreed to indemnify the Corporation, against certain liabilities, including liabilities under the U.S. Securities Act and applicable Canadian securities laws.

The accompanying Prospectus as supplemented by this Prospectus Supplement in electronic format may be made available on websites maintained by one or more Underwriters or selling group members, if any, participating in the Offering. The Bookrunners may agree to allocate a number of Subscription Receipts to Underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to Underwriters that may make internet distributions on the same basis as other allocations.
Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Offering is expected to close on or about April 16, 2026 or such later date as the Corporation and the Underwriters may agree but, in any event, not later than July 31, 2026.
Under Rule 15c6-1 under the Exchange Act, as amended, trades in the secondary market generally are required to settle in one Business Day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Subscription Receipts on the date of pricing will be required, by virtue of the fact that the Subscription Receipts initially will settle in T+1, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Subscription Receipts who wish to trade the Subscription Receipts on the date of pricing should consult their own advisors.
Conflicts of Interest
The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the Underwriters and their respective affiliates have, from time to time, performed and may in the future perform, various financial advisory and investment banking services for the Corporation, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their various business activities, the Underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve the Corporation’s securities and instruments. The Underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Pricing of the Offering
The price of the Subscription Receipts was determined by negotiation between the Corporation and the Bookrunners, with reference to the then-current market price of the Common Shares.
Selling Restrictions Outside of the United States and Canada
Other than in the United States and Canada, no action has been taken by the Corporation that would permit a public offering of the Subscription Receipts in any jurisdiction outside the United States and Canada where action for that purpose is required. The Subscription Receipts may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such Subscription Receipts be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Subscription Receipts in any jurisdiction in which such an offer or a solicitation is unlawful.

PRIOR SALES
During the 12-month period prior to the date of this Prospectus Supplement, the Corporation issued securities as provided in the following table.
Issue Date	Number and Class of Securities	Issue Price or Exercise Price per Security
March 31, 2025	194,684 Other reserves(2)	US$1.49
April 1, 2025	1,922,500 Options	CAD$2.14
June 23, 2025	50,000 Options	CAD$2.36
June 30, 2025	178,531 Other reserves(2)	US$1.64
July 25, 2025	139,516 Common Shares(1)	CAD$1.85
September 10, 2025	55,000 Options	CAD$2.66
September 30, 2025	106,161 Other reserves(2)	US$2.79
October 15, 2025	20,000 Common Shares(1)	CAD$4.77
October 15, 2025	7,500 Common Shares(1)	CAD$3.12
December 19, 2025	8,333,334 Common Shares(3)	US$2.40
December 23, 2025	25,000 Options	CAD$3.62
December 30, 2025	197,342 RSUs	—
December 30, 2025	394,658 PSUs	—
December 31, 2025	131,659 Other reserves(2)	US$2.44
January 6, 2026	50,000 Common Shares(1)	CAD$2.13
January 12, 2026	7,500 Common Shares(1)	CAD$3.12
January 19, 2026	7,500 Common Shares(1)	CAD$3.12
March 31, 2026	147,824 Other reserves(2)	US$2.25

Notes:
(1)
Issued upon the exercise of options

(2)
Accrued interest owed to IQ in connection with the convertible note issued to it. The corresponding Common Shares will be delivered to IQ at the maturity, conversion or redemption of the note to settle the accrued interests.

(3)
Issued pursuant to a public equity offering completed on December 19, 2025.

TRADING PRICE AND VOLUME
The issued and outstanding Common Shares are listed and posted for trading on the TSX under the symbol “NOU” and on the NYSE under the symbol “NMG”. On April 8, 2026, the last trading day prior to the announcement of the Offering, the closing price of the Common Shares on the TSX was CAD$3.19 and on the NYSE was US$2.28.
TSX
The following table sets forth trading information for the Common Shares on the TSX (as reported by www.money.tmx.com) during the 12-month period prior to the date of this Prospectus Supplement.
Month	High (CAD$)(1)	Low (CAD$)(2)	Trading Volume(3)
March 2025	2.57	1.93	387,650
April 2025	2.83	1.83	816,888
May 2025	2.86	2.20	551,810
June 2025	2.58	2.22	432,401
July 2025	3.41	2.22	1,468,399
August 2025	2.95	2.41	610,809
September 2025	3.97	2.61	1,170,196
October 2025	7.96	3.59	5,003,051
November 2025	5.00	3.25	5,973,863
December 2025	4.56	3.33	4,122,399
January 2026	4.48	3.17	5,556,555
February 2026	3.53	2.70	6,906,226
March 2026	3.25	2.77	8,020,587
April 1st, 2026 to April 10, 2026	3.36	2.51	4,542,764

Notes:
(1)
Includes intra-day high prices.

(2)
Includes intra-day low prices.

(3)
Total volume traded in the relevant period.

NYSE
The following table sets forth trading information for the Common Shares on the NYSE (as reported by www.nyse.com), which includes and consolidates all volumes from NYSE and other U.S. trading venues, during the 12-month period prior to the date of this Prospectus Supplement.

Month	High (US$)(1)	Low (US$)(2)	Trading Volume(3)
March 2025	1.83	1.35	1,008,248
April 2025	2.06	1.30	1,985,818
May 2025	2.04	1.58	1,005,491
June 2025	1.89	1.62	799,764
July 2025	2.50	1.60	3,710,969
August 2025	2.17	1.74	1,532,625
September 2025	2.86	1.88	2,867,648
October 2025	6.06	2.52	36,944,006
November 2025	3.59	2.30	13,409,061
December 2025	3.29	2.42	10,314,540
January 2026	3.23	2.34	19,548,987
February 2026	2.56	1.97	20,071,404
March 2026	2.40	2.02	17,133,596
April 1st, 2026 to April 10, 2026	2.44	1.82	12,600,260

Notes:
(1)
Includes intra-day high prices.

(2)
Includes intra-day low prices.

(3)
Total volume traded in the relevant period.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
In the opinion of Stein Monast L.L.P., Canadian legal counsel to the Corporation, and Fasken Martineau DuMoulin LLP, Canadian legal counsel to the Underwriters, the following is a summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Tax Act and the Regulations generally applicable to an investor who acquires, holds and disposes, as beneficial owner, the Subscription Receipts and the Common Shares (issuable pursuant to the terms of the Subscription Receipts) pursuant to the Offering and who, for purposes of the Tax Act and at all relevant times: (i) deals at arm’s length with the Corporation and the Underwriters; (ii) is not affiliated with the Corporation or the Underwriters; and (iii) holds the Subscription Receipts and will hold the Common Shares (issuable pursuant to the terms of the Subscription Receipts) as capital property (a “Holder”). Generally, the Subscription Receipts and the Common Shares (issuable pursuant to the terms of the Subscription Receipts) will be considered to be capital property to a Holder unless the Holder acquires or holds the Subscription Receipts or the Common Shares (issuable pursuant to the terms of the Subscription Receipts) or is deemed to acquire or hold the Subscription Receipts or the Common Shares (issuable pursuant to the terms of the Subscription Receipts) in the course of carrying on a business of trading or dealing in securities or has acquired or held them or deemed to have acquired or held them in a transaction or transactions considered to be an adventure or concern in the nature of trade.
This summary is not applicable to a Holder: (a) that is a “financial institution” within the meaning of the Tax Act for the purposes of the mark-to-market rules contained in the Tax Act; (b) an interest in which is a “tax shelter investment” as defined in the Tax Act; (c) that is a “specified financial institution” as defined in the Tax Act; (d) that has elected to report its “Canadian tax results” for purposes of the Tax Act, in a currency other than Canadian currency; (e) that is a partnership; (f) that is exempt from tax under the Tax Act; (g) that has entered into, or will enter into, a “synthetic disposition arrangement” or a “derivative forward agreement” each as defined in the Tax Act, with respect to the Subscription Receipts or Common Shares (issuable pursuant to the terms of the Subscription Receipts); or (h) that receives dividends on Common Shares (issuable pursuant to the terms of the Subscription Receipts) under or as part of a “dividend rental arrangement”, as defined in the Tax Act. Any such Holders should consult their own tax advisors to determine the particular Canadian federal income tax consequences to them of acquiring Subscription Receipts pursuant to the Offering.
Additional tax considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or series of transactions or events that includes the acquisition of Subscription Receipts and Common Shares (issuable pursuant to the terms of the Subscription Receipts), controlled by a non-resident person or group of non-resident persons for the purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to their own particular circumstances of acquiring Subscription Receipts pursuant to the Offering.
This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Subscription Receipts.
This summary is based on the current provisions of the Tax Act and the Regulations in force as of the date hereof, all specific proposals to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance of Canada prior to the date hereof (the “Tax Proposals”), the current provisions of the Canada-United States Tax Convention (1980) as amended (the “Canada-U.S. Tax Convention”), and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative, regulatory, administrative or governmental decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.
This summary is not exhaustive of all possible Canadian federal income tax considerations applicable in respect of the transactions described herein. This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder or prospective holder, and no representations concerning the income tax consequences to any particular Holder or prospective holder are made. Holders and prospective holders should be aware that the acquisition, holding and disposition of the Subscription Receipts and the Common Shares (issuable pursuant to the terms of the Subscription Receipts) may have tax consequences which are not described in this Prospectus supplement. Holders and prospective holders should consult their own tax advisers with respect to their particular circumstances for advice with respect to the tax consequences to them of acquiring, holding and disposing of the Subscription Receipts and the Common Shares (issuable pursuant to the terms of the Subscription Receipts) including the application and effect of the income and other tax laws of any country, province, state or local tax authority.
Acquisition of Common Shares Pursuant to the Terms of the Subscription Receipts
A Holder of Subscription Receipts will not realize any capital gain or capital loss upon the acquisition of the Common Shares pursuant to the terms of the Subscription Receipts. The cost to a Holder of a Common Share acquired pursuant to the terms of a Subscription Receipt will generally be equal to the amount paid by the Resident Holder for the Subscription Receipt. The adjusted cost base to a Holder of Common Shares acquired pursuant to the terms of the Subscription Receipts will be determined by averaging the cost of such Common Shares (being the amount paid to acquire the Subscription Receipts) with the adjusted cost base immediately before that time of any other Common Shares owned by the Holder as capital property immediately prior to the acquisition.
Residents of Canada
This portion of the summary is generally applicable to a Holder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty or convention, is (or is deemed to be) resident in Canada (a “Resident Holder”). Certain Resident Holders whose Common Shares (issuable pursuant to the terms of the Subscription Receipts) might not otherwise qualify as capital property may, in certain circumstances, be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act to have the Common Shares (issuable pursuant to the terms of the Subscription Receipts), and every other “Canadian security”, as defined in the Tax Act, owned by such Resident Holders in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Such Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.
Dispositions of Subscription Receipts
A disposition or deemed disposition by a Resident Holder of a Subscription Receipt (which does not include the acquisition of a Common Share pursuant to the terms of Subscription Receipts), will generally result in the Resident Holder realizing a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder thereof and any reasonable costs of disposition.
The cost to a Resident Holder of a Subscription Receipt will generally be equal to the amount paid to acquire the Subscription Receipt. The adjusted cost base to a Resident Holder of a Subscription Receipt will generally be determined by averaging the cost of all Subscription Receipts held by the Resident Holder as capital property immediately before the disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Holders Resident in Canada — Taxation of Capital Gains and Capital Losses”.
In the event that a Resident Holder becomes entitled to the repayment of the Offering Price of a Subscription Receipt as a consequence of the Transaction failing to close on or prior to the Outside Deadline or Termination Date, as applicable, any amount that is paid to the Resident Holder by the Corporation as, or on account of, interest and that is included in the Resident Holder’s income, will be excluded from the Resident Holder’s proceeds of disposition of the Subscription Receipt.
Pro Rata Share of Interest
In the event that the Offering fails to close on or prior to Termination Date, as applicable, Resident Holders of Subscription Receipts shall be entitled to receive from the Subscription Receipt Agent an amount equal to the Offering Price plus their pro rata share of any interest earned thereon.
A Resident Holder that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year the amount of any such interest accrued to the Resident Holder to the end of the Resident Holder’s taxation year, or that is receivable or received by the Resident Holder before the end of that taxation year, except to the extent that such interest was included in computing the Resident Holder’s income for a preceding taxation year.
Any other Resident Holder that is entitled to receive its pro rata share of interest earned will be required to include in computing income for a taxation year such interest that is receivable or received by the Resident Holder in that taxation year, depending upon the method regularly followed by the Resident Holder in computing income.
Dividends on Common Shares (issuable pursuant to the terms of the Subscription Receipts)
A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends (including deemed dividends) received or deemed to be received on the Common Shares.
In the case of a Resident Holder who is an individual (other than certain trusts), dividends received or deemed to be received on the Common Shares will be included in the Resident Holder’s income in that taxation year and will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received or deemed to be received by an individual from a “taxable Canadian corporation” (as defined in the Tax Act), including the enhanced gross-up rate and dividend tax credit applicable in respect of dividends designated by the Corporation as “eligible dividends” in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Corporation to designate dividends and deemed dividends as “eligible dividends” and the Corporation has made no commitments in this regard.
In the case of a Resident Holder who is an individual (including certain trusts), taxable dividends (including deemed dividends) received or deemed to be received on the Common Shares may result in such Resident Holder being liable for minimum tax under the Tax Act. Resident Holders, who are individuals (including certain trusts), should consult their own tax advisors in this regard.

In the case of a Resident Holder that is a corporation, dividends (including deemed dividends) received or deemed to be received on the Common Shares will be included in the Resident Holder’s income for that taxation year and will generally be deductible in computing its taxable income for that taxation year, subject to all relevant restrictions under the Tax Act. In certain circumstances, a taxable dividend received or deemed to be received by a Resident Holder that is a corporation may be deemed, in all or in part, to be proceeds of disposition or a capital gain pursuant to subsection 55(2) of the Tax Act and not as a dividend. Resident Holders that are corporations should consult their own tax advisors with respect to the application of subsection 55(2) of the Tax Act having regard to their own circumstances.
A Resident Holder that is a “private corporation” (as defined in the Tax Act) or “subject corporation” (as defined for the purposes of Part IV of the Tax Act), will generally be liable to pay an additional tax under Part IV of the Tax Act on dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year. Such additional tax may be refundable in certain circumstances. Resident Holders that are corporations should consult their own tax advisors regarding their own circumstances.
A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (“CCPC”), as defined in the Tax Act, or, at any time in the year, a “substantive CCPC”, as defined in the Tax Act, may be liable to pay an additional tax (refundable under certain circumstances) on its “aggregate investment income”, which is defined in the Tax Act to include dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income for the taxation year.
Dispositions of Common Shares (issuable pursuant to the terms of the Subscription Receipts)
A Resident Holder who disposes of, or is deemed to have disposed of a Common Share (other than to the Corporation, unless purchased by the Corporation in the open market in the manner in which shares are normally purchased by any member of the public) will generally realize a capital gain (or incur a capital loss), in the taxation year of the disposition, to the extent that the Resident Holder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of such Common Shares immediately before the disposition or deemed disposition. The adjusted cost base to a Resident Holder of the Common Shares will be determined by averaging the adjusted cost base to the Resident Holder of the Common Shares with the adjusted cost base (determined immediately before the acquisition of the Common Shares) of all other Common Shares (if any) held by the Resident Holder as capital property at that time and by making certain other adjustments required under the Tax Act. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Taxation of Capital Gains and Capital Losses”.
Taxation of Capital Gains and Capital Losses
Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in computing the Resident Holder’s income for such taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is generally required to deduct one-half of any capital loss (an “allowable capital loss”) realized in a taxation year against taxable capital gains realized in that taxation year. Allowable capital losses in excess of taxable capital gains realized in a taxation year of disposition may generally be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such taxation years (but not against other income), to the extent and under the circumstances prescribed by the Tax Act.
If the Resident Holder is a corporation, any capital loss realized on the disposition or deemed disposition of a Common Share (issuable pursuant to the terms of the Subscription Receipts) may, in certain circumstances, be reduced by the amount of any dividends which have been previously received or deemed to have been received by the Resident Holder on such Common Share (issuable pursuant to the terms of the Subscription Receipts) (or on a share for which such Common Share has been substituted), to the extent and in circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is, directly or indirectly through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Common Shares (issuable pursuant to the terms of the Subscription Receipts). Resident Holders to whom these rules may be relevant are urged to consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a CCPC or, at any time in the year, a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional tax (refundable under certain circumstances) on its “aggregate investment income”, as defined in the Tax Act, including taxable capital gains realized on the disposition of Common Shares (issuable pursuant to the terms of the Subscription Receipts). Such Resident Holders should consult their own tax advisors.
Capital gains realized by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for minimum tax under the Tax Act. Resident Holders, who are individuals (including certain trusts), should consult their own tax advisors in this regard.
Non-Residents of Canada
The following portion of this summary is generally applicable to a Holder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada and does not and will not use or hold, and will not be deemed to use or hold, Subscription Receipts or Common Shares (issuable pursuant to the terms of the Subscription Receipts) in, or in the course of, carrying on a business or part of a business in Canada (a “Non-Resident Holder”). This summary does not apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or an “authorized foreign bank” as defined in the Tax Act. Such Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to benefits under any applicable income tax treaty or convention based on their particular circumstances.
Dispositions of Subscription Receipts and Common Shares (issuable pursuant to the terms of the Subscription Receipts)
A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of a Subscription Receipt (which does not include the acquisition of a Common Share pursuant to the terms of a Subscription Receipt), or of a Common Share, unless the Subscription Receipts or Common Shares constitute “taxable Canadian property”, as defined in the Tax Act, of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to an exemption under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.
Subscription Receipts will generally be “taxable Canadian property” of a Non-Resident Holder at a particular time only if the Common Shares to be issued upon the exercise of the Subscription Receipts would be “taxable Canadian property” of the Non-Resident Holder at that time, as described below.
Generally, a Common Share will not be “taxable Canadian property” of a Non-Resident Holder at a particular time provided that the Common Share is listed on a “designated stock exchange”, as defined in the Tax Act, unless, at any time during the 60-month period that ends at that time, (a) 25% or more of the issued shares of any class or series of the Corporation’s shares were owned by or belonged to one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at “arm’s length” (within the meaning of the Tax Act), and (iii) partnerships in which the Non-Resident Holder or a person described in (ii) held a membership interest directly or indirectly through one or more partnerships, and (b) more than 50% of the fair market value of the Common Share was derived directly or indirectly from one or any combination of real or immovable properties situated in Canada, “Canadian resource properties”, as defined in the Tax Act, “timber resource properties”, as defined in the Tax Act, or options in respect of, interests in, or civil law rights in, any of the foregoing.
Notwithstanding the foregoing, Subscription Receipts and Common Shares may in certain circumstances be deemed to be “taxable Canadian property” of a Non-Resident Holder for purposes of the Tax Act. Non-Resident Holders whose Subscription Receipts or Common Shares may constitute “taxable Canadian property” should consult their own tax advisors for advice having regard to their particular circumstances.
If a Non-Resident Holder disposes (or is deemed to have disposed) of a Subscription Receipt or a Common Share that is taxable Canadian property of that Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act or pursuant to an applicable income tax treaty or convention, the consequences described above under the headings “Holders

Resident in Canada — Dispositions of Common Shares” and “Residents of Canada — Taxation of Capital Gains and Capital Losses” will generally be applicable to such disposition.
Pro Rata Share of Interest
In the event that the Offering fails to close on or prior to the Termination Date, as applicable, Non-Resident Holders of Subscription Receipts shall be entitled to receive from the Subscription Receipt Agent an amount equal to the Offering Price plus their pro rata share of any interest earned thereon, less any applicable withholding taxes.
A Non-Resident Holder will generally not be subject to Canadian withholding tax under the Tax Act in respect of any such interest.
Dividends on Common Shares (issuable pursuant to the terms of the Subscription Receipts)
Dividends paid or credited, or deemed to be paid or credited under the Tax Act by the Corporation to a Non-Resident Holder on the Common Shares will generally be subject to Canadian withholding tax under the Tax Act at the rate of 25% of the gross amount of the dividends, subject to any reduction in the rate of withholding to which such Non-Resident Holder is entitled under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, such rate is normally reduced under the Canada-U.S. Tax Convention to 15% of the gross amount of the dividend if the beneficial owner of such dividend is a Non-Resident Holder who is a resident of the United States that is entitled to full benefits under the Canada-U.S. Tax Convention (a “U.S. holder”). The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a U.S. holder that is a corporation that owns at least 10% of the voting stock of the Corporation. Non-Resident Holders are advised to consult their tax advisors in this regard.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Subscription Receipts acquired pursuant to this Prospectus Supplement, and the ownership and disposition of Common Shares acquired pursuant to the terms of the Subscription Receipts.
This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from or relating to the acquisition, ownership or disposition of the Subscription Receipts or the Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations relevant to such U.S. Holder, including, without limitation, specific tax considerations applicable to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the tax considerations arising from or relating to the Over-Allotment Option. This summary does not address the U.S. federal alternative minimum tax, U.S. federal net investment income tax, U.S. federal estate and gift tax, U.S. state and local tax, or non-U.S. tax considerations applicable to U.S. Holders relating to the acquisition, ownership or disposition of the Subscription Receipts or the Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax considerations relating to the acquisition, ownership and disposition of Subscription Receipts and Common Shares.
No ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to the acquisition, ownership or disposition of the Subscription Receipts or the Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary
This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations (whether final, temporary, or proposed) promulgated thereunder (the “Treasury Regulations”), published rulings of the IRS, published administrative positions of the IRS, the current provisions of the Convention Between the United States of America and Canada with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable, and, in each case, as in effect and available as of the date of this Prospectus Supplement. Any of the authorities on which this summary is based could be changed in a material or adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. Except as provided herein, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.
U.S. Holders
For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Subscription Receipts or the Common Shares acquired pursuant to the terms of the Subscription Receipts, that is for U.S. federal income tax purposes:
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an individual who is a citizen or resident of the United States;

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a corporation organized under the laws of the United States, any state thereof or the District of Columbia;

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an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed
This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are banks, financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the United States dollar; (e) own Subscription Receipts or Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire Subscription Receipts or Common Shares in connection with the exercise or cancellation of employee or director stock options or otherwise as compensation for services; (g) hold Subscription Receipts or Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to special tax accounting rules with respect to the Subscription Receipts or Common Shares (including with respect to any Escrowed Funds); (i) are partnerships or other “pass-through” entities (and partners or other owners thereof); (j) are S corporations (and shareholders thereof); (k) are U.S. expatriates or former long-term residents of the United States; (l) hold Subscription Receipts or Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; or (m) own or have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Corporation. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax considerations applicable to the acquisition, ownership and disposition of the Subscription Receipts or the Common Shares.
If an entity or arrangement that is classified as a partnership (or other pass-through entity) for U.S. federal income tax purposes holds Subscription Receipts or Common Shares, the U.S. federal income tax considerations applicable to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax considerations applicable to any such partner (or owner or participant). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as pass-through entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax considerations arising from and relating to the acquisition, ownership and disposition of the Subscription Receipts or the Common Shares.
U.S. Federal Income Tax Considerations Applicable to the Acquisition, Ownership and Disposition of Subscription Receipts
Although it is not entirely free from doubt, the Corporation believes that a U.S. Holder should recognize no income, gain or loss for U.S. federal income tax purposes upon the receipt of Common Shares pursuant to the terms of the Subscription Receipts. In such case, the purchase price for each Subscription Receipt should be allocated to the Common Share received and such amount will establish a U.S. Holder’s initial tax basis for U.S. federal income tax purposes in each Common Share. The law is unclear as to when a U.S. Holder’s holding period in the Common Shares will commence. Such holding period may include a U.S. Holder’s holding period for the Subscription Receipts, if, for example, the issuance of Common Shares pursuant to the terms of the Subscription Receipt constitutes an exchange from which gain or loss is not recognized under the Code, or, alternatively, may commence on the day following the receipt of the Common Shares in exchange for the Subscription Receipts, if such issuance is a taxable sale or exchange of Subscription Receipts for U.S. federal income tax purposes. The U.S. federal income tax treatment of the Subscription Receipts is subject to uncertainty, and there can be no assurance that the IRS will not assert that the exchange of Subscription Receipts for Common Shares is a taxable event for U.S. federal income tax purposes or otherwise gives rise to taxable gain or odinary income for the exchanging U.S. Holder. Further, the treatment of any such taxable event or taxable income under the “passive foreign investment company rules” (described below) is unclear.
If a Termination Event occurs prior to the satisfaction or waiver of the Escrow Release Conditions, then each of the then issued and outstanding Subscription Receipts will be automatically cancelled and terminated, and the U.S. Holders of the Subscription Receipts will be entitled to receive an amount equal to the Offering Price multiplied by the number of Subscription Receipts held by such holder, plus a pro rata portion of the Earned Interest, less applicable withholding taxes, if any. In such case, the Corporation intends to treat a U.S. Holder of Subscription Receipts as subject to tax with respect to such interest distributed to such U.S. Holder (without reduction for any tax withheld, if any) in accordance with such U.S. Holders’ method of accounting, and such interest will be treated as foreign-source income for foreign tax credit purposes. The Corporation does not intend to treat a U.S. Holder of Subscription Receipts as subject to tax with respect to interest earned on the Escrowed Funds if the Escrow Release Conditions are satisfied or waived prior to the occurrence of a Termination Event, in which case, the Escrowed Funds, together with the Earned Interest, will be distributed to the Corporation. Although the Corporation intends to take the position that the foregoing is the correct U.S. federal income tax treatment of interest earned on the Escrowed Funds, the treatment of such interest is subject to uncertainty, and the IRS might assert that each U.S. Holder is subject to tax on such U.S. Holder’s share of such interest upon, or before, the relinquishment of such U.S. Holder’s Subscription Receipts, even if the underlying Common Shares are received in exchange therefor. The IRS might alternatively assert that any such interest income constitutes gain to such U.S. Holder from the disposition of the Subscription Receipts, which should be treated in a manner similar to that discussed below under “Sale or Other Taxable Disposition of Common Shares”. U.S. Holders may, subject to a number of complex rules and limitations, be able to claim a foreign tax credit for any foreign income tax withheld from or paid by such U.S. Holders with respect to such U.S. Holders’ pro rata portions of interest earned on the Escrowed Funds (or proceeds thereof). U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits. A disposition of a Subscription Receipt by a U.S. Holder (other than upon the occurrence of a Termination Event, which is described above) should be treated in a manner similar to that discussed below under “Sale or Other Taxable Disposition of Common Shares”.
The U.S. federal income tax treatment of the ownership and disposition of the Subscription Receipts is subject to uncertainty. Prospective U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax treatment of Subscription Receipts.
Ownership and Disposition of Common Shares
The following discussion is subject, in its entirety, to the rules described below under the heading “Passive Foreign Investment Company Rules”.
Distributions on Common Shares
A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian tax withheld from such distribution) to the extent of the current and accumulated “earnings and profits” of the Corporation, as computed in accordance with U.S. federal income tax principles. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Corporation, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, the Corporation does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore should assume that any distribution by the Corporation with respect to the Common Shares will constitute dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Corporation is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Corporation to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Corporation not be classified as a PFIC in the tax year of distribution or in the preceding tax year. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates (rather than preferential rates for qualified dividend income to the extent otherwise applicable) if the Corporation is classified as a PFIC for the tax year of such distribution or was a PFIC for the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares
Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference, if any, between (a) the United States dollar value of any cash received plus the fair market value of any property received, and (b) such U.S. Holder’s adjusted tax basis in such Common Shares sold or otherwise disposed of. Gain or loss recognized on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Common Shares have been held for longer than one year (for a discussion of the holding period of the Common Shares acquired pursuant to the terms of the Subscription Receipts, see “U.S. Federal Income Tax Considerations Applicable to the Acquisition, Ownership and Disposition of Subscription Receipts” above). Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.
Passive Foreign Investment Company Rules
If the Corporation were to constitute a “passive foreign investment company” within the meaning of Section 1297(a) of the Code (a “PFIC”) for any tax year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax considerations applicable to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. Based on the current profile of the Corporation’s gross income, gross assets, the nature of its business, and its anticipated market capitalization, the Corporation believes that it was likely a PFIC for its most recently completed taxable year. While the Corporation has not made a determination of its expected PFIC status for the current taxable year, the Corporation may be a PFIC in the current taxable year and in the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the Corporation’s status as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, the status of the Corporation or any of its non-U.S. subsidiaries for the current tax year or any future tax year cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Corporation (or any non-U.S. subsidiary of the Corporation) concerning its PFIC status. If the Corporation is a PFIC for any tax year during which a U.S. Holder holds Common Shares, it will continue to be treated as a PFIC with respect to such U.S. Holder, regardless of whether it ceases to be a PFIC in one or more subsequent tax years. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Corporation and each non-U.S. subsidiary of the Corporation.
In any year in which the Corporation is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.
The Corporation generally will be a PFIC if, for a tax year, (a) 75% or more of the Corporation’s gross income is passive income (the “PFIC income test”) or (b) 50% or more of the value of the Corporation’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or other inventory, depreciable property used in its trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and PFIC asset test described above, if the Corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Corporation will be treated as if the Corporation (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Corporation from certain “related persons” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.
Under certain attribution rules, if the Corporation is a PFIC, U.S. Holders will generally be deemed to own their proportionate share of the Corporation’s direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and generally will be subject to U.S. federal income tax under the default rules of Section 1291 of the Code discussed below on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by the Corporation or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Common Shares are made.
Under proposed Treasury Regulations, if a U.S. Holder has an option, warrant or other right to acquire shares of a PFIC (which may include the right to receive Common Shares provided for in the terms of the Subscription Receipts), such option, warrant or right is considered to be PFIC shares subject to the default rules of Section 1291 of the Code. Under the rules described below, provided that the Subscription Receipts are considered to be an option or other right to acquire stock for U.S. federal income tax purposes, the holding period for the Common Shares received pursuant to the terms of the Subscription Receipts will begin on the date a U.S. Holder acquires such Subscription Receipt. This will impact the availability of the QEF Election and Mark-to-Market Election (each as defined below) with respect to the Common Shares received pursuant to the terms of such Subscription Receipts.
Default PFIC Rules Under Section 1291 of the Code
If the Corporation is a PFIC for any tax year during which a U.S. Holder owns Common Shares, the U.S. federal income tax considerations applicable to such U.S. Holder of the acquisition, ownership and disposition of Common Shares will depend on whether and when such U.S. Holder makes elections to treat the Corporation and each Subsidiary PFIC, if any, as a “qualified electing fund” (or “QEF”) under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to its Common Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder”.
A Non-Electing U.S. Holder will be subject to the default rules of Section 1291 of the Code described below with respect to: (a) any gain recognized on the sale or other taxable disposition of Common Shares (which, subject to the effectiveness of proposed Treasury Regulations, may include gain realized by reason of transfers of Common Shares that would otherwise qualify as non-recognition transactions for U.S. federal income tax purposes); and (b) any “excess distribution” received on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).
Under Section 1291 of the Code, if the Corporation were to constitute a PFIC during a Non-Electing U.S. Holder’s holding period, any gain recognized on the sale or other taxable disposition of Common Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on Common Shares or deemed to be received by the U.S. Holder as the result of a distribution by a Subsidiary PFIC to its shareholder, must be ratably allocated to each day in the Non-Electing U.S. Holder’s holding period for the respective Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest”, which is not deductible.
If the Corporation is a PFIC for any tax year during which a Non-Electing U.S. Holder owns Common Shares and the Corporation ceases to be a PFIC, the Non-Electing U.S. Holder may terminate ongoing deemed PFIC status with respect to the Common Shares by electing to recognize gain (which will be taxed under the default rules of Section 1291 of the Code discussed above), but not loss, as if such Common Shares were sold on the last day of the last tax year for which the Corporation was a PFIC.
QEF Election
A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Common Shares begins generally will not be subject to the default rules of Section 1291 of the Code discussed above with respect to its Common Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Corporation, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Corporation, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Corporation is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Corporation. However, for any tax year in which the Corporation is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.
A U.S. Holder that makes a timely and effective QEF Election with respect to the Corporation generally (a) may receive a tax-free distribution from the Corporation to the extent that such distribution represents “earnings and profits” of the Corporation that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a timely and effective QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.
The procedure for making a QEF Election, and the U.S. federal income tax considerations applicable to making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Corporation is a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the Common Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the default rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a “purging” election to recognize gain as discussed in the preceding sentence, then such U.S. Holder will be subject to the QEF Election rules and will continue to be subject to tax under the default rules of Section 1291 of the Code discussed above with respect to its Common Shares. If a U.S. Holder makes a “purging” election, the U.S. Holder will have additional tax basis (to the extent of any gain recognized on the deemed sale) and, solely for purposes of the PFIC rules, a new holding period in the Common Shares. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Corporation ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Corporation is not a PFIC. Accordingly, if the Corporation becomes a PFIC again in a later tax year, the QEF Election will still be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Corporation qualifies as a PFIC.
A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if the Corporation does not provide the required information with regard to the Corporation or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the default rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.
As discussed above, under proposed Treasury Regulations, if a U.S. Holder has an option, warrant or other right to acquire shares of a PFIC (which may include the right to receive Common Shares provided for in the terms of the Subscription Receipts), such option, warrant or right is considered to be PFIC shares subject to the default rules of Section 1291 of the Code. However, a U.S. Holder of an option, warrant or other right to acquire shares of a PFIC may not make a QEF Election that will apply to the option, warrant or other right to acquire PFIC shares. In addition, under proposed Treasury Regulations, if a U.S. Holder holds an option, warrant or other right to acquire shares of a PFIC, the holding period with respect to shares of the PFIC acquired upon exercise of such option, warrant or other right will include the period that the option, warrant or other right was held.
Consequently, under the proposed Treasury Regulations and provided that the Subscription Receipts were considered to be an option or other right to acquire stock for U.S. federal income tax purposes, if a U.S. Holder holding Common Shares received pursuant to the terms of the Subscription Receipts makes a QEF Election, such election generally will not be treated as a timely QEF Election with respect to such Common Shares (unless the Escrow Release Conditions are satisfied or waived prior to the occurrence of a Termination Event in the same tax year in which the Subscription Receipts are acquired by such U.S. Holder) and the default rules of Section 1291 of the Code discussed above will continue to apply with respect to such U.S. Holder’s Common Shares. However, in that case, a U.S. Holder holding Common Shares received pursuant to the terms of the Subscription Receipts should be eligible to make a timely QEF Election if such U.S. Holder makes a “purging” or “deemed sale” election to recognize gain (which will be taxed under the default rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for fair market value. As a result of the “purging” or “deemed sale” election, the U.S. Holder will have a new tax basis and holding period in the Common Shares acquired pursuant to the terms of the Subscription Receipts for purposes of the PFIC rules. In addition, gain recognized on the sale or other taxable disposition of the Subscription Receipts (other than by delivery of the Common Shares pursuant to the terms of the Subscription Receipts) by a U.S. Holder may be subject to the default rules of Section 1291 of the Code discussed above. Each U.S. Holder should consult its own tax advisor regarding the application of the PFIC rules to the Subscription Receipts and the Common Shares.
U.S. Holders should be aware that there can be no assurance that the Corporation will satisfy the record keeping requirements that apply to a QEF, or that the Corporation will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF Election rules, in the event that the Corporation is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to the Corporation or any of its Subsidiary PFICs. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election with respect to the Corporation and any Subsidiary PFIC.
Mark-to-Market Election
A U.S. Holder may make a Mark-to-Market Election with respect to the Common Shares only if such shares are marketable stock. The Common Shares generally will be “marketable stock” if such shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. While the Corporation intends to list the Subscription Receipts on the TSX, the U.S. federal income tax classification of the Subscription receipts is not free from doubt and, accordingly, there can be no assurance that a Mark-to-Market Election will be available or effective with respect to the Subscription Receipts. While the Corporation intends to list the underlying Common Shares on the TSX and the NYSE, there can be no assurance that the Common Shares are or will continue to be regularly traded for purposes of the Mark-to-Market Election rules and, accordingly, there can be no assurance that a Mark-to-Market Election will be available with respect to the Common Shares. Each U.S. Holder should consult its own tax advisor regarding the Mark-to-Market Election rules.
A U.S. Holder that makes a timely and effective Mark-to-Market Election with respect to its Common Shares generally will not be subject to the default rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Common Shares for which the Corporation is a PFIC and such U.S. Holder has not made a timely QEF Election, the default rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.
A U.S. Holder that makes a timely and effective Mark-to-Market Election will include in ordinary income, for each tax year in which the Corporation is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares, over (b) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).
A U.S. Holder that makes a timely and effective Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.
A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A timely Mark-to-Market Election applies to the tax year for which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.
Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning if such stock does not constitute marketable stock. Hence, the Mark-to-Market Election will generally not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC to its shareholder.
Other PFIC Rules
Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations) in the event that the Corporation is a PFIC during such U.S. Holder’s holding period for the relevant Common Shares. However, the specific U.S. federal income tax considerations applicable to a U.S. Holder may vary based on the manner in which Common Shares are transferred.
If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers must apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.
Certain additional adverse rules may apply with respect to a U.S. Holder if the Corporation is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.
In addition, a U.S. Holder who acquires Common Shares from a decedent will not receive a “step up” in tax basis of such Common Shares to fair market value unless such decedent had a timely and effective QEF Election in place.
Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.
The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules (including the availability and advisability of making a QEF Election or Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax considerations applicable to the acquisition, ownership and disposition of Common Shares.
Additional Considerations
Receipt of Foreign Currency
The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Subscription Receipts or Common Shares generally will be equal to the United States dollar value of such foreign currency based on the exchange rate applicable on the date of receipt or, if applicable, the date of settlement if the Subscription Receipts or Common Shares are traded on an established securities market (regardless of whether such foreign currency is converted into United States dollars at that time). A U.S. Holder will have a tax basis in the foreign currency equal to its United States dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S.-source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax considerations applicable to the acquisition, ownership and disposition of foreign currency.
Foreign Tax Credit
Dividends paid on the Common Shares will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other taxable disposition of Common Shares generally will be U.S.-source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Canada-U.S. Tax Convention may elect to treat such gain or loss as Canadian-source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to foreign taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.
Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to interest received on the Subscription Receipts or dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax paid. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex, and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.
Information Reporting and Backup Withholding
Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.
Payments made within the United States or by a U.S. payor or U.S. middleman, of interest or dividends on, and proceeds arising from the sale or other taxable disposition of, Subscription Receipts or Common Shares, will generally be subject to information reporting and backup withholding, currently at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. However, certain exempt persons, such as U.S. Holders that are corporations, generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will generally be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such holder furnishes required information to the IRS in a timely manner.
The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.
THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SUBSCRIPTION RECEIPTS OR COMMON

SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been filed, or will be, or furnished with the SEC as part of the Registration Statement of which this Prospectus Supplement forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from certain of the Corporation’s directors and officers (included on the signature page to the Registration Statement); (iii) the consent of PricewaterhouseCoopers LLP; (iv) the consent of Stein Monast L.L.P.; (v) the consent of Fasken Martineau DuMoulin LLP; (vi) the Underwriting Agreement described under the heading “Plan of Distribution”; and (vii) the Subscription Receipt Agreement; and (viii) the consents of the “qualified persons” referred to in this Prospectus Supplement and the Registration Statement or documents incorporated by reference herein and therein.
LEGAL MATTERS
Certain legal matters relating to Canadian law with respect to the Offering will be passed on behalf of the Corporation by Stein Monast L.L.P. and on behalf of the Underwriters by Fasken Martineau DuMoulin LLP. Certain legal matters relating to United States law with respect to the Offering will be passed on behalf of the Corporation by Dorsey & Whitney LLP and on behalf of the. Underwriters by DLA Piper LLP (US).
As of the date of this Prospectus Supplement, the “designated professionals” (as such term is defined in Form 51-102F2 — Annual Information Form to Regulation 51-102 respecting Continuous Disclosure Obligations) of Stein Monast L.L.P. and Fasken Martineau DuMoulin LLP, each as a group, beneficially own, directly or indirectly, less than 1% of the Corporation’s securities or properties.
INTEREST OF EXPERTS
2025 Matawinie Mine Feasibility Study
Certain information of a scientific or technical nature in respect of the Matawinie Mine Project contained in or incorporated by reference in this Prospectus Supplement is based on the 2025 Matawinie Mine Feasibility Study dated November 12, 2025, that was prepared by Mr. Jean L’Heureux, P.Eng., M.Eng., Jeffrey Cassoff, P.Eng., Mr. Bernard-Olivier Martel, P. Geo., Mr. Simon Fortier, P.Eng., Mr. Yann Camus, P.Eng., Mr. Christian Fréchette, P. Eng., and Mr. Jean-François St-Laurent, P.Eng., M.Sc. (collectively, the “Authors of the 2025 Matawinie Mine Feasibility Study”). Each of the aforementioned individual is considered, by virtue of their education, experience and professional association, to be “qualified person” within the meaning of NI 43-101. To the best of the Corporation’s knowledge, the aforementioned individuals and, as applicable, their respective firms had no beneficial or registered interests, direct or indirect, in the Corporation’s securities or properties.
2023 Uatnan Mining Project Report
Certain information of a scientific or technical nature in respect of the Uatnan Mining Property contained in or incorporated by reference in this Prospectus Supplement is based on the NI 43-101 Technical Report — PEA Report for the Uatnan Mining Project, in accordance with NI 43-101 and effective as of January 10, 2023 (“2023 Uatnan Mining Project Report”) that was prepared by Mr. André Allaire, P.Eng., M.Eng., PhD, Mr. Jeffrey Cassoff, P.Eng., Mrs. Vera Gella, P.Eng., Mr. Merouane Rachidi, P.Geo., Ph.D. and Mr. Claude Duplessis, P.Eng. (collectively, the “Authors of the 2023 Uatnan Mining Projects Report”). Each of the aforementioned individual is considered, by virtue of their education, experience and professional association, to be “qualified person” within the meaning of NI 43-101. To the best of the Corporation’s knowledge, the aforementioned individuals and, as applicable, their respective firms had no beneficial or registered interests, direct or indirect, in the Corporation’s securities or properties.

Battery Material Plants Project
Éric Desaulniers, President and Chief Executive Officer of the Corporation, who is non-independent, is responsible for reviewing and approving certain information of a scientific or technical nature contained in the Prospectus in connection with the Bécancour Material Plant Project under section “Projects Overview — Overview — Battery Material Plants Project” and “Description of the Battery Material Plants Project”. As of the date hereof, Mr. Desaulniers beneficially owns, controls or directs 415,121 Common Shares and 1,560,000 incentive stock options, RSU and/or PSU’s of the Corporation.
MD&A
Éric Desaulniers, President and Chief Executive Officer of the Corporation, who is a non-independent “qualified person” for the purposes of NI 43-101, is responsible for reviewing and approving certain information of a scientific or technical nature contained in Annual MD&A, incorporated by reference in the Prospectus Supplement. As of the date hereof, Mr. Desaulniers beneficially owns, controls or directs 415,121 Common Shares and 1,560,000 incentive stock options, RSU and/or PSU’s of the Corporation.
Auditors
The independent registered public accounting firm of the Corporation is PricewaterhouseCoopers LLP, a partnership of Chartered Professional Accountants, located at 1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Québec, Canada H3B 4Y1. PricewaterhouseCoopers LLP has confirmed that it is independent of the Corporation within the meaning of the Code of ethics of chartered professional accountants (Québec) and in accordance with the applicable rules and regulations of the Public Company Accounting Oversight Board (U.S.).
REGISTRAR AND TRANSFER AGENT
The transfer agent and registrar of the Corporation in Canada is TSX Trust Company (“TSX Trust”). The register of transfers of the Common Shares is held at TSX Trust’s offices located in its place of business at 1190 Avenue des Canadiens-de-Montréal, Suite 1700, Montréal, Québec H3B 0G7. The co-transfer agent is Equiniti Trust Company, LLC at its office located at 6201 15th Avenue, Brooklyn, NY 11219.
ENFORCEMENT OF CIVIL LIABILITIES
All or substantially all of the Corporation’s operations and assets are located outside the United States, and certain of its officers, directors and shareholders, reside outside of the United States.
The Corporation has appointed an agent for service of process in the United States. It may be difficult for investors who reside in the United States to effect service of process in the United States upon the Corporation, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Corporation or its directors and officers. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.
The Corporation filed with the SEC, concurrently with the Registration Statement of which this Prospectus Supplement forms a part, an appointment of agent for service of process on Form F-X. Under Form F-X, the Corporation appointed C T Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of securities under this Prospectus Supplement.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities in these jurisdictions.
Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President, Legal Affairs and Corporate Secretary of Nouveau Monde Graphite Inc. at 481 Brassard Street, Saint-Michel-des-Saints, Québec J0K 3B0, phone: 1-450-757-8905 and are also available electronically at www.sedarplus.ca and www.sec.gov.
SHORT FORM BASE SHELF PROSPECTUS
New Issue/Secondary Offering	December 5, 2025
Nouveau Monde Graphite Inc.
US$350,000,000
Common Shares
Debt Securities
Subscription Receipts
Warrants
Units
Nouveau Monde Graphite Inc. (the “Corporation”) may, from time to time, during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains valid, offer and issue common shares of the Corporation (the “Common Shares”), debt securities of the Corporation (the “Debt Securities”), subscription receipts exchangeable for Common Shares and/or other securities of the Corporation (the “Subscription Receipts”), warrants exercisable to acquire Common Shares and/or other securities of the Corporation (the “Warrants”) and securities comprised of more than one of Common Shares, Debt Securities, Subscription Receipts and/or Warrants offered together as a unit (the “Units”) (Common Shares, Debt Securities, Subscription Receipts, Warrants and Units are collectively referred to herein as the “Securities”) having an aggregate offering price of up to US$350,000,000, or its equivalent in any other currency or currency unit used to denominate the Securities at the time of offering. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Corporation or a subsidiary of the Corporation. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities. One or more securityholders of the Corporation may also offer and sell Securities under this Prospectus.
The common shares of the Corporation (the “Common Shares”) are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “NOU” and on the New York Stock Exchange (the “NYSE”) under the symbol “NMG”. On December 4, 2025, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was CAD$4.50 and on the NYSE was US$3.21.
NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATOR HAS APPROVED OR DISAPPROVED THE OFFERED SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS OR DETERMINED IF THE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
The Corporation may offer and sell Securities in the United States and is permitted, under the multijurisdictional disclosure system adopted in the United States and Canada (the “MJDS”), to prepare the Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements incorporated by reference herein have been prepared in Canadian dollars in accordance with

International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”) and may be subject to foreign auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.
Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Debt Securities, Subscription Receipts, Warrants or Units may be sold and purchasers may not be able to resell any Debt Securities, Subscription Receipts, Warrants or Units purchased under this Prospectus. This may affect the pricing of these Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities and the extent of issuer regulation. See “Risk Factors” in this Prospectus.
An investment in the Securities involves a high degree of risk and must be considered speculative due to the nature of the Corporation’s business, the present stage of development of its mineral properties and of construction and installation of its facilities, and the fact that the Corporation’s negative cash flow will continue at least until commercial production at the Matawinie Mine Project (as defined herein) and/or the Battery Material Plants Project (as defined herein) is achieved. Prospective investors should carefully consider the risk factors described in and incorporated by reference into this Prospectus. See “Forward-Looking Statements” and “Risk Factors” in this Prospectus.
Prospective investors should be aware that the acquisition of securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.
The ability of investors to enforce civil liabilities under United States federal securities laws may be affected adversely because the Corporation is incorporated in Canada, most of the Corporation’s officers and directors and most of the experts named in this Prospectus are not residents of the United States, and all of Corporation’s assets and all or a substantial portion of the assets of such persons are located outside of the United States.
The Corporation may offer and sell Securities to or through dealers, underwriters or agents and may also offer and sell certain Securities directly to purchasers or through agents, at prices and upon terms determined by the Corporation or any selling securityholders, and pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters , dealers, agents or selling securityholders involved in the offering and sale of such Securities and will set forth the terms of the offering of such Securities, the method of distribution of Securities including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. No underwriters, dealers or agents have been involved in the preparation of this Prospectus, nor have any underwriters, dealers or agents performed any review of the contents of this Prospectus.
The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, without limitation, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the issue price and any other terms specific to the Common Shares being offered; (ii) in the case of Debt Securities, the specific designation, the aggregate principal amount, the maturity, the interest provisions, the authorized denominations, the offering price, any covenants, the events of default, any terms for redemption or retraction, any exchange or conversion terms and any other terms specific to the Debt Securities being offered; (iii) in the case of Subscription Receipts, the number of Subscription Receipts offered, the offering price, the terms of the release conditions, the designation, number and terms of the Common Shares or Warrants receivable upon satisfaction of the release conditions, any procedures that will result in the adjustment of this number, any additional payments to be made to holders of Subscription Receipts upon satisfaction of the release conditions, the terms governing the escrow of all or a portion of the gross proceeds from the sale of the Subscription Receipts, the terms for the refund of all or a portion of the purchase price for Subscription Receipts in the event that the release conditions are not met and any other specific terms applicable to the offering of Subscription Receipts; (iv) in the case of Warrants, the designation, number and terms of the Common Shares or Debt Securities issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise and any other specific terms; and (v) in the case of Units, the number of Units being offered, the offering price, the terms of the securities underlying the Units, and any other specific terms.
This Prospectus may qualify an “at-the-market distribution”. This Prospectus may also qualify the offering of Securities by certain selling securityholders. In connection with any offering of Securities, other than an “at-the-market distribution” (as defined under applicable Canadian securities legislation), unless otherwise specified in a Prospectus Supplement and subject to applicable law, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those Securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution” in this Prospectus. No underwriter or dealer involved in an

“at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.
All shelf information permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.
The Corporation’s head and registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec J0K 3B0, and its phone number is 1-450-757-8905.

ABOUT THIS SHORT FORM BASE SHELF PROSPECTUS
An investor should rely only on the information contained in this Prospectus (including the documents incorporated by reference herein) and is not entitled to rely on parts of the information contained in this Prospectus (including the documents incorporated by reference herein) to the exclusion of others. The Corporation has not authorized anyone to provide investors with additional or different information. The Corporation is not offering to sell the Securities in any jurisdictions where the offer or sale of the Securities is not permitted. The information contained in this Prospectus (including the documents incorporated by reference herein) is accurate only as of the date of this Prospectus (or the date of the document incorporated by reference herein, as applicable), regardless of the time of delivery of this Prospectus or any sale of the Securities. The Corporation’s business, financial condition, results of operations and prospects may have changed since the date of this Prospectus.
This Prospectus provides a general description of the Securities that the Corporation or one or more selling securityholders may offer. Each time the Corporation or a selling securityholder offers and sells Securities under this Prospectus, it will provide the purchasers with a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, the purchasers should read both this Prospectus and any applicable Prospectus Supplement together with additional information described below under “Documents Incorporated by Reference”.
All information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be made available together with this Prospectus.
CURRENCY
The Prospectus and the documents incorporated by reference herein contain references to the Canadian dollar and United States dollar. Unless otherwise indicated in the Prospectus and the documents incorporated by reference herein, all references to “$”, “CAD$” or “dollars” refer to Canadian dollars and all references to “US$” refer to United States dollars.
The following table sets forth, for the periods indicated, the high, low, average and period-end indicative rates of exchange for United States dollars expressed in Canadian dollars, as provided by the Bank of Canada:
		Quarter Ended September 30, 2025	Fiscal Year Ended December 31, 2024	Fiscal Year Ended December 31, 2023
US$ to CAD$	Low	1.3575	1.3316	1.3128
	High	1.3941	1.4416	1.3875
	Average	1.3773	1,3698	1.3497
	End	1.3921	1.4389	1.3544
On December 4, 2025, the daily average rate of exchange posted by the Bank of Canada for conversion of United States dollars into Canadian dollars was US$1.00 = CAD$1.3952.
FINANCIAL INFORMATION
The Corporation’s financial statements that are incorporated by reference into this Prospectus have been prepared in accordance with IFRS Accounting Standards, as issued by the IASB, and are presented in Canadian dollars. As a result, certain financial information included in or incorporated by reference in this Prospectus may not be comparable to financial information prepared by companies in the United States reporting under the generally accepted accounting principles in the United States (the “U.S. GAAP”).

NON-IFRS FINANCIAL MEASURES
The Corporation uses the non-IFRS measure “working capital” in this Prospectus and in documents incorporated by reference herein, which is not defined under IFRS Accounting Standards. Management uses this non-IFRS financial measure together with measures determined in accordance with IFRS Accounting Standards, to provide investors with a supplemental measure to evaluate the Corporation’s financial condition. The Corporation calculates working capital as its current assets less its current liabilities. This measure has no meaning under IFRS Accounting Standards and, therefore, amounts presented may not be comparable to similar data presented by other companies operating in a similar industry as the Corporation. The Corporation believes that securities analysts, investors and other interested parties frequently use non-IFRS financial measures in the evaluation of issuers. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance or financial condition prepared in accordance with IFRS Accounting Standards.
FORWARD-LOOKING STATEMENTS
This Prospectus, including the documents incorporated by reference herein and therein, contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), which relate to future events or future performance and reflect management’s expectations and assumptions regarding the Corporation’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. In some cases, forward-looking statements can be identified by words such as “may”, “would”, “could”, “will”, “should”, “expect”, “intend”, “aim”, “attempt”, “anticipate”, “believe”, “study”, “target”, “estimate”, “forecast”, “predict”, “outlook”, “mission”, “aspire”, “plan”, “schedule”, “potential”, “progress” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Corporation’s future results, the intended construction and commissioning timeline of the Matawinie Mine Project and the Battery Material Plants Project, the Shaping Demonstration Plant (as defined herein), the Coating Demonstration Plant (as defined herein) and the Concentrator Demonstration Plant (as defined herein), the anticipated decommissioning of the Purification Demonstration Plant (as defined herein), the intended development of the Matawinie Mine (as defined herein), the intended development of the 13 ktpy Battery Material Plant (as defined herein) including the ability of the Corporation to secure an existing site and building to house the 13 ktpy Battery Material Plant, the intended development of the Bécancour Battery Material Plant (as defined herein) including the ability of the Corporation to terminate or renegotiate the current offtake agreements or arrangements, or to source raw materials for the Bécancour Battery Material Plant, the intended execution strategy of the Corporation’s projected development of the Matawinie Mine Project and the Battery Material Plants Project, including the possibility of sequencing financing stages, the intent of the Corporation to prioritize, as an initial milestone for the Battery Material Plants (as defined herein), the development of the 13 ktpy Battery Material Plant, the possibility that the powerline may or may not be operational in due time for the Matawinie Mine Project commissioning phase, the intended development of the Uatnan Mining Project (as defined herein), the economic performance and product development efforts, as well as the Corporation’s expected achievement of milestones, including the ability to obtain sufficient financing for the development of the Matawinie Mine Project and the Battery Material Plants Project on favorable terms for the Corporation, including the completion of the financing and the FID (as defined herein), the satisfaction of the terms and conditions, conditions precedent, as well as qualification requirements of the product and the commercial operations as set forth in the offtakes agreements entered into with the Corporation, including the Panasonic Energy Agreement (as defined herein) and the Traxys Agreement (as defined herein), the ability of the Corporation to enter into definitive agreements with the GoC (as defined herein) and allied country entities, and with an established active anode manufacturer, the satisfaction of the conditions precedent to the Panasonic Energy Agreement, and the potential for GM (as defined herein) to collaborate on certain shared strategic objectives identified in the non-binding memorandum of understanding with GM, the Corporation’s development activities and production plans, including the operation of the Shaping Demonstration Plant, the Coating Demonstration Plant and the Concentrator Demonstration Plant, the ability to achieve the Corporation’s environmental, social and governance (“ESG”) initiatives, the execution and implementation of agreements with First Nations, communities and key stakeholders on favorable terms for the Corporation, the Corporation’s ability to provide advanced materials while promoting sustainability and supply chain traceability, including the Corporation’s green and sustainable lithium-ion active anode material initiatives, the Corporation’s ability to establish a local, carbon-neutral, and traceable turnkey supply of graphite for the Western World, the Corporation’s electrification strategy and its intended results, market trends, the consumers demand for components in lithium-ion batteries for electric vehicles, energy storage solutions, and consumer technology applications, as well as niche applications in traditional, specialized, defense industries, the Corporation’s competitive advantages, macroeconomic conditions, the impact of applicable laws and regulations, the results of the 2025 Matawinie Mine Feasibility Study (as defined herein), the results of the AACE Project Cost Estimates (as defined herein), the results of the 2023 Uatnan Mining Property Report (as defined herein) and any other feasibility study and preliminary economic assessments and any information as to future plans and outlook for the Corporation are or involve forward looking-statements.
Forward-looking statements are based on reasonable assumptions that have been made by the Corporation as at the date of such statements and are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Corporation to be materially different from those expressed or implied by such forward-looking statements, including but not limited to, the actual results of current development, engineering and planning activities; access to capital and future prices of graphite; the new mining operation inherent risks; the mineral exploration and development activities inherent risks; the speculative nature of mining development; the impact of inflation and any tariffs, trade barriers and/or regulatory costs; the changes in mineral production performance; the uncertainty of processing the Corporation’s technology on a commercial basis; the development and production timetables; the competition and market risks, the pricing pressures, the other risks of the mining industry and the geopolitical conditions (including policy, trade and tax-related risks and the potential impact of any new or elevated tariffs or any retaliatory tariffs); the required additional engineering work and other analysis that is required to fully assess their impact; the fact that certain of the initiatives described in this Prospectus, and in the documents incorporated by reference herein, are still in the early stages and may not materialize; the business continuity and crisis management; the political instability and international conflicts; and such other assumptions and factors as set out herein and in this Prospectus, and in the documents incorporated by reference herein, and additionally, such other factors discussed in the section entitled “Risk Factors” in this Prospectus, and in the documents incorporated by reference herein.
The estimate of capital expenditures (CAPEX) with respect to the 13 ktpy Battery Material Plant is future-oriented financial information. This projection is, and will remain, estimate only, and there can be no assurance that it will prove accurate. Such projection is based on numerous assumptions, including the following material assumptions: (i) targeted production capacity and associated design and throughput; (ii) expected capital costs for major processing equipment, raw materials, and installation; (iii) projected labour costs and workforce availability during construction and commissioning; (iv) assumed foreign exchange rates; (v) anticipated costs of site preparation and building; and (vi) expected construction schedule, commissioning timeline, and ramp-up profile. While the Corporation believes these assumptions are reasonable as of the date of this Prospectus, there is no guarantee that they will prove accurate. Investors should not rely on the future-oriented financial information on the construction of, and the production from the 13 ktpy Battery Material Plant made by the Corporation.
Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that may cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Corporation does not undertake to update or revise any forward-looking information that is included or incorporated by reference herein, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.
MARKET AND INDUSTRY DATA
Market and industry data presented throughout in this Prospectus, and in the documents incorporated by reference herein was obtained from third party sources and industry reports, publications, websites and other publicly available information, as well as industry and other data prepared by the Corporation or on the behalf of the Corporation on the basis of the Corporation’s knowledge of the markets in which the Corporation operates, including information provided by suppliers, partners, customers and other industry participants.
The Corporation believes that the market and economic data presented throughout this Prospectus, and in the documents incorporated by reference herein, is accurate as of the date of publication and, with respect to data prepared by the Corporation or on behalf of the Corporation, that estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and economic data presented throughout this Prospectus, and in the documents incorporated by reference herein, are not guaranteed and the Corporation does not make any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecasts in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although the Corporation believes it to be reliable as of the date of publication, the Corporation has not independently verified any of the data from third-party sources referred to in this Prospectus, and in the documents incorporated by reference herein, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and economic data are subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey.
CAUTIONARY NOTE TO UNITED STATES INVESTORS
The Corporation is permitted under the MJDS to prepare this Prospectus, including the documents incorporated by reference herein and any prospectus supplement, in accordance with the requirements of Canadian securities law, which differ from the requirements of United States securities laws. The Corporation’s financial statements that are incorporated by reference into this Prospectus have been prepared in accordance with IFRS Accounting Standards, as issued by the IASB, and are presented in Canadian dollars. As a result, certain financial information included in or incorporated by reference in this Prospectus may not be comparable to financial information prepared by companies in the United States reporting under U.S. GAAP.
Disclosure regarding mineral reserve and mineral resource estimates included herein were prepared in accordance with Regulation 43-101 respecting Standards of Disclosure for Mineral Projects (“NI 43-101”) and applicable mining terms are as defined in accordance with the CIM Definition Standards on Mineral Resources and Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council (the “CIM Definition Standards”), as required by NI 43-101. Unless otherwise indicated, all mineral reserve and resource information incorporated by reference into this Prospectus have been prepared in accordance with the CIM Definition Standards, as required by NI 43-101.
NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs from the disclosure requirements of the SEC applicable to United States companies. Accordingly, mineral resource and reserve information contained herein may not be comparable to similar information made public by United States companies reporting pursuant to SEC reporting and disclosure requirements.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. The following documents which have been filed by the Corporation with securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference into, and form an integral part of the Prospectus:
a.
the amended material change report dated February 3, 2025, in respect of an equity investment made by Canada Growth Fund  Inc. and the Government of Québec, via its agent Investissement Québec, in the Corporation for an aggregate amount of US$50 million, filed on SEDAR+ on February 3, 2025;

b.
the management discussion and analysis of the Corporation for the year ended December 31, 2024 (the “Annual MD&A”), filed on SEDAR+ on March 31, 2025;

c.
the consolidated audited annual financial statements of the Corporation as at and for the years ended December 31, 2024 and 2023, together with the notes thereto and the report of independent registered public accounting firm thereon (the “Annual Financial Statements”), filed on SEDAR+ on March 31, 2025;

d.
the annual information form of the Corporation dated March 31, 2025, for the fiscal year ended December 31, 2024 (the “AIF”), filed on SEDAR+ on March 31, 2025;

e.
the material change report dated April 3, 2025, in respect of the issue of the 2025 Updated Feasibility Study, filed on SEDAR+ on April 3, 2025;

f.
the Management Information Circular dated May 14, 2025, prepared in connection with the annual and special meeting of shareholders of the Corporation held on June 17, 2025, filed on SEDAR+ on May 15, 2025;

g.
the material change report dated November 10, 2025, in respect of multiple commercial agreements and project execution strategy update, the English version of which was filed on SEDAR+ on November 10, 2025 and French version of which was filed on SEDAR+ on November 14, 2025 (the “Project Execution Strategy Update”);

h.
the Condensed Consolidated Interim Unaudited Financial Statements for the three and nine-month periods ended September 30, 2025 and September 30, 2024, together with the notes thereto (the “Interim Financial Statements” and, together with the Annual Financial Statements, the “Financial Statements”), filed on SEDAR+ on November 12, 2025;

i.
the Management’s Discussion and Analysis of the Corporation for the nine-month period ended September 30, 2025 (the “Interim MD&A” and, together with the Annual MD&A, the “MD&A”), filed on SEDAR+ on November 12, 2025; and

j.
the material change report dated November 19, 2025, in respect of the issue of the 2025 Matawinie Mine Feasibility Study, filed on SEDAR+ on November 19, 2025.

Copies of the documents incorporated herein by reference are available electronically on SEDAR+ at www.sedarplus.ca under the Corporation’s issuer profile, and may also be obtained on request without charge from the Vice-President, Legal Affairs and Corporate Secretary of the Corporation at 481 Brassard Street, Saint-Michel-des-Saints, Québec J0K 3B0, phone: 1-450-757-8905. Documents filed with, or furnished to, the SEC are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov. The Corporation’s filings through SEDAR+ and EDGAR are not incorporated by reference in this Prospectus except as specifically set forth herein.
Any AIF, annual or interim financial statements and related MD&As, material change report (other than a confidential material change report), business acquisition report, information circular or any other disclosure documents required to be incorporated by reference herein under Regulation 44-101 respecting Short Form Prospectus Distributions filed by the Corporation with any securities commission or similar regulatory authority in Canada subsequent to the date of this Prospectus and prior to the termination of any particular offering of Securities under this Prospectus and the relevant Prospectus Supplement shall be deemed to be incorporated by reference into this Prospectus, as well as any other document so filed by the Corporation which expressly states it to be incorporated by reference into this Prospectus. In addition, to the extent any such document is included in any report on Form 6-K furnished to the SEC or in any report on Form 40-F filed with the SEC, such document shall be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 (of which this Prospectus forms a part (in the case of any report on Form 6-K, if and to the extent expressly set forth in such report). In addition, the Corporation may incorporate by reference into the registration statement on Form F-10 of which this Prospectus forms a part, information from documents that the Corporation files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), to the extent that such documents expressly so state. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Corporation and readers should review all information contained in this Prospectus, the applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.

Any statement contained in the Prospectus or in a document (or part thereof) incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of the Prospectus, to the extent that a statement contained in the Prospectus or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in the Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of the Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of the Prospectus; rather, only such statement as so modified or superseded shall be considered to constitute part of the Prospectus.
Upon a new AIF and corresponding annual financial statements and related MD&As being filed by the Corporation with securities commissions or similar regulatory authorities in Canada during the currency of this Prospectus, the previous AIF and corresponding annual financial statements and related MD&As, all interim financial statements and MD&As, and all material change reports filed prior to the commencement of the then current financial year will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.
Upon each new filing of interim financial statements and related MD&As filed with securities commissions or similar regulatory authorities in Canada during the currency of this Prospectus, the previous interim financial statements and MD&As filed prior to the commencement of the then current interim period will be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.
A Prospectus Supplement or Prospectus Supplements containing the specific terms for an issue of Securities will be delivered to purchasers of the Securities together with this Prospectus to the extent required by applicable securities laws and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement but only for the purposes of the Securities issued thereunder.
In addition, certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any “template version” of “marketing materials” (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Corporation after the date of the Prospectus Supplement for the distribution and before termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.
The Corporation has not provided or otherwise authorized any other person to provide investors with information other than as contained or incorporated by reference in this Prospectus or any Prospectus Supplement. If an investor is provided with different or inconsistent information, such investor should not rely on it.
AVAILABLE INFORMATION
In addition to the continuous disclosure obligations under the securities laws of the provinces of Canada, the Corporation is subject to the informational requirements of the Exchange Act and in accordance therewith file reports and other information with the SEC. Under the MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. Some of the documents that we file with or furnish to the SEC are electronically available from EDGAR and may be accessed at www.sec.gov.
The Corporation is concurrently filing with the SEC a registration statement on Form F-10 (“Registration Statement”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), with respect to the Securities. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Corporation and the Securities offered in this Prospectus, reference is made to the Registration Statement and to the schedules and exhibits filed therewith. Statements contained in this Prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. You may refer to the Registration Statement and the exhibits to the registration statement for further information with respect to the Corporation and the Securities.
THE CORPORATION
Name and Incorporation
The Corporation was formed on December 31, 2012 pursuant to the Canada Business Corporations Act (“CBCA”) under the name “Nouveau Monde Mining Enterprises Inc. / Entreprises Minières du Nouveau Monde Inc.” as a result of the amalgamation of “Tucson Acquisition Corporation”, a capital pool company, and “New World Mining Enterprises Inc. / Entreprises Minières du Nouveau Monde Inc.”, a private company located in Gatineau, Québec. On February 6, 2017, the Corporation filed articles of amendment in order to change its name to “Nouveau Monde Graphite Inc.”. On March 24, 2021, the Corporation filed articles of amendment in order to implement a consolidation (reverse stock split) of its outstanding Common Shares on the basis of one new Common Share for every ten currently outstanding Common Shares.
The Corporation’s head and registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec, J0K 3B0.
Intercorporate Relationships
As of the date of this Prospectus, the Corporation has four subsidiaries (equity ownership indicated in brackets below) namely:
(a)
Nouveau Monde District Inc., incorporated on May 25, 2017 under the CBCA (100%); this subsidiary holds properties in Saint-Michel-des-Saints (Québec) and is expected to continue purchasing other properties if need be;

(b)
Nouveau Monde Europe Limited, incorporated on October 12, 2020 under the Companies Act 2006 (United Kingdom) (100%);

(c)
NMG Matawinie Inc., incorporated on June 20, 2025 under the CBCA (100%) (“NMG Matawinie”); and

(d)
NMG Bécancour Inc., incorporated on June 20, 2025 under the CBCA (100%) (“NMG Bécancour”).

The following chart illustrates the aforementioned intercorporate relationships between the Corporation and its material subsidiaries as at the date of this Prospectus:
General Business Activities
Prospective investors should read the more detailed information regarding the description of the business of the Corporation contained in the AIF, the Financial Statements and the documents incorporated by reference herein.

The Corporation aims to become an integrated company developing responsible mining and advanced processing operations to supply the global economy with carbon-neutral graphite concentrate and anode material to power electric vehicles (“EV”) and energy storage systems. The base case of the 2025 Matawinie Mine Feasibility Study is a diesel operation, with the opportunity to develop a zero-emission fleet aiming for a gradual transition with the objective of having both mining and concentration operations become fully electric once the equipment reaches viable technical and economic parameters. While this transition is expected to be implemented during the first consecutive five-year period following the start date of commercial operations at the Matawinie Mine, it is not expected to be completed before the end of that period.
The Corporation is developing an integrated ore-to-processed-graphite value chain to serve tomorrow’s industries in energy, defense, technology, and manufacturing in Québec, Canada. With recognized ESG standards and structuring partnerships, the Corporation is set to become a strategic supplier to the world’s leading lithium-ion battery and EV manufacturers, providing advanced materials (sources: Bloomberg Finance L.P., CDP and Benchmark Mineral Intelligence).
The Corporation is carrying out a phased-development plan for its Matawinie Mine and its Battery Material Plants (respectively, with the applicable demonstration plants, the “Matawinie Mine Project” and “Battery Material Plants Project”) to derisk its projects and advance towards FID in view of commercial operations. As of the date of this Prospectus, the Corporation intends to prioritize, as an initial milestone for the Battery Material Plants, the development of the 13 ktpy Battery Material Plant. To support growth and customers’ demand beyond its Phase 2, the Corporation is planning the development of the Uatnan Mining Project targeted as the Corporation’s Phase-3 expansion.
Projects Overview
Overview — Matawinie Mine Project
To support the development of the commercial operations of the Matawinie Mine Project (“Phase-2 Matawinie Mine”), the Corporation has optimized its processes, product, and operational practices using its Phase-1 demonstration plant. The Corporation is advancing detailed engineering, construction planning, and procurement activities, as well as the project financing structure with the various financial stakeholders engaged in the project to reach a final investment decision (“FID”) and launch construction of the Phase-2 Matawinie Mine.
The Corporation mandated the Authors of the 2025 Matawinie Mine Feasibility Study to carry out the 2025 Matawinie Mine Feasibility Study covering only the Phase-2 Matawinie Mine Project. Parameters of the previous 2022 feasibility study (the “2022 Feasibility Study”) were initially revised in an updated feasibility study (the “2025 Updated Feasibility Study”) covering the Phase-2 Matawinie Mine and Bécancour Battery Material Plant to reflect the advancement in engineering and project design and updated financial parameters. The 2025 Updated Feasibility Study has undergone a further revision to carve out the Bécancour Battery Material Plant project, following the project execution strategy update disclosed by the Corporation on October 31, 2025, see “Project Execution Strategy Update” incorporated by reference herein. Readers are cautioned that they should rely solely on the 2025 Matawinie Mine Feasibility Study. The 2022 Feasibility Study and the 2025 Updated Feasibility Study should not be relied upon.
The Corporation currently has commercial arrangements potentially covering almost 100% of the future flake graphite volumes of the Matawinie Mine, see “Recent Development” in this Prospectus and “Project Execution Strategy Update” incorporated by reference herein.
The Matawinie Mine Project is now advancing toward FID. A positive FID is dependent on the financing structure in light of the 2025 Matawinie Mine Feasibility Study, updated financial model, the conclusions of the due diligence processes and negotiations with the various financial stakeholders, including definitive offtake and project-related agreements with customers.

Phase 1 — Matawinie Mine Demonstration Plant
Concentrator Demonstration Plant	In operation to support product sampling and qualification to customers’ specifications.
Phase 2 — Matawinie Mine
Mining decree obtained.
Some groundworks completed, in preparation for launch of construction upon a positive FID.
Completion and issuance of the 2025 Matawinie Mine Feasibility Study reflecting advancement in engineering, technological development, project optimizations, and the economics model.
Detailed engineering, construction planning, and procurement strategy advancing in parallel to project financing.

Overview — Battery Material Plants Project
The Corporation is currently assessing the commercial and technical feasibility of a phase-2 battery anode facility to initially fulfill its committed volumes upon reaching either a combined FID with the Matawinie Mine or a sequenced FID. The Corporation completed a conceptual design and Class 5 estimate (the “13 ktpy Battery Material Plant Estimate”) as per the American Association of Cost Engineers (AACE) Recommended Practice 47R-11 (Cost Estimate Classification System — As Applied in Engineering, Procurement, and Construction for the Mining and Mineral Processing Industries) (“AACE”) for the development of a phase-2 battery anode facility with an annual average capacity of approximately 13,000 tonnes per year (“tpy”) of high-capacity active anode material (the “13 ktpy Battery Material Plant”) to initially fulfill its committed volumes under the Panasonic Energy Agreement. The 13ktpy Battery Material Plant Estimate has an accuracy of -30%/+50% based on costs of Q3 2025. CAD values were converted to USD at 1.40.
The Corporation is also assessing the commercial and technical feasibility for the construction, at a later stage, of a phase-2 battery anode facility with annual average capacity of approximately 44,000 tpy of high-capacity active anode material (“Bécancour Battery Material Plant” and collectively with the 13 ktpy Battery Material Plant, the “Battery Material Plants”). The Corporation completed a conceptual design and AACE Class 3 estimate (the “Bécancour Battery Material Plant Estimate” and collectively with the 13 ktpy Battery Material Plant Estimate, the “AACE Project Cost Estimates”). The AACE Project Cost Estimates are technical studies relating to the design, construction, and operation of the Battery Material Plants and are preliminary in nature. There can be no assurance that actual results will be consistent with the AACE Project Cost Estimates disclosed in this Prospectus, see “Forward-Looking Statements” and “Risk Factors — AACE Project Cost Estimates” in this Prospectus.
To enable the development of the initial 13 ktpy Battery Material Plant, the Corporation will need to secure an existing site and building to house the facility. While the Corporation is currently seeking such a site and building, there is no assurance that it will be able to secure a suitable site and building in the future on commercially reasonable terms, or at all. Failure to do so could materially impact the timing and feasibility of the 13 ktpy Battery Material Plant project and its associated economic benefits.
The Corporation continues to optimize its processes, products, and operational practices to align with the technical requirements of the Panasonic Energy Agreement and other potential customers, using its Phase-1 demonstration plants and third-party facilities; and refine the environmental performance and operational parameters of its chemical purification technology.
The Corporation’s next steps are to: (i) advance detailed engineering by completing Class 3 AACE estimates and finalizing engineering packages to de-risk the 13 ktpy Battery Material Plant project and prepare for the procurement and construction phases; (ii) secure key procurement contracts prior to reaching FID for the 13 ktpy Battery Material Plant; (iii) obtain all necessary regulatory approvals, permits, and authorizations to commence construction and ensure compliance for operational readiness of the 13 ktpy Battery Material Plant; and (iv) secure the site and building to house the 13 ktpy Battery Material Plant. Upon obtaining FID, construction is expected to commence and take approximately twenty-four (24) months, followed by a twelve (12) month ramp-up period, with the objective of reaching full nameplate capacity within approximately thirty-six (36) months following FID. In addition to the completion of the foregoing milestones, the timing of the FID is dependent on the financing structure in light of the Class 3 AACE estimates on the 13 ktpy Battery Material Plant, updated financial model, the conclusions of the due diligence processes and negotiations with the various financial stakeholders.
The Corporation has entered into the Panasonic Energy Agreement with the objective of advancing the production of 13,000 tpy of high-capacity active anode material. The Panasonic Energy Agreement sets out conditions precedent that are customary for agreements of this nature. There is no assurance that the Corporation will be able to secure additional commitments, nor that the Corporation will be able to meet the conditions precedent of the Panasonic Energy Agreement, see “Recent Development” in this Prospectus and “Project Execution Strategy Update” incorporated by reference herein.
Phase 1 — Battery Material Demonstration Plants
Shaping Demonstration Plant	In operation to support product sampling and qualification to customers’ specifications. Ongoing testing is also being conducted at third-party facilities.
Purification Demonstration Plant	Completing the decommissioning. Testing of chemical purification continued at third-party facilities.
Coating Demonstration Plant	In operation to support product sampling and qualification to customers’ specifications. Ongoing testing is also being conducted at third-party facilities.
Projects Timeline
With the issuance of the 2025 Matawinie Mine Feasibility Study, the Corporation is now preparing for either a combined FID encompassing the Matawinie Mine and the 13 ktpy Battery Material Plant or for a sequenced FID starting with the Matawinie Mine and followed by the 13 ktpy Battery Material Plant, subject to their respective technical, commercial and financing parameters. Since the launch of project financing efforts, the Corporation has received cumulative expressions of interest from potential lenders, customers and institutional equity investors of approximately $1.6 billion for its project financing. The Corporation is also exploring various financing and commercial scenarios to lessen risk exposure in light of current geopolitical conditions, including the possibility of sequencing financing stages.
The Corporation is set to present to said financial partners the results of the 2025 Matawinie Mine Feasibility Study and AACE Project Cost Estimates, on-going due diligence exercises, and information on the project execution strategy and risk management, with a view to formalize their participation in the project financing.
In the project financing, the Corporation is assisted by Société Générale as the debt advisor and BMO Capital Markets as the strategic equity advisor.
Although the Corporation believes that FID will occur, no assurance can be given that those expressions of interest will be converted into a positive FID.
Description of the Matawinie Mine Project
The Matawinie Mine Project
The following description of the Matawinie Property was summarized from the technical report entitled “NI 43-101 Technical Report: 2025 Feasibility Study for the Matawinie Graphite Mine, Saint-Michel-des-Saints, Québec, Canada” dated November 12, 2025 (the “2025 Matawinie Mine Feasibility Study”), that was prepared by the Authors of the 2025 Matawinie Mine Feasibility Study (as defined herein), each of whom is a

“qualified person” and “independent” of the Corporation, as at the issuance date of the 2025 Matawinie Mine Feasibility Study, within the meaning of NI 43-101 and is qualified in its entirety with reference to the full text of the 2025 Matawinie Mine Feasibility Study. The summary is subject to all the assumptions, conditions and qualifications set forth in the 2025 Matawinie Mine Feasibility Study. The 2025 Matawinie Mine Feasibility Study was prepared in accordance with NI 43-101 and for additional technical details, please see the complete text of the 2025 Matawinie Mine Feasibility Study which was filed with the applicable regulatory authorities and was posted under the Corporation’s profile on SEDAR+ at www.sedarplus.ca on November 13, 2025 and on EDGAR at www.sec.gov on November 18, 2025. Defined terms and abbreviations used in this section and not otherwise defined in this Prospectus have the meanings attributed to them in the 2025 Matawinie Mine Feasibility Study. In this section, the number identifying each table and figure, if any, referred to the number identifying each of these tables and figures in the 2025 Matawinie Mine Feasibility Study.
All statements contained in these sections are based on expectations, estimates and projections as of the date of the 2025 Matawinie Mine Feasibility Study. The estimates and projections of future production for the Matawinie Mine Project are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions are based on existing plans and other assumptions which change from time to time, including mineral reserve and mineral resource estimates; the availability, accessibility, sufficiency and quality of graphite; the Corporation’s costs of production; the Corporation’s ability to sustain and increase production levels; the sufficiency of the Corporation’s infrastructure; the performance of the Corporation’s workforce and equipment; the Corporation’s ability to maintain and obtain mining interests and permits; and the Corporation’s compliance with existing and future laws and regulations; actual graphite mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and seismic activity; and unexpected labor shortages, strikes, local community opposition or blockades. Accordingly, these estimates and assumptions may prove to be incorrect as of the date of this Prospectus and readers should not place undue reliance on such information. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.
Readers are cautioned that the information provided in this section is provided as of the effective date of the 2025 Matawinie Mine Feasibility Study, being November 12, 2025.
In this report, all currency amounts are in U.S. Dollars (“USD” or “$”) unless otherwise stated. Reference to the “Corporation” in the section includes the Corporation and its wholly owned subsidiaries.
Project Description, Location, and Access
The Mining Property or the “Tony Block” currently consists of 159 contiguous Exclusive Exploration Rights (“EER”) totalling 8,266.42 ha. Exploration work on the Mining Property uncovered significant crystalline flake graphite mineralization. After successfully identifying Mineral Reserves on its Mining Property, the Corporation has advanced its mining project (for the purpose of this section, the “Matawinie Mine” or “Matawinie Project”) at the development stage with ongoing detailed engineering and preparatory construction work targeting the Mining Property’s mineralized West Zone. The Mining Property EER are wholly owned (100%) by the Corporation.
The centre of the Tony Block is located approximately 6 km to the southwest of the community of SMDS in the National Topographic System (“NTS”) map sheets 31J/09 and 31I/12. Most of the Tony Block lies within the municipality of SMDS (“Municipality”), Lanaudière Administrative Region, Province of Québec, Canada. The centre of the Tony Block is positioned approximately 120 km as the crow flies north of Montréal, at latitude 46.63° and longitude -73.96° using the WGS 1984 geographic coordinate system and Easting: 579570, Northing: 5164630 using the UTM, NAD83 Zone 18 projected coordinate system.
The current mine lease proposal, covering an irregular area of 197.81 ha, received a preliminary approval from the Ministère des Ressources naturelles et des Forêts (“MRNF”) on July 5, 2024. In addition, an industrial land lease (lease # 394-18-914) covering an area of 20.2 ha, needed for the placement of the concentrator and related infrastructure, as well as a mine tailings land lease (lease # 278-17-914) covering 238.5 ha, has been obtained from the MRNF. These three land leases cover a sufficient area for all infrastructure needed for the Corporation’s mining project.
The Mining Property’s main mineralized zones are located on public crown land, on the ancestral territory of the Atikamekw First Nation of Manawan. The Matawinie Mine’s footprint, including related infrastructure, has no accessibility restrictions known to the Corporation.
None of the infrastructure of the proposed Matawinie Mine is located on private or leased land other than those belonging to NMG or one of its subsidiaries, except for a portion of the main access road for which an agreement was entered into with the landowner in connection with the establishment of a right-of-way in favour of NMG.
The Matawinie Property, which includes the Mining Property, is currently subject to a 2.0% net smelter return (“NSR”) in favour of Pallinghurst Graphite International Limited (“Pallinghurst Graphite”). The royalty agreement contains provision detailing the formula to calculate the 2.0% NSR for the various products, whether derived directly from the minerals mined at the Matawinie Mine or further transformed. In addition, the Corporation has entered into a collaborative agreement with the Municipality, as well as an Impact and Benefit Agreement (“IBA”), with the Atikamekw First Nation of Manawan covering the development and operation of the Matawinie Mine. Economic costs related to the agreements mentioned above are integrated in the Project’s cost estimate.
All governmental permits as well as all authorizations from the Municipality pertaining to exploration, geotechnical and hydrogeological exploration and characterization work to date have been obtained.
The ministerial decree authorizing the Matawinie Mine Project (Decree #47-2021) was granted by the Ministère de l’Environnement et de la Lutte contre les changements climatiques (MELCC, currently MELCCFP) on January 20, 2021. The Decree covers a commercial production level of 100,000 tpy of graphite concentrate, which will be used for the Corporation’s commercial strategy, catering to the energy, manufacturing, technology, defense and other speciality markets. Note that a Decree amendment was filled in order to increase the permitted 100,000 tpy to 106,000 tpy of graphite concentrate production. This request is currently being processed by the MELCCFP. There are no liabilities (whether contingent or otherwise) in connection with any environmental activity relating to or affecting the Corporation, its subsidiaries or their properties, assets or operations, and there are no liabilities (whether contingent or otherwise) relating to the restoration or rehabilitation of land, water or any other part of the environment, in each case, which would have a material adverse effect on the Mining Property.
For more details regarding the project description, location, and access, refer to chapters 4 and 5 of the 2025 Matawinie Mine Feasibility Study.
Geological Setting and Mineralization
The Mining Property lies in the southwestern portion of the Grenville geological province, and more specifically in the Morin Terrane. The area is host to a variety of rock types, mainly composed of deformed metamorphosed sediments, including paragneiss and calc-silicates. Granitic and pegmatitic intrusions are also present and are observed locally on the Mining Property. The graphite mineralization identified in the Tony Block is hosted in quartzo-feldspathic paragneiss horizons and appears as disseminated graphite flakes.
For more details regarding the geological setting, mineralization, and deposit types, refer to chapters 6 to 8 of the 2025 Matawinie Mine Feasibility Study.
Exploration
Exploration work on the Mining Property was initiated in late 2013, when a detailed airborne geophysical survey was performed in the area. The 2013 survey was executed following positive results from a regional survey by 3457265 Canada Inc., pursuant to the instructions provided by the Corporation’s technical staff, covering over 2,100 km2.
The Corporation’s field exploration programs on the Tony Block focused on graphite exploration consisting of:
•
Airborne Time Domain Electromagnetic (“TDEM”) surveys (2013 and 2015);

•
Ground prospecting of conductive targets identified by the airborne surveys (2014 – 2015);

•
Ground geophysical surveying using a portable TDEM system (2014 – 2019);

•
Trenching and channel sampling of the main conductors (2014 – 2016);

•
Drilling of the main mineralized zones (2015 –  2021);

•
Metallurgical testing of surface and drill core samples (ongoing since 2015).

From 2014 to 2019, ground PhiSpy TDEM surveys totalling 183 line-km using 100 m line spacing in the targeted areas and 25 m line spacing over the more promising South-East, South-West and West zones, was performed. The PhiSpy survey results provided a detailed outline of the conductive areas and thus possible mineralized zones, which were used as a basis for planning the trenching and drilling programs.
Trenching on the Tony Block from 2014 to 2016 confirmed the extent of the graphite mineralization on the Property. The trenching work targeted wide conductors on each of the main conductive zones outlined by the 2015 – 2016 ground PhiSpy surveys. A total of 511 channel samples were collected from the Tony Block. The results from trenches TO-14/16-TR-03, TO-16-TR-10 and TO-16-TR-11 (207 samples) were used in the Mineral Resource Estimate for the West Zone deposit (“West Zone”).
For more details regarding the exploration, refer to Chapter 9 of the 2025 Matawinie Mine Feasibility Study.
Drilling
Exploration drilling on the Mining Property targeted wide conductors on each of the main conductive areas outlined by the 2014 to 2019 ground PhiSpy surveys. A total of 196 sampled exploration and delineation holes were drilled in the Tony Block totalling 33,016.70 m. This includes 149 sampled drill holes totalling 26,203.74 m used for the Mineral Resource Estimate of the West Zone deposit. The exploration drill holes mentioned above do not include two cored holes drilled for the pit slope geotechnical studies and 89 vertical cored holes used for other purposes such as overburden thickness surveys, environmental monitoring, and hydrogeological modelling in the West Zone deposit area. In 2022, a sampling campaign targeting mostly mineralized intervals from previously unsampled drill holes in the West Zone generated 597 samples. Results were received in 2023 but have yet to be included in a Mineral Resource Estimate. A preliminary assessment of the 2023 core sample results does not suggest any significant changes from either the current geological model or the Mineral Resource Estimate. Mineralization was intercepted 476 times by drilling and surface trench channels in the West Zone resulting in the interpretation of a mineralized envelope of about 100 m to 150 m thick from which 23 graphitic horizons, or volumes (17 groups of mineralized intervals), were interpreted. These horizons can be followed, sometimes sporadically, over a strike length of 3 km. An additional feature of the West Zone is that some of the horizons separate and coalesce to form wider mineralized volumes. The longest intersection along drill core returned a graphite content of 4.76% Graphitic Carbon (“C(g)”) over 109.9 m although this intersection is considered as being down-dip. Mineralization is open to the North, to the south and at depths greater than 200 m from surface.
The drilling in the South-East Zone of the South deposit consisted of nine holes for a total of 1,551.99 m drilled. Mineralization was intercepted 13 times by drilling resulting in the interpretation that the South-East Zone is composed of two main mineralized horizons (S1 and S2). The highlight of the South-East Zone is the large width of the mineralized horizons. From section S2600 to section S2900 (300 m length), the mineralized horizon ranges from 117 m to 160 m true width, with grades varying from 3.19% to 3.62% C(g).
The drilling in the South-West Zone of the South deposit consisted of 22 holes for a total of 2,616.6 m drilled. Mineralization was intercepted 57 times by drilling resulting in the interpretation that the South-West Zone is composed of two main mineralized horizons (S1 and S2). The highlight of South-West Zone is a first graphitic horizon (S1) about 30 m thick, followed by a mostly barren interval between 25 m and 63 m thick, and finally, a second graphitic horizon (S2) around 40 m to 50 m thick, with both graphitic horizons varying from 2.79% to 5.29% C(g).
A total of 16 other exploration holes totalling 2,644.37 m was drilled in other mineralized zones on the Mining Property. Although most of these holes intercepted graphite mineralization, the potential for the presence of an economic deposit was lower than that for the West, South-East and South-West zones, due to thinner mineralized intercepts and/or lower graphite grades.
Drill core quality control and quality assurance (“QA/QC”) samples, consisting of blanks, duplicates and graphite standards, were included in the drill core sample stream. Out of the 12,397 drill core samples from the Tony Block sent for C(g) analysis, 1,289 were sent as quality control samples, including 907 QA/QC samples from the 9,181 West Zone core samples used for the Mineral Resource Estimate. Quality control sample results retuned within acceptable limits. No bias was introduced in the sampling procedures.
For more details regarding the drilling, refer to chapters 10 and 11 of the 2025 Matawinie Mine Feasibility Study.
Mineral Processing and Metallurgical Testing
Between 2013 and 2025, multiple metallurgical process development and optimization programs have been carried out on samples from the Matawinie graphite mineralization zones. The initial programs focused on the development of a flowsheet that maximizes concentrate grade and recovery, while minimizing flake degradation. The flowsheet that was developed for the PEA was optimized and validated during the Pre-feasibility Study (“PFS”) and the 2018 Feasibility Study, as well as 2022 Feasibility Study and the 2025 Updated Feasibility Study. All components incorporated in the Matawinie Mine process are mature technologies that have been demonstrated in many concentrators over the past several decades. The proposed flowsheet and conditions proved robust to produce a concentrate grade of 97.5% C(t) at a total carbon recovery of 93%. The graphite tailings are subjected to a desulphurization stage that separates most sulphides from the balance of the flotation tailings to produce two separate tailings products, namely one high-sulphur low-mass and one low-sulphur high-mass.
The Corporation constructed a flotation demonstration plant in 2018 to further de-risk the process and to produce larger quantities of flotation concentrate for customer evaluation and downstream value-add process development. Some of the unit process operations that were optimized in the demonstration plant to de-risk the process included the specific flotation technology for the commercial plant (tank cells and flash flotation), the cleaner circuit grinding equipment (polishing and stirred media mills), and the configuration of the desulphurization circuit.
Multiple programs were completed with equipment vendors and independent laboratories since 2017 to support equipment selection during detailed engineering. These programs included a validation program for the comminution circuit, solid-liquid separation programs for tailings and concentrate streams, drying tests, and wet classification of intermediate concentrates. Further, supplemental tests were carried out to assist in the design of product handling system.
For more details regarding mineral processing and metallurgical testing, refer to chapter 13 of the 2025 Matawinie Mine Feasibility Study
Mineral Resource Estimates
The block model used to generate the current resource of the West Zone for the 2025 Matawinie Mine Feasibility Study has an effective date of November 12, 2025, and it has not changed since the 2022 feasibility study (Allaire et al., 2022). This resource is based on a total of 173 core drill holes which produced 8,274 samples as well as 207 samples collected from channelling work in three trenches. This does not include the quality control samples, all of which returned within acceptable limits. In all, 23 mineralized volumes (17 groups of mineralized intervals) encased in paragneiss units were interpreted and modelled from this data.
The current resource block model for the West Zone deposit was prepared by Yann Camus, P.Eng., of SGS Geological Services located in Blainville, Québec, Canada, using the Genesis© mining software. Interpolation was performed using inverse square distance (ID2) as well as different search ellipsoids that were adapted to the geology of the deposit. The block model was then processed by GEOVIA’s Whittle software to provide an optimized pit. The optimized pit containing the Current Resource was limited to the Tony Block Property boundary to the South of the West Zone Deposit at the effective date of the Resource Estimate (November 12, 2025). The Mineral Resources of the West Zone, or the Matawinie Mine, are presented in Table below.

Table: Pit-constrained Mineral Resource Estimate for the West Zone
Mineral Resource Category(1)(2)	Current Resources (November 12, 2025)(5)(6)(7)
	Tonnage (Mt)	C(g) Grade (%)(3)	Contained Graphite (Mt)
Measured	28.5	4.28	1.22
Indicated	101.8	4.26	4.33
Measured + Indicated	130.3	4.26	5.55
Inferred(4)	23.0	4.28	0.98

Notes:
(1)
The Mineral Resources provided in this table were estimated by Yann Camus P.Eng., Qualified Person of SGS Geological Services, using current Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves, Definitions and Guidelines.

(2)
Mineral Resources that are not Mineral Reserves have not demonstrated economic viability. Additional trenching and/or drilling will be required to convert Inferred and Indicated Mineral Resources to Measured Mineral Resources. There is no certainty that any part of a Mineral Resource will ever be converted into Reserves.

(3)
All analyses used for the Resource Estimates were performed by ALS Minerals Laboratories and delivered as % C(g), internal analytical code C-IR18.

(4)
Inferred Mineral Resources represent material that is considered too speculative to be included in economic evaluations. Additional trenching and/or drilling will be required to convert Inferred Mineral Resources to Indicated or Measured Mineral Resources. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher Resource category.

(5)
Current Resources effective November 12, 2025.

(6)
Mineral Resources are stated at a cut-off grade of 1.78% C(g).

(7)
Quality control standards used for these Mineral Resources returned within acceptable limits, no significant bias was found.

For more details regarding the mineral resources, refer to chapters 12 and 14 of the 2025 Matawinie Mine Feasibility Study.
Mineral Reserve Estimate
The Matawinie Mine will be mined using conventional open pit mining methods consisting of drilling, blasting, loading, and hauling. Ore will be hauled to the primary crusher and waste rock and tailings will be placed in a co-disposal facility (“CDF”). The CDF will initially be located at the surface and as of Year 7, tailings and waste rock will be placed inside the mined out open pit.
The Mineral Reserves for the Matawinie Mine were prepared by Jeffrey Cassoff, P.Eng., Principal Mining Engineer with BBA; a Qualified Person as this term is defined under NI 43-101.
The Mineral Reserves have been estimated based on a graphite concentrate selling price of $1,334/t and a 25-year LOM plan.
Development of the LOM plan included pit optimization, pit design, mine scheduling and the application of modifying factors to the Measured and Indicated Mineral Resources. The reference point for the Mineral Reserves is the feed to the primary crusher. The tonnages and grades reported are inclusive of mining dilution, geological losses, and operational mining losses.
The pit optimization analysis was validated in January 2025 with updated operating costs and selling prices to ensure that the cut-off grade is still valid and that the proposed mine life and economic returns are comparable with the 2022 feasibility study (Allaire et al., 2022).
Table below presents the Mineral Reserves that have been estimated for the Matawinie Mine, which include 17. Mt of Proven Mineral Reserves at an average grade of 4.16% C(g) and 44.3 Mt of Probable Mineral Reserves at an average grade of 4.26% C(g) for a total of 61.7 Mt of Proven and Probable Mineral Reserves at an average grade of 4.23% C(g). To access these Mineral Reserves, 15.5 Mt of overburden and 56.2 Mt of waste rock must be mined, resulting in a strip ratio of 1.16:1.

Table: Matawinie Mine Mineral Reserves
Category	Tonnes (Mt)	C(g) Grade (%)	Contained Graphite (Mt)
Proven	17.3	4.16	0.7
Probable	44.3	4.26	1.9
Proven & Probable	61.7	4.23	2.6

Notes:
(1)
The Qualified Person for the Mineral Reserve Estimate is Jeffrey Cassoff, P.Eng., of BBA Inc.

(2)
The effective date of the estimate is November 12, 2025.

(3)
Mineral Reserves were estimated using a graphite concentrate selling price of $1,334/t, and consider a 2% royalty, and selling costs of $34.23/t. An average grade of 97% C(t) was considered for the graphite concentrate.

(4)
A metallurgical recovery of 93% was used.

(5)
A cut-off grade of 2.20% C(g) was used.

(6)
The strip ratio for the open pit is 1.16 to 1.

(7)
The Mineral Reserves are inclusive of mining dilution and ore loss.

(8)
The reference point for the Mineral Reserves is the primary crusher.

(9)
Totals may not add due to rounding.

For more details regarding the mineral reserve estimates, refer to chapter 15 of the 2025 Matawinie Mine Feasibility Study
Mining Methods
Mining will be carried out with drilling and blasting on 10 m high benches and loading will be done in two 5 m flitches. The loading fleet will consist of two diesel-powered hydraulic excavators equipped with 6.0 m3 buckets and loading will be done with a fleet of 12, 60-tonne rigid frame mining trucks. A frontend wheel loader will support the excavators with loading and ore blending.
Tailings produced at the concentrator will be segregated after the desulphurization circuit into low-sulphur content of non-acid generating (“NAG”) tailings and a sulphide concentrate of potentially-acid generating (“PAG”) tailings. Both NAG and PAG will be filtered to reduce water content, loaded with a front-end wheel loader into a fleet of five, 60-tonne haul trucks, transported to the CDF facility, and co-disposed with waste rock into deposition cells on a lined platform. A fleet of CAT D8 dozers and hydraulic excavators will place and compact the tailings and waste rock on the CDF.
The mine will operate on two 8-hour shifts, 5 days per week, while the mill will operate 24 hours per day, 365 days per year. A storage dome containing crushed ore will ensure availability of ore to the mill when the mine shuts down for evenings and weekends.
The ultimate pit designed for the Project considers 20 m wide haul ramps for double-lane traffic, 13 m wide ramps for single-lane traffic for the lower benches, a maximum ramp grade of 10%, and a minimum mining width of 20 m. SRK Consulting carried out an open pit slope investigation and stability assessment in 2021 to update previous geotechnical work.
The ultimate pit is approximately 3,000 m long and 400 m wide at surface. The total surface area of the pit is roughly 82 ha. The pit contains five independent ramp systems which are required for pit phasing and the in-pit placement of waste rock and tailings. The deepest part of the pit is at the 345 m elevation, at the north end of the pit, where the total depth of the pit from surface reaches 185 m. The pit avoids a wetland on the southwest corner and at its closest point, is 110 m away from the Hydro-Québec power lines.
To maximize the net present value (“NPV”) of the Project, mining phases (pushbacks) have been designed and incorporated into the mining sequence to defer waste rock stripping and to provide a blended feed grade that is acceptable for the concentrator over the life of the Project.

The deposit will be mined from south to north to ensure adequate space is available for in-pit backfilling of waste rock and tailings once the initial CDF at surface is filled to capacity. The south end of the pit can also be accessed at lower strip ratios than at the north end. The mine plan promotes progressive reclamation to minimize affected land and impacts on biodiversity.
A mine production plan has been prepared using the Mine Plan Schedule Optimizer (“MPSO”) tool in the Hexagon MinePlan 3D software. The mine plan has been prepared quarterly for the first 2 years of production, annually for the following 11 years, and in 3-year increments thereafter. The mine plan also includes a six-month period of pre-production to prepare the pit for mining operations.
The mine plan aims to produce up to 105,900 t of concentrate per year and targets the nominal mill throughput capacity of 324 tph, resulting in a maximum mill feed of 2.551 Mtpy considering an overall mill utilization of 90%.
During the 25-year life of the mining operations, the total material mined from the open pit peaks at 6.2 Mt in Year 3 and averages 5.6 Mtpy for the first 22 years. The average diluted C(g) grade ranges from 4.00% to 4.40% for the first 22 years, and averages 4.88% in the final 3 years. The mine plan is successful at achieving the targeted concentrate production, with a low of 101,000 t in Year 12 and a peak of 105,900 t in Years 8 and 10. The nominal concentrate production is 105,882 tpy.
The Corporation has signed a Master Fleet Services Agreement (“MFSA”) with Caterpillar, who will supply the equipment using its Job Site Solutions (“JSS”) service model. With this model, the Corporation will pay for machine use on an hourly basis, which includes the machine supply and maintenance (parts and service), and a fleet management system. The Corporation will be responsible for fuel consumption, machine operator, wear parts and supply to the mine garage.
The mine workforce, which includes the tailings operations team, will peak at 78 employees when the mine is in full production.
For more details regarding the mining methods, refer to chapter 16 of the 2025 Matawinie Mine Feasibility Study.
Recovery Methods
The mineral processing facility has been designed to produce a nominal quantity of 105,882 dry tonnes of graphite concentrate per year. The design was based on the results from the metallurgical testing that has been done at the Corporation’s demonstration plant and at external laboratories. Table below summarizes the general process design basis. It is assumed that the total carbon content, referred to as C(t), should be equal to C(g), in graphite concentrate, since the processing of the ore usually eliminates sources of carbon other than graphite.
Table: General process design criteria
Parameter	Unit	Value
Nominal Ore Processing Rate	dry tpy	2,563,728
Total Carbon Ore Grade	% C(t)	4.33
Graphite Ore Grade	% C(g)	4.23
Crusher Operating Time	%	37.5
Concentrator Operating Time	%	90
Final Graphite Concentrate Grade	% C(g)	97.5
Final Graphite Concentrate Recovery	%	93
Total Nominal Graphite Production	dry tonnes per year	105,882
The concentrator is designed to produce a graphite concentrate containing 97.5% C(t) (total carbon) from an ore containing 4.33% C(t). Tailings will be processed to generate two tailings streams, NAG and PAG. Each stream will be dewatered and filtered. Table below shows the high-level mass balance.

Table: Concentrator mass balance
Stream	Solids		Total Carbon (C(t))
	tpy	tph	Grade	Recovery
Feed	2,563,728	325.2	4.33%	100.0
All Concentrates	105,882	13.4	97.5%	93.0
+50 mesh concentrate	12,705	1.6	—	—
-50 to +80 mesh concentrate	31,765	4.0	—	—
-80 to +150 mesh concentrate	29,647	3.8	—	—
-150 mesh concentrate	31,765	4.0	—	—
All Tailings	2,457,846	311.8	0.32%	7.0
NAG	—	257.6	—	—
PAG	—	54.2	—	—
Run of mine (“ROM”) is crushed using jaw crushers. The crushed ore is transported by conveyor to the covered stockpile. Crushed ore is withdrawn from the pile with apron feeders and is sent to the grinding circuit using a conveyor.
The semi-autogenous (“SAG”) mill is in closed circuit with a single deck vibrating screen. The screen oversize is returned to the SAG mill and the screen undersize is sent to the ball mill circuit.
The ball mill operates in closed circuit with a bank of cyclones. The ball mill discharge is pumped to the cyclones feed, the underflow of which returns to the ball mill while the overflow proceeds to the rougher/scavenger flotation.
The graphite liberation particle size in the cyclones overflow corresponds to a P80 of 0.212 mm for nominal case and 0.150 mm for design case.
The rougher/scavenger flotation circuit consists of four mechanical tank cells and aims to recover the majority of all liberated graphite.
Upgrading of the rougher/scavenger graphite concentrate is done in four cleaning stages that will be conducted in series. The primary cleaning phase consists of polishing mill and mechanical flotation cells; cleaner 1 concentrate goes to the cleaner 2 while its tailings are pumped to the cleaner scavenger cells for the recovery of the more challenging middlings. The cleaner 2 concentrate will be sent to the secondary cleaning, comprised of attritor milling stage before flotation stage. The attritor mill discharge will be transferred to cleaner 3; concentrate of this flotation cell goes to the 4th tank cell while its tailings are pumped to the cleaner scavenger. The tailings of cleaner 4 are returned to cleaner 3 and their concentrate will be pumped to the 3rd cleaning stage then the 4th. Those two last cleaning stages are similar to the previous one (each with an attritor milling stage) except that a flotation column is used at the end of the circuit. The concentrate of the last column (cleaner 8) is considered as final concentrate and will be pumped to the concentrate thickener.
The final graphite concentrate is thickened, filtered and dried. After drying the product is bagged in bulk or dry screened and bagged into four products: (+50 mesh/+300 μm), (-50 +80mesh/ -300 +180 μm), (-80 +150mesh/-180 +106 μm) and (-150 mesh/-106 μm).
The concentrator tailings are initially thickened for process water recovery and then pumped to the tailings desulphurization circuit. Desulphurization circuit consists of two main steps, first removal of the magnetic sulphides by the Medium Intensity Magnetic Separator (“MIMS”) and then treating the non-magnetic portion in the sulphide flotation circuit for further sulphide removal. This circuit produces NAG tailings and PAG tailings that are thickened, filtered and stockpiled before being trucked to the co-disposal site.
Reagents used for the graphite concentration process are the collector (fuel oil) and frother (methyl isobutyl carbinol “MIBC”). A collector (Xanthate) and a frother (MIBC) are used in the desulphurization circuit. A flocculant and lime will also be required.

Water recycling will be maximized as most of the process water will be recovered either from the thickeners or the BC-2 pond. Fresh water consumption is minimized and is only used when clean water is required for the reagent preparation or to compensate BC-2 pond shortages during the winter season.
The concentrator and administration personnel amounts to 66 which brings the total to 144 full-time employees working at the Matawinie Mine once in full production.
For more details regarding recovery methods, refer to chapter 17 of the 2025 Matawinie Mine Feasibility Study
Project Infrastructure
Project Infrastructure
The project infrastructure includes the 120 kV electrical power line, the main access road and site roads, industrial area buildings including the crusher, concentrator and stockpiling domes, prefabricated electrical rooms and service buildings. It also includes the tailings storage area, water management facilities with collection basins and ditches to collect surface runoff, dewatering for the open pit, pumping stations, piping and a water treatment unit.
Site services include electrical distribution and communication, site fire protection, fresh and process water supply, potable water, and sewage treatment.
Water Management Plan
The mine water management plan addresses the surface runoff and process water to be collected from the industrial areas, including the open pit, the rockfill/overburden/topsoil stockpiles and CDF, and along the mining/access roads of the Matawinie Mine site. The surface water management infrastructure (i.e., ditches, basins and pumping/treatment requirements) are sized based on the required volume of surface runoff to manage, which varies based on the catchment area of the CDF and the open pit. Hence, the water management plan is divided into two distinct phases (A and B-1) as the drainage area increases with the mine development. Water to be used in the mineral processing will be taken directly from the BC-2 pond, located in the industrial area. The remaining water will be kept in the basin for recirculation or directed to the WTP. Treated water from the WTP will be discharged into the Ruisseau à l’Eau Morte following monitoring of flow and water quality, in full compliance with applicable laws, regulations, and standards.
Co-disposal Facility
Geochemical testing carried out demonstrated that the tailings to be generated at the Matawinie Mine are PAG. Therefore, most of the tailings will be desulphurized by sulphide flotation and magnetic separation to produce a stream of NAG and a stream of PAG tailings, thereby reducing the amount of PAG tailings. After the thickening process required for process water recovery, NAG and PAG tailings will be filtered using presses prior to being hauled to the CDF. Both the NAG and PAG tailings, along with the waste rock generated by mining activities, will be placed and compacted within the CDF. According to the most recent mine plan, in-pit deposition will be carried out in the 7th year of operation. The total quantity of waste rock and tailings to be managed in the CDF, including the in-pit deposition, is 67.4 Mm3. Progressive reclamation of the CDF will also be carried out starting in Year 4 of mine operation.
For more details regarding the project infrastructure, refer to chapter 18 of the 2025 Matawinie Mine Feasibility Study.
Market Studies and Contracts
Market Studies and Final Product Pricing
This section has been written with information provided by Benchmark Mineral Intelligence (“BMI”) and other confidential market research firms. BMI is an independent credible source that compiles international graphite prices and other commercial information for various commercial size fractions and concentrate purities. Market information from contracts with customers, namely Traxys North America LLC, Panasonic Energy Co., Ltd, as well as from other commercial arrangements with an undisclosed active anode manufacturer and with the Government of Canada, are confidential; however, it was considered when pricing the graphite concentrate flakes of this section.

Flake Graphite
Flake graphite is a product that is essentially a concentrate from the Matawinie Mine. It can be commercialized without added-value processing; many established markets use such product. The LOM basket price is set at $1,334/t based on flake size distribution and purity, as presented in Table below, which represents a total volume of 105,882 tpy. BMI prices from Table below are derived from an August 2024 analysis and have remained largely unchanged since, indicating a stable pricing environment.
Table: NMG’s selling price for flake graphite products
Product	+50 Mesh	+80 Mesh	+150 Mesh	-150 Mesh
Mine Flake Size Distribution (%)	12	30	28	30
Mine Flakes Output (tpy)(1)	12,706	31,765	29,647	31,765
Price (USD)(2)	1,625	1,380	1,281	1,222

Notes:
(1)
Mine flakes output based on a nominal production rate of 105,882 tpy.

(2)
BMI — Natural Graphite Market Study — August 2024.

Project Contracts
Several important milestones have been reached in the development of the Matawinie Mine including securing an energy block for the mine and concentrator from Hydro-Québec with engineering of the electrical line underway, permits to start construction have been granted, and the access road to the Matawinie Mine site has been built. Additionally, the basic and detailed engineering advancement is currently estimated at 80% completion. Long lead items for the electrical substation (transformer and switchgear) have been awarded. The main contracts remaining to be awarded pre-FID to maintain the Matawinie Mine’s critical path are the following:
•
Long lead mineral processing equipment (mills and filter presses);

•
Construction management contract;

•
Civil construction tenders.

For more details regarding the market studies and contracts, refer to chapter 19 of the 2025 Matawinie Mine Feasibility Study.
Environmental Studies, Permitting, and Social and Community Impact
The Corporation intends to develop ESG-oriented operations at its Phase-2 Matawinie Mine through the integration of some of the industry’s latest technological innovations, best practices to reduce GHG emissions, sustainable design of infrastructure to minimize environmental impacts and proactive management of potential social impacts.
Continuous active stakeholder engagement plus an Environmental and Social Impact Assessment (“ESIA”) realized by SNC-Lavalin (2019) for the Matawinie Mine underpin sustainable development of the Matawinie Mine. Complete inventories of fauna and flora were carried out to optimize the development by reducing the Matawinie Mine’s footprint, avoiding sensitive habitats and integrating mitigation measures for vulnerable species. All impacts generated by this Project have been controlled and contained within 1 km of the mining site. Following an extensive public hearing process in 2020, the BAPE issued its report and recommendations regarding NMG’s Phase-2 Matawinie Project. The Government’s environmental assessment analysis continued at the MELCC and resulted in the adoption of a ministerial Decree that authorized the Matawinie Project on January 20, 2021, (Décret 47-2021). Following the issuance of the Decree, the Corporation must still comply with the different regulatory requirements regarding the quality of the environment, social and environmental monitoring, reporting, and permitting for different phases of construction, mining operations, and closure.

The concentrator and the CDF of tailings and waste rock will be located less than 500 m from the mine as to minimize truck cycle times and lower the Matawinie Mine’s operating costs. As specified in Condition 3 of the Decree, full-scale field-testing was constructed during the summer of 2020 reproducing the parameters of the tailings’ co-disposal design. The goal was to simulate specific parameters of the deposition plan with instruments at certain strategic locations. The results of the cell provide insight to ensure a safe design including proof design criteria into the deposition plan and the monitoring QA/QC program (Condition 4 of the Decree). Based on collected data and correlations, project pH-dependent water-quality models for full-scale mine site components are validated (Lamont and MDAG, 2020, Lamont, 2020).
Progressive reclamation activities will be carried out during the mining activities. The final reclamation cover will be placed on the co-disposal pile as soon as an area of the pile will have reached its final elevation. Reclamation will include all activities carried out during the mining operations (progressive reclamation) and at the end of mining activities covered by the closure plan.
The Corporation has planned its operation activities to respect the noise limits of the zoning category I of instruction notes 98-01, which are 45 dBA during the day and 40 dBA at night (LAr, 1 h) applicable with a voluntary acquisition program within 1-km radius of the open pit or to the closer receptor (if less than 1 km radius). The Corporation will carry out annual noise measurement campaigns during construction and operation. A permanent station in the residential sector Domaine Lagrange is installed and provides real-time noise measurements, making it possible to monitor variations in noise emissions and provide reference data.
In February 2024, the Corporation submitted a Decree modification. The requested modifications are the result of the Corporation’s exploration work, which had identified a continuity of the deposit to the south of the proposed pit in the area where Hydro-Québec held the surface rights because of the construction of a new high-voltage line. In February 2022, Hydro-Québec transferred its surface rights to the Corporation so that the graphite resources south of the pit could be mined. At the same time, the Corporation carried out geotechnical stability studies for the pit walls, which led to the optimization of the slopes for the mining operation and its securing. As a result, with the expansion of the pit to the south and a modification of the slopes, the reserves, and quantities of mine waste to be extracted were reviewed and increased accordingly, which led to a change in the mining plan. With the new mining plan, the average annual mining rate has, therefore, been slightly increased. In 2022, the Corporation published an integrated feasibility study that combined updated plans for the Matawinie Mine and Bécancour Battery Material Plant (Allaire et al., 2022). At the time of the publication of this Study, the detailed engineering of the mine’s infrastructure was already advanced and the construction of certain elements of the mine project had begun, which led to clarifications compared to the 2018 feasibility study (DRA, 2018). The effects of the activities that are part of the application for an amendment to the Decree on the valued components consider all adjustments to the mining project. To do this, atmospheric emissions, or noise environment models, were carried out with information from the up-to-date detailed engineering plans. The application to amend the Decree concerns the capacity of the Matawinie Mine with an increase in production or, a change in the process, and covers activities related to the following aspects:
•
Updating hours of operation for the transportation and handling of tailings;

•
Updating the mine plan, including the expansion of the pit to the south;

•
Graphite production from 100,000 tpy to 106,000 tpy, including industrial site adjustments;

•
The authorization to amend Condition 2 of Decree 47-2021 in accordance with the update of the mining plan;

•
The addition of a powder magazine.

As specified in Condition 3 of the Decree, full scale field testing was undertaken during the summer of 2020. The goal was to simulate specific parameters of the deposition plan for the CDF with instruments at certain strategic locations. Probes for measuring temperature, capillary pressure, water content and oxygen content have been installed, and data has been collected and analyzed since August 2020. After 3 years, the cell provided all the information required to enable the development of design criteria for the full-scale Matawinie Mine.
As per Condition 6 of the Decree, the Corporation must present the progress of work to electrify mobile mining equipment as well as an update of the schedule for carrying out this work.

The Corporation carries out the environmental monitoring activities as described in the Decree and/or as requested by the government authorities in authorizations. The final version of the territorial integration plan was sent to the MRNF and MELCCFP (Condition 13) and has been approved. A Monitoring Committee is in place and acts as a consultative body as well as a platform for environmental and social surveillance of the Corporation’s operations. Led by NMG’s Community Relations Coordinator and with planned representation of local citizens, the Atikamekw First Nation, business representatives, and local organizations, the committee will remain in place until the post-closure monitoring period of the mine.
For more details regarding the reasonably available information on environmental, permitting, and social or community factors related to the project, refer to Chapter 20 the 2025 Matawinie Mine Feasibility Study.
Capital and Operating Costs
Matawinie Mine and Concentrator Capital Cost Estimate
The Matawinie Mine is a greenfield mining and processing facility with a nominal mill feed capacity of 2,563,728 tpy of ore to produce 105,882 tpy of graphite concentrate. The estimated capital cost for the mine and concentrator plant is including direct and indirect costs. An additional of sustaining capital was allocated for the CDF and water management.
Table: Summary of capital cost estimate for the Matawinie Mine and Concentrator
Area	Description	Total ($)
0	Site Preparation	56,400,760
1	Mine	8,851,475
2	Ore Crushers & Stockpile	27,276,149
3	Processing Plant	124,873,785
4	Architectural	15,484,854
5	Mechanical	52,279,138
6	Reagents	5,681,414
7	Tailings and Water Management	31,629,142
Total Direct Costs		322,476,717
	Owner’s Costs	20,714,142
	EPCM Services	26,092,924
	GC General Conditions	16,855,328
	POV & Mechanical Acceptance	2,630,947
	Commissioning Spare Parts	0 – included in Direct Costs
	Initial Fill	613,888
	Freight	6,138,876
	Vendor Representatives	1,929,361
	Insurance and Duties	1,403,172
	Contingency	22,388,503
Total Indirect Costs		98,767,139
Total Direct + Indirect Costs		421,243,856

Note: Totals may not add up due to rounding.
Matawinie Mine and Concentrator Operating Cost Estimate
The estimated operating costs of the Matawinie Mine cover mining, tailings, processing, general administration, concentrates transportation cost and sales and marketing fees.
The sources of information used to develop the operating costs include in-house databases and outside sources particularly for materials, services and consumables.

Table: Operating costs summary for the Matawinie Mine and Concentrator Project
Description	Cost per Year ($/y)(1)	Cost ($/t concentrate)(2)	Total Costs (%)
Mining	14,391,474	136	32%
Ore Processing	19,984,518	189	45%
Tailings & Water Management	4,265,192	40	10%
General and Administration	3,161,902	30	7%
Transportation Cost(3)	2,339,573	22	5%
Sales and Marketing	177,607	2	0%
Total OPEX	44,320,267	419	100%

Notes:
(1)
Costs are presented as the annual averages at steady-state after the ramp-up period.

(2)
Costs are calculated based on a nominal production rate of 105,882 tpy

(3)
Total transport costs for the portion of concentrate sent to client designated receiving facilities are distributed across total concentrate production.

For more details regarding capital and operating costs, refer to Chapter 21 of the 2025 Matawinie Mine Feasibility Study.
Economic Analysis
An economic analysis based on the production and cost parameters of the Project was prepared and the results are shown in Table below.
Table: Economic highlights
Description	Unit	Value
Total Diluted Proven and Probable Reserve	M tonnes	61.7
Nominal Concentrate Production	tpy	105,882
Total Revenue	$M	3,308
Total Operating Costs	$M	1,097
Initial Capital Costs (excludes Working Capital)	$M	421
Sustaining Capital Costs	$M	45
Mine Rehabilitation Trust Fund Payments	$M	23
Total Pre-tax Cash Flow	$M	1,721
Total After-tax Cash Flow	$M	1,101
The financial analysis is based on the sales prices (weighted average on the life of mine) shown in Table below. Prices in USD were converted to CAD with the exchange rate of 0.7143 USD per CAD (1.40 CAD per USD) was used to convert the USD market price projections into Canadian currency.
Table: Sales prices breakdown per product
Flake Size	Price (LOM Average / in USD)	Distribution
Jumbo (+50 mesh)	1,625	12%
Coarse (-50+80 mesh)	1,380	30%
Intermediate (-80+150 mesh)	1,281	28%
Fine (-150 mesh)	1,222	30%
Matawinie Basket	1,334	100%

The financial indicators associated with the economic analysis are summarized in Table below.
Table: Economic highlights
Economic Highlights	Unit	Matawinie Mine
Pre-tax NPV (8% discount rate)	$M	379
After-tax NPV (8% discount rate)	$M	238
Pre-tax IRR	%	17.3
After-tax IRR	%	15.8
Pre-tax Payback	year	5.7
After-tax Payback	year	5.3
Nominal Annual Production	tpy	105,882 t of graphite concentrate
Life of Mine	year	25
Figures below show the sensitivity of the after-tax NPV and IRR, respectively, to variations in Capex, Opex, Sales Prices and the USD/CAD Exchange Rate. The vertical dashed lines represent the typical margin-of-error interval associated with FS-level cost estimates.
The 2025 Matawinie Mine Feasibility Study was compiled according to widely accepted industry standards. However, there is no certainty that the conclusions reached in this 2025 Matawinie Mine Feasibility Study will be realized.
Figure: Sensitivity of the Matawinie Mine NPV @ 8% (after tax):

Figure: Sensitivity of the Matawinie Mine IRR (after tax):
For more details regarding the economic analysis, refer to Chapter 22 of the 2025 Matawinie Mine Feasibility Study.
Interpretation and Conclusions
The 2025 Matawinie Mine Feasibility Study shows that the Matawinie Mine is technically feasible as well as economically viable. It supports the Corporation’s Project financing. From the FID, the Corporation’s Phase 2 Matawinie Mine could be built within an approximate 31-month schedule.
There is no certainty that the economic forecasts on which this study is based will be realized. There are a number of risks and uncertainties identifiable to any new project which usually cover the mineralization, process, financial, environment and permitting aspects. The Corporation’s Phase-2 is no different and an evaluation of the possible risks was undertaken as part of the 2025 Matawinie Mine Feasibility Study.
Following an analysis of the major risks to the Project, the study recommends a P50 management risk reserve of $21M. This reserve is not included in the capital cost estimate but is within the range of the financial sensitivity analysis of the capital cost. The top risks are 1) Construction productivity differing from baseline estimate; 2) Specialized equipment delivery times are longer than expected; and 3) Contractor bids differ from the budget.
The QPs of the 2025 Matawinie Mine Feasibility Study consider that, within their expertise, the Matawinie Mine is sufficiently robust to warrant moving to the development phase.
For more details regarding the interpretation and conclusions, refer to Chapter 25 of the 2025 Updated Feasibility Study.
Recommendations
Table below lists the most significant recommended work to further advance and optimize the Corporation’s Project.
Table: Significant recommendations cost breakdown
Recommendations	Costs ($)
Additional drilling to convert Probable Mineral Reserves to Proven Mineral Reserves in the Starter pit and Phase 1 pit	700,000

For more details regarding the recommendations, refer to Chapter 26 of the 2025 Updated Feasibility Study.
Description of the Battery Material Plants Project
Phase-1 Battery Material Demonstration Plant
Each of the Battery Material Plants is set to produce a wide range of graphite-based advanced materials through onsite shaping, purification, and coating transformation units. The Corporation is testing and operating its Phase-1 Battery Material Demonstration Plants along with tests at third-party facilities for these refining processes, thus informing the engineering of the planned Phase-2 Battery Material Plants. Shaping, purification, and coating modules at the Corporation’s Phase-1 facilities and partnering facilities produce samples of varying specifications to inform engineering of the Battery Material Plants Project, support qualification efforts, and optimize technological and operational parameters of advanced refining processes.
•
Multiple samples produced during the period to support product qualifications with customers and other tier-1 battery/EV manufacturers.

•
Site visits by customers enabling the harmonization of test protocols at the Corporation’s battery laboratory.

Shaping Demonstration Plant
The Corporation has been operating a demonstration plant in Saint-Michel-des-Saints since February 2020 (the “Shaping Demonstration Plant”). The Shaping Demonstration Plant allows the Corporation to optimize the process parameters for two essential aspects of the future anode material production, micronization and spheronization, to manufacture dense spherical graphite particles with the highest possible yield and throughputs using as feedstock the high-purity flake concentrate from the Concentrator Demonstration Plant.
The micronization process typically uses jet or hammer mills to decrease graphite concentrate flakes to the desired size. Spheronization modifies the micronized graphite further by rounding the graphite shape in preparation for use as battery anode material. The Corporation’s Shaping Demonstration Plant uses flake concentrate feedstock from its Concentrator Demonstration Plant and processes it through a micronization system to decrease the average flake size.
Purification Demonstration Plant
Testing protocols and sample production based on the Corporation’s proprietary thermochemical technology were completed in Q1-2025 at the purification demonstration plant (the “Purification Demonstration Plant”). The Corporation is decommissioning this facility in light of technology changes and as the industrial space lease nears its end; the decommissioning of this facility is near completion.
Following testing at the Purification Demonstration Plant and continued testing at third-party sites, trade-off analyses and process optimization, the Corporation has selected the prevalent chemical purification technology for its future Battery Material Plants. Optimization of this purification process to refine environmental performance, as well as operational and financial parameters along with sample production are being carried out at partnering facilities to support engineering and commercialization efforts.
Coating Demonstration Plant
The final process step to produce coated anode material consists of the application of an amorphous carbon coating on the surface of the ≥99.90% Cg spheronized purified graphite, from a carbon precursor in order to minimize the surface area and improve the stability of the SEI (solid-electrolyte-interface) and optimize the cycle life and long-term performance in the battery system. The Corporation has advanced the deployment of its coated spherical purified graphite (“CSPG”) production and has produced CSPG as per potential customers’ specifications with its Phase 1 coating line in Saint-Michel-des-Saints (the “Coating Demonstration Plant” and, collectively with the Shaping Demonstration Plant and the Purification Demonstration Plant, the “Battery Material Demonstration Plants”.)

Phase-2 of the Battery Material Plants Project
The information provided under this section is derived from the AACE Project Cost Estimates. Readers are cautioned that AACE Project Cost Estimates are not technical reports for the purposes of NI 43-101 and should therefore not be viewed as equating to a “technical report”, a “prefeasibility study” or “feasibility study” as defined under NI 43-101 because the Battery Material Plants are not “mineral projects” as defined in NI 43-101 but rather industrial projects, and therefore are not governed by NI 43-101. The AACE Project Cost Estimates are technical studies relating to the design, construction, and operation of the Battery Material Plants and results should not be relied upon for investment decisions.
During the twelve-month period ended December 31, 2024, and the nine-month period ended September 30, 2025, the Corporation incurred engineering expenditures of $17,998k and $10,418k, respectively. These expenditures primarily related to the AACE Project Cost Estimates.
13 ktpy Battery Material Plant
The Corporation is currently assessing commercial and technical feasibility of the 13 ktpy Battery Material Plant to initially fulfill its committed volumes under the Panasonic Energy Agreement. As of the date of this Prospectus, the Corporation intends to prioritize, as an initial milestone for the Battery Material Plants, the development of the 13 ktpy Battery Material Plant. Based on the 13 ktpy Battery Material Plant Estimate, the estimate of capital expenditures (CAPEX) with respect to the 13 ktpy Battery Material Plant is expected to be approximately US$213 million.
The Corporation’s next steps are to: (i) advance detailed engineering by completing Class 3 AACE estimates and finalizing engineering packages to de-risk the project and prepare for the procurement and construction phases; (ii) secure key procurement contracts prior to reaching FID for the 13 ktpy Battery Material Plant; (iii) obtain all necessary regulatory approvals, permits, and authorizations to commence construction and ensure compliance for operational readiness of the 13 ktpy Battery Material Plant; and (iv) secure the site and building to house the 13 ktpy Battery Material Plant. Upon obtaining FID, construction is expected to commence and take approximately twenty-four (24) months, followed by a twelve (12) month ramp-up period, with the objective of reaching full nameplate capacity within approximately thirty-six (36) months following FID.
The 13 ktpy Battery Material Plant Estimate is classified as a Class 5 AACE estimate, which is typically prepared based on very limited information and subsequently have wide accuracy ranges. As such, the 13 ktpy Battery Material Plant Estimate forms the initial control estimate against which all actual costs and resources will be monitored. The estimate of capital expenditures (CAPEX) with respect to the 13 ktpy Battery Material Plant is future-oriented financial information. This projection is, and will remain, estimate only, and there can be no assurance that it will prove accurate. Such projection is based on numerous assumptions, including the following material assumptions: (i) targeted production capacity and associated design and throughput; (ii) expected capital costs for major processing equipment, raw materials, and installation; (iii) projected labour costs and workforce availability during construction and commissioning; (iv) assumed foreign exchange rates; (v) anticipated costs of site preparation and building; and (vi) expected construction schedule, commissioning timeline, and ramp-up profile. While the Corporation believes these assumptions are reasonable as of the date of this Prospectus, there is no guarantee that they will prove accurate. Investors should not rely on the future-oriented financial information on the construction of, and the production from the 13 ktpy Battery Material Plant made by the Corporation. The 13 ktpy Battery Material Plant Estimate has an accuracy range of -30% to +50%, based on cost data as of Q3 2025. CAD values were converted to USD at 1.40. For indicative purposes, applying a sensitivity range of CAD/USD 1.35 to 1.45, the estimated capital expenditures (CAPEX) are approximately US$219 million at an exchange rate of 1.35 CAD/USD and approximately US$207 million at an exchange rate of 1.45 CAD/USD.
To enable the development of the initial 13 ktpy Battery Material Plant, the Corporation will need to secure an existing site and building to house the facility. While the Corporation is currently seeking such a site and building, there is no assurance that it will be able to secure a suitable site and building in the future on commercially reasonable terms, or at all. Failure to do so could materially impact the timing and feasibility of the 13 ktpy Battery Material Plant project, including basic engineering and value engineering.

Bécancour Battery Material Plant
The Corporation owns a 200,000 m2 land in the Bécancour industrial park in Québec, Canada, where the Corporation intends to build, at a later stage, a processing plant, for active anode material production. Approximately 150 km northeast of Montréal, close to the Saint Lawrence River, the site provides local infrastructure with a direct supply of chemicals from nearby producers, affordable hydroelectricity, and a regional pool of skilled workforce.
As of the date of this Prospectus, the Panasonic Energy Agreement, which is expected to be fulfilled by the 13ktpy Battery Material Plant, is the only offtake agreement in place for active anode material and other existing commercial offtake agreements are directly related to the Matawinie Mine Project, and not the Battery Material Plants, see “Recent Development” in this Prospectus and “Project Execution Strategy Update” incorporated by reference herein. The Bécancour Battery Material Plant is designed to receive Matawinie’s graphite concentrate production in preparation for commercial distribution. In order to advance the development of the Bécancour Battery Material Plant, the Corporation is pursuing active anode material offtake agreements with other clients and will need to undertake a comprehensive review of its existing commercial offtake agreements. This review is necessary to align contractual commitments with the Corporation’s updated production strategy and capacity objectives. As part of this process, the Corporation anticipates that certain existing agreements may need to be amended or terminated. In particular, the Corporation expects that the current Supply Term Sheet or the definitive agreement once concluded with the GoC will need to be terminated to ensure flexibility in allocating production volumes. The Corporation may also consider sourcing raw materials for the Bécancour Battery Material Plant from third-party suppliers. Given the foregoing, as of the date of this Prospectus, the Corporation intends to prioritize, as an initial milestone for the Battery Material Plants, the development of the 13 ktpy Battery Material Plant. Except for the current offtake agreement with the GoC under which the Corporation has the contractual right to unilaterally terminate, there can be no assurance that the Corporation will successfully renegotiate or terminate existing agreements on favorable terms, or that new agreements will be concluded in a timely manner. Failure to do so could materially impact the Corporation’s ability to proceed with the Bécancour Battery Material Plant as planned.
Location
The Bécancour Battery Material Plant site is located on Lot # 3 294 065 of the cadaster of the province of Québec in the Bécancour Industrial Park. The site, located across the river from Trois-Rivières, is about halfway between the two largest urban centers in the province of Québec, namely the Montréal and Québec City metropolitan areas. The Corporation’s 200,000 meters (“m”)² L-shaped property presents soil quality and underground water in line with industrial use standards. The property is bordered to the north by a rail line and the Trans-Canada pipeline. Road access to the property is from the west side via Avenue G.A. Boulet. The site is strategically located and offers access to all necessary nearby infrastructure and services including:
•
Access to a 120-kV electrical line, part of Hydro-Québec’s existing distribution network, running along the northern border to the property;

•
Access to a natural gas pipeline along the eastern border of the property;

•
Direct potable and industrial water access along multiple sides of the property;

•
Easy rail, port and road access for both importing raw materials and exporting final products throughout North America and Europe.

Environmental Studies, Permitting, and Social and Community Impact
For the future Bécancour Battery Material Plant, the Corporation completed an environmental baseline study of its site on which the active anode material battery plant is planned to be built.
The Bécancour industrial and port park covers an area of nearly 7,000 ha. It accommodates more than 30 industrial and service companies. The Bécancour Battery Material Plant is part of a new battery industrial hub. Feedback from local stakeholders is important to ensure an inclusive and respectful diversification of the local and regional economy. Through an open and proactive dialogue, the Corporation strives to maintain collaborative relationships with local stakeholders, including the City of Bécancour, the W8banaki First Nation, the regional branch of MELCC and regional industrial, associative and community partners.
The Corporation’s Bécancour Battery Material Plant lot is covered at 88.5% with land. Five wetlands grouped into four types of groupings and 16 terrestrial environments grouped into six types of stands. The general topography of the land is relatively flat, slightly descending towards the St. Lawrence River. No plant species that are threatened, vulnerable or likely to be so designated were listed during the survey.
A Phase I environmental site assessment (“ESA”) based on the CSA Z768-01 standard as well as section 1.0 of the Terrain Characterization Guide was produced for the Bécancour Battery Material Plant Lot. The results suggest the absence of soil and water contamination resulting from the identified environmental issue on the site during the Phase II ESA. Additional characterization by FNX-Innov (2024) were conducted. Based on all the characterization following the Terrain Characterization Guide for the Bécancour Battery Material Plant Lot, it has been determined that all materials present on the site comply with the applicable contamination levels for the site’s zoning and the planned future activities, which are industrial. However, since three soil samples show results exceeding criterion B of the Intervention Guide (> Appendix I of the RPRT) in areas of anthropogenic origin, the registration of a contamination notice in the Land Register in accordance with section 31.58 of the EQA is required. Considering that groundwater analyses conducted between 2020 and 2023 show no exceedance of criteria, no mitigation measures are required to control contamination outside the site.
The Bécancour Battery Material Plant is designed under the trigger to be subject to ESIA according to Appendix I definition of Règlement relatif à l’évaluation et l’examen des impacts sur l’environnement (“RÉEIE”), RLRQ, Chapter Q-2, r.23.1. The plant Ministerial authorization will be needed for construction and operation under section 22 of the Environment Quality Act (“EQA”) and other authorities concerned. Several requests for authorization following the different stages of the design or the construction activities will be required.
Processes for the Battery Material Plants
The processing and methods described below are applicable to both the Bécancour Battery Material Plant and the initial 13 ktpy Battery Material Plant.
Micronization and Spheronization
The micronization and spheronization (“M/S”) sector has two main objectives. First, the concentrated graphite (“CG”), in flake form, undergoes a particle size reduction (micronization), followed by spheronization where the concentrated graphite particles are rounded to increase particle density. This final product is called the spherical graphite (“SG”). The density of the SG is measured in terms of tap density which represents an increased bulk density attained by mechanically tapping a container with the powder sample of the SG.
The degree to which the product is processed in spheronization depends on the end-user specifications and has an impact on the yield (SG/CG) obtained from the process.
In 2019, the Corporation acquired a commercial size M/S unit from a first original equipment manufacturer (“OEM”). This equipment was selected based on trials previously performed at the OEM test centre that showed promising results. This unit was installed in the Phase-1 Battery Demonstration Plant and has been used to perform more than 2,900 tests on the Corporation’s graphite concentrate to understand and optimize the process.
In 2022, the Corporation acquired a second larger M/S unit to increase its production capacity and confirm the OEM test results.
With a combination of thorough Design of Experiments (“DOE”) and planned test phases, over 3,600 runs have been completed with the two units. Several variables were studied to build an in-depth understanding of the impact of each on the final product (powder properties such as PSD and tap density) and the performance (yield and throughput). In parallel, the Corporation continued testing numerous other OEMs to evaluate and choose the equipment with the best performance and cost effectiveness. As a result, a third renowned and experienced OEM has been selected for the M/S section of the Battery Material Plants.

Subsequently, in 2024, commercial-sized M/S equipment from this third OEM was installed and commissioned at the Corporation’s Phase-1 Battery Demonstration Plant.
Purification
An aqueous chemical purification process was adopted by the Corporation to produce battery-grade spherical purified graphite (“SPG”) with ≥ 99.90% carbon content. This method of purification was selected over the previous carbochlorination process as chemical purification has been proven internationally and is currently being effectively used to produce purified graphite at industrial scale.
The process consists of a sequence of atmospheric leaching stages using hydrofluoric, hydrochloric and nitric acids and oxygen to purify the SG. Each stage aims at removing different impurities as the conditions required can vary. The SG is filtered and washed after each leaching stage with SPG being also dried ahead of further processing. Similar process flowsheets are used by several battery material producers in North America and in China.
In 2024 and through 2025, test work programs were undertaken at five (5) independent laboratories to demonstrate the efficacy of the process. Laboratory and pilot scale tests were performed on various samples obtained from the beneficiation demo plant after M/S. Test variables included reagent types and a combination of leach temperature and retention time. The current design of the purification sector is based on the test conditions that have achieved the target product quality including carbon grade and impurity limits.
Test work is ongoing to ensure the robustness of the purification process for the various profile of graphite that would be processed over the project life. The tests also aim at optimizing the process conditions, such as temperature, retention time and reagent concentrations.
Coating
The coating of SPG aims at enhancing the electrochemical performance of active anode materiel in lithium-ion batteries.
This coating process is carried out in several stages starting with the micronization of solid carbon precursor that is mixed with the SPG in a specific ratio. This uniform mixture is then heated in successive stages inside a furnace under an inert atmosphere. Once heated, the volatilized precursor is deposited on the surface of the graphite and is subsequently calcined to obtain an amorphous carbon coating on the surface of the SPG. Once cooled, the Coated SPG (“CSPG”) undergoes deagglomeration and sieving steps to obtain the particle size required by the various customers.
To establish the proper technology, precursor type and process parameters, the Corporation performed different studies and tests in independent laboratories and at suppliers’ test facilities. Most technologies thereby chosen by the Corporation are being widely used in the industry, further tests were performed to evaluate supplier technology, yield, efficiency, etc.
In the first stage, to determine the required process conditions and type of precursor needed for amorphic carbon coating, multiple laboratory tests were performed at the Canadian National Research Council (“CNRC”) based on literature reviews and experience from consulted experts. These trials were then evaluated, with electro-chemical tests in half coin cell, to establish the baseline of the process conditions for the following steps.
The baseline conditions were then tested at a pilot scale performed at suppliers’ facilities. The material was subsequently evaluated to confirm the results obtained in the laboratory.
This became the baseline for the construction of a 2,000-tpy coating line at the Phase 1 Battery Material Plant. A significant amount of graphite was processed to evaluate the fully integrated system, optimize the process conditions and ensure personnel training and development.
Recovery Method
The Battery Material Plants serve to transform natural graphite into active anode material. The Battery Material Plants consist of three main processes including M/S, purification and coating. The end-products must have a minimum grade of 99.90% C(t) while respecting specific impurity limits and specific physical characteristics set by end users.
In total, it is anticipated that the Bécancour Battery Material Plant would receive a nominal amount of 89,261t of CG annually while the 13 ktpy Battery Material Plant would receive 23,941t of CG annually. The M/S process where the CG material undergoes a size reduction and particle shaping results in two products: spherical graphite and a fines by-product. The fines by-product represents approximately 45% to 50% of the plant feed.
The purification process involves atmospheric leaching of impurities from the SG to achieve a minimum SPG grade of 99.90% C(t). The purified graphite is recovered and washed using filter presses. The filtrate and contaminated wash water are sent to a treatment plant to remove any remaining impurities from the water that is neutralized and recycled to the process. The solid residue generated by the water treatment plant (“WTP”) is filtered and the solid cake is trucked for disposal in an authorized disposal site.
The coating area serves to enhance active anode materiel performance through the application of a coating to SPG. Purified spherical graphite is mixed with a micronized carbon-based precursor material. During the heat treatment, the precursor is volatilized in order to be deposited and carbonized on the surface of the SPG. The resulting CSPG is then sieved, bagged and shipped to the end users.
Market Studies and Final Product Pricing
The Corporation uses information provided by BMI and other confidential market research firms. BMI is an independent credible source that compiles international graphite prices and other commercial information for various commercial size fractions and concentrate purities. Market information from contracts with customers, namely Panasonic Energy for active anode material, are confidential. The sales price contained in the Panasonic Energy Agreement is based on an agreed upon price formula linked to future prevailing market prices as well as a pricing mechanism to satisfy project financing ratios and ensure stable procurement for Panasonic Energy. According to data published by BMI (August 2024), Chinese reference index prices for high-capacity active anode material are projected to range from approximately US$6,884 per tonne to US$8,154 per tonne over the 2025 – 2035 period, while North American prices are projected to range from approximately US$7,512 per tonne to US$9,357 per tonne for the same period.
Description of the Uatnan Mining Project
On January 21, 2024, the Corporation entered into an asset purchase agreement with Mason Resources Inc., formerly known as Mason Graphite Inc. (“Mason”) for the acquisition of the assets of the mining project for the Lac Guéret graphite deposit (the “Uatnan Property”), targeted for the development of the Uatnan Mining Project (the “Asset Purchase Agreement”). The consideration for the acquisition of the Uatnan Property was payable in 6,208,210 Common Shares and a subsequent payment of $5,000,000 to be made to Mason at the start of commercial production of the contemplated Uatnan Mining Project. The transaction closed on January 31, 2024.
On February 24, 2023, the Corporation and Mason issued the preliminary economic assessment entitled NI 43-101 Technical Report — PEA Report for the Uatnan Mining Project, in accordance with NI 43-101 and effective as of January 10, 2023 (“2023 Uatnan Mining Project Report”), for the new Uatnan Mining Project. The Corporation and its consultants revisited all components of Mason’s original mining project to align the development of the Uatnan Property with today’s market opportunity and potential customers’ requirements. The most recent technical report from Mason (SEDAR+, Feasibility Study Update of the Lac Guéret Graphite Project issued on December 11, 2018) planned for a production of 51,900 tpy of graphite concentrate, with the concentrator and tailings facility located offsite in the City of Baie-Comeau, approximately 285 km to the south by road from the mining operations.
The 2023 Uatnan Mining Project Report optimizes the Mineral Resources and aims to expand the original mining project tenfold by targeting the production of approximately 500,000 tpy of graphite, entirely destined for the anode material manufacturing market. The concentrator has been relocated to be near the deposit with electrical needs to be sourced from the Manic-5 hydroelectric power station, located 70 km away.

The Uatnan Property lies on the southwestern shore of the Manicouagan Reservoir, within the Rivière-aux-Outardes municipality, located in the Côte-Nord Administrative Region, Québec, Canada, approximately 220 km as the crow flies, north north-west of the City of Baie-Comeau. This town is the nearest accessible community of significant size. Considering the significant modifications to Mason’s original project, the Corporation initiated a name change with the collaboration of the Innu First Nation of Pessamit. The deposit is located on the Nitassinan, the Innu of Pessamit’s ancestral territory, in a sector referred to as Ka uatshinakanishkat meaning “where there is Tamarack”. Hence, the name Uatnan meaning Tamarack, a conifer prominent in the area, was chosen to identify the property and project. The graphite deposit identified on the property is still referred to as the Lac Guéret deposit and is centred on 51°07’N and 69°05’W. As of the date of the 2023 Uatnan Mining Project Report, the Uatnan Property consisted of 74 exclusive exploration rights, of which 71 were located on NTS topographic map sheet 22N03 and three on sheet 22K14. At that time, the Uatnan Property covered an area of 3,999.52 ha, all of which were 100% in the interest of the Corporation with the exclusive exploration rights (74 exclusive exploration rights) in good standing. The exclusive exploration rights have not had any legal surveys. All exclusive exploration rights are map-staked claims and are registered in the Québec GESTIM database. The Corporation has since acquired interest in 131 additional exclusive exploration rights in the area totaling 7,083.43 ha which are now part of the Uatnan Property. The Uatnan Property now comprises of 205 exclusive exploration rights covering 11,082.95 ha.
As of the date of the 2023 Uatnan Mining Project Report, a mining lease request for the future mine was being evaluated by the Ministère des Ressources naturelles et des Forêts du Québec (“MRNF”) and the validity of three (3) affected exclusive exploration rights (EER1037522, EER 1040768 and 1040769) was suspended as part of the normal evaluation procedure.
The Asset Purchase Agreement supersedes and terminates the investment agreement dated May 15, 2022 (the “Investment Agreement”) and the option and joint venture agreement dated July 20, 2022, to explore the potential development of the Uatnan Property. Following the successful initial closing of the Investment Agreement with Mason, the Corporation and Mason initiated the 2023 Uatnan Mining Project Report on the Uatnan Property with BBA and GoldMinds Geoservices Inc. On the basis of the positive results of the 2023 Uatnan Mining Project Report, the Corporation intends to launch a feasibility study reflecting the updated operational parameters.
Targeted as the Corporation’s Phase-3, the 2023 Uatnan Mining Project Report aligns with the Corporation’s growth strategy with a view to establishing a large and fully vertically integrated natural graphite production, from ore to battery materials, at the western markets’ doorstep.
The 2023 Uatnan Mining Project Report is preliminary in nature and includes inferred mineral resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves have not demonstrated economic viability. Additional trenching and/or drilling will be required to convert inferred mineral resources to indicated or measured mineral resources. There is no certainty that the resource development, production, and economic forecasts on which the 2023 Uatnan Mining Project Report is based will be realized. There are a number of risks and uncertainties identifiable to any new project which usually cover the mineralization, process, financial, environmental, engineering and permitting aspects. The Uatnan Project is no different and an evaluation of the possible risks was undertaken as part of the 2023 Uatnan Mining Project Report. There are known significant risk factors such as graphite price, ability to fund the Uatnan Mining Project, fluctuation of oil, metals and other commodity prices, change in mining laws, environmental laws and permitting. See “Forward-Looking Statements” and “Risk Factors” in this Prospectus.
R&D Ecosystem and Industry Leadership
The Corporation maintains a portfolio of R&D projects to refine its line of specialty products based on market demands and innovations. The Corporation is exploring R&D avenues in advanced graphite materials through collaborations with experts from McGill University, Institut national de la recherche scientifique (Québec) and the University of Sherbrooke, focusing on new precursors, coating technologies, and eco-friendly processes. These projects aim to enhance graphite performance, reduce environmental impact, lower production costs, and valorize residual and bio-sourced materials.

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In June 2024, the Corporation was awarded a $500,000 research grant from the MRNF to develop a versatile next-generation active anode material that meets the highest performance standards without sacrificing production yield.

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The Corporation pursues its intellectual property strategy for its proprietary technologies.

As a member of the Global Battery Alliance, a World Economic Forum initiative, dedicated to helping establish a sustainable battery value chain, the Corporation participates in the development of the Battery Passport. Battery traceability is becoming increasingly important as governments and consumers seek assurance of responsible production and transparent information on key ESG metrics related to mining, processing, manufacturing, and recycling along the battery value chain.
RECENT DEVELOPMENTS
On January 16, 2025, the Corporation announced that it received the final approval of the TSX for the uplisting of Common Shares of the capital of the Corporation on the TSX board, having met the necessary listing requirements, including the filing of all required documentation. Effective as of January 20, 2025, the Common Shares began trading on the TSX under the ticker symbol “NOU”. In conjunction with the graduation to the TSX, the Common Shares were voluntarily delisted from the TSXV, and ceased to be traded on the TSXV, as of market close on January 17, 2025.
On July 1st, 2025, the Corporation announced that, subject to approval from the TSX and the NYSE, the accrued interests owed to Investissement Québec for the second quarter of 2025 under the notes issued to it, will be deemed paid to Investissement Québec, upon the maturity, conversion or redemption of the notes, by the issuance of an aggregate of 178,531 Common Shares, at a price of US$1.64 per Common Shares, representing an aggregate amount of US$292,791.
On October 1st, 2025, the Corporation announced that, subject to approval from the TSX and the NYSE, the accrued interests owed to Investissement Québec for the third quarter of 2025 under the notes issued to it, will be deemed paid to Investissement Québec, upon the maturity, conversion or redemption of the notes, by the issuance of an aggregate of 106,161 Common Shares, at a price of US$2.79 per Common Shares, representing an aggregate amount of US$296,189.
On October 31, 2025, the Corporation announced the finalization of multiple commercial arrangements for the Matawinie Mine and Phase-2 Battery Material Plants. The Corporation’s wholly owned subsidiary, NMG Matawinie, entered into binding supply (the “Supply Term Sheet”) and marketing term sheets (the “Marketing Term Sheet”) with His Majesty the King in Right of Canada as represented by the Minister of Public Works and Government Services Canada (collectively, the “GoC”) providing for an aggregate 15,000 tpy of graphite concentrate to be purchased by the GoC on a take-or-pay basis and a potential additional 15,000 tpy to be purchased by allied countries for strategic applications, with a seven year offtake term. NMG Matawinie also agreed on the final terms of a binding amended and restated joint marketing and offtake agreement with Traxys North America LLC (“Traxys”), the execution of which is subject to the approval of Traxys’ board of directors, for 20,000 tpy of graphite concentrate over seven years, including a 10,000 tpy take-or-pay component (the “A&R Offtake and Joint Marketing Agreement).
Concurrently, the Corporation’s wholly owned subsidiary, NMG Bécancour, and Panasonic Energy Co., Ltd. (“Panasonic Energy”) have revised and updated their multiyear binding offtake agreement to advance the production of 13,000 tpy of high-capacity active anode material for an initial seven-year term from the commencement of production from the 13 ktpy Battery Material Plant (the “Panasonic Energy Agreement”), which contains conditions precedent, as well as qualification requirements of the product and the commercial operations conditions. Panasonic Energy has reiterated its intention to support the Corporation’s Phase-2 facilities, which may include an additional equity investment in the Corporation by its parent company Panasonic at the FID of the Battery Material Plants, in line with Panasonic’s initial investment in 2024. However, there can be no assurance that any such additional equity investment will be made nor that the conditions precedent, qualification requirements or the product and the commercial operations conditions will be satisfied.
The Corporation also announced the negotiation with an established third-party anode manufacturer to secure up to 30,000 tpy of graphite concentrate from the Matawinie Mine, including an expected take-or-pay commitment, to potentially support the active anode material needs of General Motors Holdings LLC (“GM”) and other customers. In connection with these negotiations, the Corporation and GM have agreed to terminate their previously announced supply agreement and subscription agreement, each dated February 14, 2024, such terminations to be effective November 30, 2025. As a result of the terminations, GM will not proceed with the second tranche equity investment in NMG that was provided for in the subscription agreement. Concurrently, the Corporation and GM entered into a non-binding memorandum of understanding (“MOU”) to evaluate a potential future supply relationship including a potential supply pathway under which GM could purchase active anode material from the third-party active anode manufacturer utilizing the Matawinie Mine’s graphite concentrate as feedstock. As a potential inducement to concluding such third-party supply arrangements, the MOU contemplates the potential transfer of the 12,500,000 warrants previously issued by the Corporation to GM in 2024 to the third-party supplier. The Corporation has agreed to use its commercially reasonable efforts to seek all necessary regulatory approvals to amend the expiry date of such warrants so that they do not expire upon termination of GM’s subscription agreement but will remain outstanding until the end of the five-year term from the original issuance date. However, as of the date of the Prospectus, November 30, 2025 has passed and no amendment to the warrants has been concluded. Therefore, the 12,500,000 warrants previously issued by the Corporation to GM in 2024 have expired and can no longer be transferred to any third party.
Collectively, these commercial arrangements potentially cover almost 100% of the future flake graphite volumes of the Matawinie Mine, in addition to 13,000 tpy volume of high-capacity active anode material from the Battery Material Plants project, and will position the Corporation to advance its project financing discussions with strategic investors and targeted lenders, either for a combined FID encompassing the Matawinie Mine and the 13 ktpy Battery Material Plant or for a sequenced FID starting with the Matawinie Mine and followed by the 13 ktpy Battery Material Plant, see “Project Execution Strategy Update” incorporated by reference herein.
The Corporation mandated the Authors of the 2025 Matawinie Mine Feasibility Study to carry out the 2025 Matawinie Mine Feasibility Study covering only the Phase-2 Matawinie Mine project. Parameters of the previous 2022 Feasibility Study were initially revised in the 2025 Updated Feasibility Study covering the Phase-2 Matawinie Mine and Bécancour Battery Material Plant projects to reflect the advancement in engineering and project design and updated financial parameters. The 2025 Updated Feasibility Study has undergone a further revision to carve out the Bécancour Battery Material Plant project, following the project execution strategy update disclosed by the Corporation on October 31, 2025, see “Project Execution Strategy Update” incorporated by reference herein. Readers are cautioned that they should rely solely on the 2025 Matawinie Mine Feasibility Study. The 2022 Feasibility Study and the 2025 Updated Feasibility Study should not be relied upon.
Between October 1, 2025 and November 12, 2025, Pallinghurst Graphite International Limited and Pallinghurst Bond Limited disposed of 3,213,313 Common Shares of the Corporation at an average price of USD3.62 per Common Share (CAD5.08 per Common Share) and for total gross proceeds of USD11,641,415 (CAD16,318,050). An aggregate 2.03% beneficial interest in the Issuer, on a partially diluted basis, had been disposed of following the close of trading on November 12, 2025. Pallinghurst Graphite International Limited and Pallinghurst Bond Limited held approximately 12.02% of the issued and outstanding Common Shares on an undiluted basis and 15.49% on a partially diluted basis (assuming the warrants were exercised in full) immediately prior to the disposition and approximately 9.91% of the issued and outstanding Common Shares on an undiluted basis and 13.46% on a partially diluted basis (assuming the warrants are exercised in full) following the disposition.
On November 13, 2025, the Honourable Dominic LeBlanc, President of the King’s Privy Council for Canada and Minister responsible for Canada-U.S. Trade, Intergovernmental Affairs, Internal Trade and One Canadian Economy, visited the Corporation’s Montreal offices to highlight the Government of Canada’s decision to refer the Phase-2 Matawinie Mine project to the Major Projects Office (“MPO”). The MPO was established under the Building Canada Act (S.C. 2025, c. 2, s. 4), which came into force in June 2025. Its mandate is to advance major projects in Canada and streamline federal regulatory approvals. The MPO’s work is guided by an Indigenous Advisory Council to ensure that reconciliation, partnership, and Indigenous economic participation are embedded in the advancement of major projects across the country.

CONSOLIDATED CAPITALIZATION
There has been no material change in the capitalization of the Corporation since the date of its most recently filed financial statements, being the Interim Financial Statements.
The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Corporation that will result from the issuance of Securities pursuant to such Prospectus Supplement.
USE OF PROCEEDS AND OTHER AVAILABLE FUNDS
Unless otherwise specified in a particular Prospectus Supplement, the net proceeds from the sale of Securities will be used to fund the construction, commissioning, working capital and reserves funds of the Matawinie Mine project, the Battery Material Plants project and the Uatnan Mining project and also for general corporate purposes. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities. See “Risk Factors” in this Prospectus and in the documents incorporated by reference in this Prospectus. The Corporation will not receive any proceeds from any sale of any Securities by selling securityholders.
The Corporation has no history of revenues from its operating activities. Each amount in this paragraph is in thousands of dollars. The Corporation’s cash and cash equivalents amounted to $106,296, $36,332, and $59,924 as at December 31, 2024, as at December 31, 2023, and as at December 31, 2022 respectively. During the fiscal years ended December 31, 2024, December 31, 2023 and December 31, 2022, the Corporation had negative cash flow usage from operating activities of $51,953, $39,515, and $44,881, respectively. For the fiscal year ended December 31, 2024, the Corporation has had an average monthly cash expenditure rate of approximately $5,501, per month, including addition to property, plant and equipment, intangible assets, deposit to suppliers and all operating expenses and development costs. For the fiscal year ended December 31, 2024, the Corporation recorded a net loss and comprehensive loss of $73,285. As of December 31, 2024, the Corporation had working capital $67,030 and current liabilities of $46,976. The Corporation anticipates it will continue to have negative cash flow from operating activities in future periods at least until commercial production is achieved at the Matawinie Mine Project and/or either of the Bécancour Battery Material Plant or 13 ktpy Battery Material Plant. To the extent that the Corporation has negative operating cash flows in future periods, the Corporation may need to allocate a portion of its existing working capital to fund such negative cash flow or the Corporation may adjust the expenditure rate to preserve liquidity.
EARNINGS COVERAGE RATIOS
If the Corporation offers debt securities having a term to maturity in excess of one year or preferred shares under any applicable Prospectus Supplement, the applicable Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Securities.
DESCRIPTION OF COMMON SHARES
The holders of Common Shares are entitled to vote at all shareholder meetings. They are also entitled to dividends, if, as and when declared by the Board of Directors and, upon liquidation or winding-up of the Corporation, to share the residual assets of the Corporation. The Common Shares do not have any pre-emptive, conversion or redemption rights, and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the Common Shares, all of which rank equally as to all benefits which might accrue to the holders of the Common Shares.
DESCRIPTION OF DEBT SECURITIES
The Debt Securities may be issued in one or more series under an indenture (the “Indenture”) to be entered into between the Corporation and one or more trustees (the “Trustee”) that may be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into has been or will be filed with the SEC as an exhibit to the registration statement and will be filed with the securities commissions or similar authorities in Canada when it is entered into. The

Corporation may issue Debt Securities, separately or together, with Common Shares, Subscription Receipts, Warrants or Units or any combination thereof, as the case may be.
The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of a series of Debt Securities offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities will be described in the applicable Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable.
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the specific designation of the Debt Securities;

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any limit on the aggregate principal amount of the Debt Securities;

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the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of Debt Securities to be payable upon declaration of acceleration of maturity;

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the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities;

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the terms and conditions under which the Corporation may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

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the terms and conditions upon which the Corporation may redeem the Debt Securities, in whole or in part, at its option;

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the covenants applicable to the Debt Securities;

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the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;

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the extent and manner, if any, to which payment on or in respect of the Debt Securities of the series will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Corporation;

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whether the Debt Securities will be secured or unsecured;

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whether the Debt Securities will be issuable in the form of global securities (“Global Securities”), and, if so, the identity of the depositary for such Global Securities;

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the denominations in which Debt Securities will be issuable, if other than denominations of US$1,000 or integral multiples of US$1,000;

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each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

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if other than United States dollars, the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;

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material Canadian federal income tax consequences and United States federal income tax consequences of owning the Debt Securities;

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any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities; and

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any other terms, conditions, rights or preferences of the Debt Securities which apply solely to the Debt Securities.

If the Corporation denominates the purchase price of any of the Debt Securities in a currency or currencies other than United States dollars or a non-United States dollar unit or units, or if the principal of and any premium and interest on any Debt Securities is payable in a currency or currencies other than United States dollars or a non-United States dollar unit or units, the Corporation will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such non-United States dollar currency or currencies or non-United States dollar unit or units in the applicable Prospectus Supplement.
Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.
The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Corporation will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Corporation, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.
To the extent any Debt Securities are convertible into Common Shares or other securities of the Corporation, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.
DESCRIPTION OF SUBSCRIPTION RECEIPTS
This section describes the general terms that will apply to any Subscription Receipts that may be offered pursuant to this Prospectus and the relevant Prospectus Supplement. Subscription Receipts may be offered separately or together with Common Shares, Debt Securities or Warrants, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement.
The applicable Prospectus Supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. A copy of the subscription receipt agreement relating to an offering of Subscription Receipts will be filed by the Corporation with securities regulatory authorities in Canada after being entered into. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:
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the number of Subscription Receipts;

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the price at which the Subscription Receipts will be offered;

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the procedures for the conversion of the Subscription Receipts into Common Shares, Debt Securities or Warrants;

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the number of Common Shares, Debt Securities or Warrants that may be issued upon conversion of each Subscription Receipt;

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the designation and terms of any other securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each security;

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terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

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material Canadian federal income tax consequences of owning the Subscription Receipts; and

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any other material terms and conditions of the Subscription Receipts.

The subscription receipt agreement covering the Subscription Receipts being offered will provide that any misrepresentation in this Prospectus, the applicable Prospectus Supplement, or any amendment hereto or thereto, will entitle each initial purchaser of Subscription Receipts to a contractual right of rescission following the issuance of the underlying Common Shares, Debt Securities or Warrants to such purchaser entitling the purchaser to receive the amount paid for the Subscription Receipts upon surrender of the underlying securities, provided that the remedy for rescission is exercised within the time frame stipulated by securities laws as set out in the subscription receipt agreement.
DESCRIPTION OF WARRANTS
This section describes the general terms that will apply to any Warrants for the purchase of Common Shares (the “Equity Warrants”) or for the purchase of Debt Securities (the “Debt Warrants”).

Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants may be issued under a separate warrant indenture or warrant agency agreement to be entered into between the Corporation and one or more banks or trust companies acting as Warrant agent or may be issued as stand-alone contracts. The applicable Prospectus Supplement will include details of the Warrant agreements governing the Warrants being offered. The Warrant agent will act solely as the agent of the Corporation and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered under this Prospectus. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement. A copy of any warrant indenture or any warrant agency agreement relating to an offering of Warrants will be filed by the Corporation with the securities regulatory authorities in Canada after it has been entered into.
The Corporation will not offer Warrants or other convertible or exchangeable Securities for sale separately (as opposed to part of a Unit offering) to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless a Prospectus Supplement containing the specific terms of the Warrants or other convertible or exchangeable Securities to be offered separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces of Canada where the Warrants will be offered for sale.
Equity Warrants
The particular terms of each issue of Equity Warrants will be described in the relevant Prospectus Supplement. This description will include, where applicable:
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the designation and aggregate number of Equity Warrants;

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the price at which the Equity Warrants will be offered;

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the currency or currencies in which the Equity Warrants will be offered;

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the date on which the right to exercise the Equity Warrants will commence and the date on which the right will expire;

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the class and/or number of Common Shares that may be purchased upon exercise of each Equity Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Equity Warrant;

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the terms of any provisions allowing for adjustment in (i) the class and/or number of Common Shares that may be purchased, (ii) the exercise price per Common Share, or (iii) the expiry of the Equity Warrants;

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whether the Corporation will issue fractional shares;

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the designation and terms of any Securities with which the Equity Warrants will be offered, if any, and the number of the Equity Warrants that will be offered with each Security;

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the date or dates, if any, on or after which the Equity Warrants and the related Securities will be transferable separately;

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whether the Equity Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

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whether the Corporation has applied to list the Equity Warrants and/or the related Common Shares on a stock exchange;

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material Canadian federal income tax consequences of owning the Equity Warrants; and

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any other material terms or conditions of the Equity Warrants.

Debt Warrants
The particular terms of each issue of Debt Warrants will be described in the relevant Prospectus Supplement. This description will include, where applicable:

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the designation and aggregate number of Debt Warrants;

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the price at which the Debt Warrants will be offered;

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the currency or currencies in which the Debt Warrants will be offered;

•
the designation and terms of any Securities with which the Debt Warrants are being offered, if any, and the number of the Debt Warrants that will be offered with each Security;

•
the date or dates, if any, on or after which the Debt Warrants and the related Securities will be transferable separately;

•
the principal amount of Debt Securities that may be purchased upon exercise of each Debt Warrant and the price at which and currency or currencies in which that principal amount of Debt Securities may be purchased upon exercise of each Debt Warrant;

•
the date on which the right to exercise the Debt Warrants will commence and the date on which the right will expire;

•
the minimum or maximum amount of Debt Warrants that may be exercised at any one time;

•
whether the Debt Warrants will be subject to redemption, and, if so, the terms of such redemption provisions;

•
material Canadian federal income tax consequences of owning the Debt Warrants; and

•
any other material terms or conditions of the Debt Warrants.

DESCRIPTION OF UNITS
This section describes the general terms that will apply to any Units that may be offered pursuant to this Prospectus.
Units are a security comprised of more than one of the other Securities described in this Prospectus offered together as a “Unit”. A Unit is typically issued so the holder thereof is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each Security comprising the Unit. The agreement, if any, under which a Unit is issued may provide that the Securities comprising the Unit may not be held or transferred separately at any time or at any time before a specified date.
The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the Prospectus Supplement filed in respect of such Units. This description will include, where applicable: (i) the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately; (ii) any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; (iii) whether the Units will be issued in registered or global form; and (iv) any other material terms and conditions of the Units.
PLAN OF DISTRIBUTION
The Corporation may from time to time during the 25-month period that this Prospectus, including any amendments hereto, remains valid, offer for sale and issue up to an aggregate of US$350,000,000 in Securities hereunder.
The Corporation and/or the selling securityholders may sell the Securities to or through underwriters, dealers or agents and, subject to applicable securities laws, may also offer the Securities directly to potential purchasers pursuant to applicable statutory exemptions at prices and upon terms negotiated between the purchasers (including any underwriters) and the Corporation and/or the selling securityholders.
In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Corporation. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

This Prospectus may also, from time to time, qualify the offering of Securities by certain selling securityholders. The selling securityholders may sell all or a portion of the Securities beneficially owned by them and offered thereby from time to time directly or through one or more underwriters, dealers or agents. The Securities may be sold by the selling securityholders in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the time of the sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices.
The applicable Prospectus Supplement will state the terms of its corresponding offering, including the name or names of any underwriters, dealers or agents, the name or names of one or more selling securityholders, the initial offering price (in the event that the offering is a fixed price distribution), the manner of determining the initial offering price(s) (in the event the offering is made at prices which may be changed at market prices prevailing at the time of the sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in Regulation 44-102 — Shelf Distributions (“NI 44-102”), including sales made directly on the TSX, NYSE or other existing trading markets), the proceeds to the Corporation from the sale of the Securities, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other underwriters, dealers or agents. Any initial offering price and discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.
Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Corporation and/or the selling securityholders, to indemnification by the Corporation and/or the selling securityholders against certain liabilities, including liabilities under Canadian securities legislation and, if applicable, the U.S. Securities Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.
The Corporation and/or the selling securityholders and, if applicable, the dealers, underwriters or agents reserve the right to reject any offer to purchase any Securities offered, in whole or in part. The Corporation also reserves the right to withdraw, cancel or modify the offering of any Securities under this Prospectus and any Prospectus Supplement without notice.
The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales made directly on the TSX or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution.
In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Corporation or from other parties including selling securityholders, including in the form of underwriters’, dealers’ or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation received by them from the Corporation and/or the selling securityholders and any profit on the resale of the Securities by them may be deemed to be underwriting commissions. In connection with any offering of Securities, other than an “at-the-market distribution” (unless otherwise specified in a Prospectus Supplement) the dealers, underwriters or agents may, when acting as an agent, over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.
The dealers, underwriters or agents, if applicable, may from time-to-time purchase and sell the Securities in the secondary market but are not obliged to do so. The Corporation’s outstanding Common Shares are listed and posted for trading on the TSX under the symbol “NOU” and on the NYSE under the symbol “NMG”.
Unless otherwise indicated in a Prospectus Supplement or pricing supplement, there is no market through which Debt Securities, Subscription Receipts, Warrants and Units may be resold and purchasers may not be able to resell the Securities purchased under this Prospectus. The offering price and other selling terms for any sales in the secondary market may, from time to time, be varied by the dealers, underwriters or agents.

PRIOR SALES
During the 12-month period prior to the date of this Prospectus, the Corporation issued securities as provided in the following table.
Issue Date	Number and Class of Securities	Issue Price or Exercise Price per Security ($)
December 20, 2024	25,000 options	2.33
December 20, 2024	39,682,538 Common Shares(3)	1.26 USD
December 20, 2024	39,682,538 Warrants(3)	2.38 USD
December 31, 2024	193,072 Other reserves(2)	1.58 USD
March 31, 2025	194,684 Other reserves(2)	1.49 USD
April 1, 2025	1,922,500 options	2.14
June 23, 2025	50,000 options	2.36
June 30, 2025	178,531 Other reserves(2)	1.64 USD
July 25, 2025	139,516 Common Shares(1)	1.85
September 10, 2025	55,000 options	2.66
September 30, 2025	106,161 Other reserves(2)	2.79 USD
October 15, 2025	20,000 Common Shares(1)	4.77
October 15, 2025	7,500 Common Shares(1)	3.12

Notes:
(1)
Issued upon the exercise of options.

(2)
Accrued interest owed to Investissement Québec in connection with the private of unsecured Convertible Notes completed on November 8, 2022. The corresponding Common Shares will be delivered to the holder at the maturity, conversion or redemption of the Note to settle the accrued interests.

(3)
Issued pursuant to a private placement with Canada Growth Fund  Inc. and to Government of Quebec via Investissement Québec completed on December 20, 2024.

TRADING PRICE AND VOLUME
The Common Shares are listed and posted for trading on the TSX under the symbol “NOU” and the NYSE under the symbol “NMG”. On December 4, 2025, the last trading day before the filing of this Prospectus, the closing price of the Common Shares on the TSX was $4.50 and on the NYSE was US$3.21.
TSXV and TSX
The following table sets forth trading information for the Common Shares on the TSXV and the TSX (as reported by www.money.tmx.com) during the 12-month period prior to the date of this Prospectus.

Month	High ($)(3)	Low ($)(4)	Trading volume(5)
December 2024(1)	2.60	1.70	1,260,608
January 1st to January 17, 2025(1)	3.70	2.18	1,006,684
January 20 to January 31, 2025(2)	3.50	2.65	579,739
February 2025(2)	3.05	2.22	576,373
March 2025(2)	2.57	1.93	387,650
April 2025(2)	2.83	1.83	816,888
May 2025(2)	2.86	2.20	551,810
June 2025(2)	2.58	2.22	432,401
July 2025(2)	3.41	2.22	1,468,399
August 2025(2)	2.95	2.41	610,809
September 2025(2)	3.97	2.61	1,170,196
October 2025(2)	7.96	3.59	4,993,951
November 2025(2)	5.00	3.25	5,966,362
December 1st, 2025 to December 4, 2025(2)	4.53	3.95	703,827

Notes:
(1)
The Common Shares were traded on the TSXV for this period.

(2)
The Common Shares were traded on the TSX for this period.

(3)
Includes intra-day high prices.

(4)
Includes intra-day low prices.

(5)
Total volume traded in the relevant period.

NYSE
The following table sets forth trading information for the Common Shares on the NYSE (as reported by www.nyse.com) during the 12-month period prior to the date of this Prospectus.
Month	High ($)(1)	Low ($)(2)	Trading volume(3)
December 2024	1.85	1.22	3,174,469
January 2025	2.57	1.53	3,000,691
February 2025	2.14	1.54	1,338,734
March 2025	1.83	1.35	1,008,248
April 2025	2.06	1.30	1,985,818
May 2025	2.04	1.58	1,005,491
June 2025	1.89	1.62	799,764
July 2025	2.50	1.60	3,710,969
August 2025	2.17	1.74	1,523,625
September 2025	2.86	1.88	2,867,648
October 2025	6.06	2.52	36,944,006
November 2025	3.55	2.31	13,409,061
December 1st, 2025 to December 4, 2025	3.25	2.82	1,515,861

Notes:
(1)
Includes intra-day high prices.

(2)
Includes intra-day low prices.

(3)
Total volume traded in the relevant period.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The applicable Prospectus Supplement may describe certain Canadian federal income tax considerations generally applicable to investors described therein of purchasing, holding and disposing of applicable Securities, including, in the case of an investor who is not a resident of Canada, Canadian non-resident withholding tax consideration.
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
Owning any of the Securities may subject holders to tax consequences. The applicable Prospectus Supplement may describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986, as amended), including, to the extent applicable, any such consequences relating to the Securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special items. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.
RISK FACTORS
In addition to the risk factors set forth herein, additional risk factors relating to the Corporation’s business are discussed in the AIF and in the MD&As, which risk factors are incorporated herein by reference.   An investment in the Securities offered hereby involves certain risks. Before investing, purchasers of Securities should carefully consider the information contained in this Prospectus as well as the other information contained in and incorporated by reference in this Prospectus and in the applicable Prospectus Supplement before purchasing the Securities offered hereby. If any event arising from these risks occurs, the Corporation’s business, prospects, financial condition, results of operations or cash flows, or your investment in the Securities could be materially adversely affected.
The following list of risk factors is not exhaustive, as the Corporation operates in a rapidly changing business, and new risk factors may emerge from time to time. The Corporation cannot predict such risk factors, nor can it assess the impact, if any, of such risk factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, the Corporation does not, nor should prospective investors rely on forward-looking statements as a prediction of actual results. See “Forward-Looking Statements” in this Prospectus.
Risks Related to the Corporation
Risk of New Mining and Industrial Operations
The Matawinie Mine, the Battery Material Plants Project and the Uatnan Property do not have an operating history. Whether income will result from any of the Corporation’s activities, including, without limitation, the Matawinie Mine Project, the Battery Material Plants and the Uatnan Mining Project, will depend on the successful establishment of new mining and transformation and expansion of current operations, including the construction and operation of the Matawinie Mine Project, the Uatnan Mining Project and the Battery Material Plants Project and related infrastructure. As a result, the Corporation is subject to all of the risks associated with establishing or expanding new mining and transformation operations and business enterprises, including the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure; access to the public road from the Corporation’s properties, which public road may also be blocked, the availability and cost of skilled labor and mining equipment; the need to obtain necessary environmental and other governmental approval and permits and the timing of the receipt of those approvals and permits; the availability of funds to finance construction and development activities; potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies.
Various factors, including the successful construction, commissioning, qualification and ramp-up of the Matawinie Mine Project, the Battery Material Plants Project and the Uatnan Mining Project, costs, actual mineralization, consistency and reliability of graphite grades, commodity prices, future cash flow and profitability can affect successful project development, and there can be no assurance that current or future estimates of these factors will reflect actual results and performance. The design and construction of efficient processing facilities, the cost and availability of suitable machinery, supplies, mining equipment and skilled labor, the existence of competent operational management and prudent financial administration, as well as the availability and reliability of appropriately skilled and experienced consultants can also affect successful project development. It is common in new mining operations to experience unexpected problems and delays during construction, development, mine start-up and commissioning activities. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Corporation’s profitability. Accordingly, there is no assurance that the Matawinie Mine Project, the Battery Material Plants Project and the Uatnan Mining Project will ever be brought into a state of commercial production or that the Corporation’s activities will result in profitable mining operations.
Risk specific to the 13 ktpy Battery Material Plant
As of the date of this Prospectus, the Corporation intends to prioritize, as an initial milestone for the Battery Material Plants, the development of the 13 ktpy Battery Material Plant, based on the 13 ktpy Battery Material Plant Estimate. To enable the development of the initial 13 ktpy Battery Material Plant, the Corporation will need to secure an existing site and building to house the facility. While the Corporation is currently seeking such a site and building, there is no assurance that it will be able to secure a suitable site and building in the future on commercially reasonable terms, or at all. Failure to do so could materially impact the timing and feasibility of the 13 ktpy Battery Material Plant project and its associated economic benefits. The development and commissioning of the 13 kpta Battery Material Plant in an existing site and building entails several risks. These include technical and operational challenges associated with retrofitting the premises to meet the specific requirements of battery material production, which may result in unforeseen delays or increased capital expenditures. The Corporation may also face regulatory and permitting hurdles, including obtaining necessary environmental, zoning and construction approvals, which could be more complex or time-consuming in the context of an existing building. Furthermore, the physical limitations of the selected site and building may constrain the Corporation’s ability to scale operations or implement future technological upgrades, potentially affecting long-term competitiveness. The location of the site may also impact operational efficiency, particularly with respect to access to transportation infrastructure, utilities, suppliers and customers. Any of these factors could adversely affect the Corporation’s ability to complete the 13 ktpy Battery Material Plant on schedule and on commercially reasonable terms and may materially and adversely impact the anticipated economic benefits of the 13 ktpy Battery Material Plant project, as well as the Corporation’s business, financial condition and results of operations.
In addition to the specific risks associated with the 13 ktpy Battery Material Plant described in this Prospectus or in the documents incorporated by reference in this Prospectus, and unless otherwise indicated or the context suggests otherwise, the risk factors contained in or incorporated by reference in this Prospectus applicable to the “Bécancour Battery Material Plant Project” or to the “Bécancour Battery Material Plant” also apply to the 13 ktpy Battery Material Plant, with the necessary adaptations.
AACE Project Cost Estimates
AACE Project Cost Estimates are based on management’s expectations and assumptions which may vary depending on a range of factors. They are not technical reports for the purposes of NI 43-101 and should therefore not be viewed as equating to a “technical report”, a “prefeasibility study” or “feasibility study” as defined under NI 43-101 since the Battery Material Plants are not a “mineral projects” as defined in NI 43-101 but rather industrial projects, and therefore are not governed by NI 43-101. The AACE Project Cost Estimates are technical studies relating to the design, construction, and operation of the Battery Material Plants and results should not be relied upon for investment decisions.
The 13 ktpa Battery Material Plant Estimate is classified as a Class 5 estimate, which is typically prepared based on very limited information and subsequently have wide accuracy ranges. The 13 ktpa Battery Material Plant Estimate has an accuracy range of -30% to +50%, based on cost data as of Q3 2025.
The estimate of capital expenditures (CAPEX) with respect to the 13 ktpy Battery Material Plant is future-oriented financial information. This projection is, and will remain, estimate only, and there can be no assurance that it will prove accurate. Such projection is based on numerous assumptions. While the Corporation believes these assumptions are reasonable as of the date of this Prospectus, there is no guarantee that they will prove accurate. Investors should not rely on the future-oriented financial information on the construction of, and the production from the 13 ktpy Battery Material Plant made by the Corporation.
Risk specific to the capacity of the Bécancour Battery Material Plant
The Bécancour Battery Material Plant is designed to receive Matawinie’s graphite concentrate production in preparation for commercial distribution. In order to advance the development of the Bécancour Battery Material Plant, the Corporation will need to undertake a comprehensive review of its existing commercial offtake agreements. This review is necessary to align contractual commitments with the Corporation’s updated production strategy and capacity objectives. As part of this process, the Corporation anticipates that certain existing agreements may need to be amended or terminated. In particular, the Corporation expects that the current Supply Term Sheet with the GoC or the definitive agreement once concluded will need to be terminated to ensure flexibility in allocating production volumes. The Corporation may also consider sourcing raw materials for the Bécancour Battery Material Plant from third-party suppliers. Given the foregoing, as of the date of this Prospectus, the Corporation intends to prioritize, as an initial milestone for the Battery Material Plants, the development of the 13 ktpy Battery Material Plant. Except for the current offtake agreement with the GoC for which the Corporation has the contractual right to unilaterally terminate this offtake agreement, there can be no assurance that the Corporation will successfully renegotiate or terminate existing agreements on favorable terms, or that new agreements will be concluded in a timely manner. Failure to do so could materially impact the Corporation’s ability to proceed with the Bécancour Battery Material Plant project as planned.
Economic Assessment Disclosure
The results of the 2025 Matawinie Mine Feasibility Study and the 2023 Uatnan Mining Project Report were based on certain assumptions that were given as of the date of the 2025 Matawinie Mine Feasibility Study and the 2023 Uatnan Mining Project Report, respectively. The economic assessments based on the 2025 Matawinie Mine Feasibility Study reveals that the Matawinie Mine Project viability will not be significantly vulnerable to variations in capital and operating costs, within the margins of error associated with a feasibility level of estimate. The Matawinie Mine Project’s and the Battery Material Plants Project’s viability remain more vulnerable to the USD/CAD exchange rate and the larger uncertainty in future market prices. Furthermore, there is no assurance that the assumptions used in the 2025 Matawinie Mine Feasibility Study and the Uatnan Mining Project Report will prove to be accurate and adverse changes may occur which may affect actual results. Moreover, the level of confidence in the assumptions and estimates regarding the CAPEX (as defined herein) and OPEX (as defined herein) of the Matawinie Mine Project and the Battery Material Plants Project, depends upon a number of uncertainties. These uncertainties include, but are not limited to, future changes in product prices and/or production costs, inflation, tariffs, labour shortage, changes in project parameters, disruption in supply chains, and changes in global economic conditions which can result in cost overruns. There is no assurance that the implementation of each of the Matawinie Mine Project and the Uatnan Mining Project will be realized or that the current estimates of CAPEX and/or OPEX will prove accurate.
The Corporation’s Dependence Upon the Matawinie Mine Project and the Battery Material Plants Project
The Corporation currently expects future mining operations at the Matawinie Property to account for all of the Corporation’s graphite production for the foreseeable future. In addition, the Corporation currently expects its future operations to be performed at the Battery Material Plants to account for all of its processing activities to produce value-added product and anode material for LiBs. Consequently, the Corporation expects to generate all its revenues for the foreseeable future from its production activities at the Matawinie Mine Project, including through the sale of natural graphite to third parties, and from its processing activities at the Battery Material Plants, including through the sale of value-added product and anode material for LiBs to third parties, respectively.
Any adverse condition affecting any of the Matawinie Mine Project or the Battery Material Plants Project, or any adverse conditions affecting the revenues from any graphite products sale or the costs for producing graphite products at the Matawinie Mine Project or processing graphite products at the Battery Material Plants Project, could be expected to have a material adverse effect on the Corporation’s financial performance and results of operations and could require the Corporation to raise additional financing, which may not be obtainable under such circumstances. Given the stage of the Uatnan Mining Project, it is possible that the contemplated feasibility study for such project might not have favorable conclusions. The Corporation’s dependence upon the Matawinie Mine Project and the Bécancour Battery Material Plants Project might be accrued in such circumstances.
Uncertainty Relating to Future Production Estimates
The Corporation prepares estimates and projections of future production for the Matawinie Mine Project and the Battery Material Plants Project, which are based on the 2025 Matawinie Mine Feasibility Study and AACE Project Cost Estimates, respectively, as well as the Uatnan Mining Project, which are based on the 2023 Uatnan Mining Project Report. Any such information is forward-looking and no assurance can be given that such estimates will be achieved. The Corporation’s actual production may vary from estimates for a variety of reasons, including: actual graphite mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and seismic activity; and unexpected labor shortages, strikes, local community opposition or blockades. Failure to achieve the estimated forecasts could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations and financial condition.
In addition, these estimates are based on existing plans and other assumptions which change from time to time, including: mineral reserve and mineral resource estimates; the availability, accessibility, sufficiency and quality of graphite; the Corporation’s costs of production; the Corporation’s ability to sustain and increase production levels; the sufficiency of the Corporation’s infrastructure; the performance of the Corporation’s workforce and equipment; the Corporation’s ability to maintain and obtain mining interests and permits; and the Corporation’s compliance with existing and future laws and regulations.
Risks Related to Future Sale of Graphite Products
The Corporation is dependent on future sales of graphite-based products. Although the Corporation has and will continue to strive to enter into sales agreements, including offtake agreements for future sales, no assurance can be given that the Corporation will be able to sell graphite-based products at such terms and conditions as are favourable for, or necessary to sustain the operations of the Corporation.
Pursuant to the A&R Offtake and Joint Marketing Agreement, Traxys will purchase, market, distribute and resell to a defined list of clients the annual quantities of natural graphite products from Phase 2 of the Matawinie Mine, for which annual full-scale quantities comprise: (i) a take-or-pay obligation of 10,000 tpy of flake concentrate products, and (ii) a balance initially set at 5,000 tpy of flake concentrate and 5,000 tpy of graphite pellet products, subject to certain annual adjustments. Such agreement remains conditional to the approval of Traxys board of director and no assurance can be made that such approval will be received. The A&R Offtake and Joint Marketing Agreement also contains certain representations, terms and conditions in order to result in firm commitments, and no assurance can be made that such representations, terms and conditions can or will be satisfied, see “Recent Development” in this Prospectus and “Project Execution Strategy Update” incorporated by reference herein.
The Corporation and Panasonic agreed, pursuant to the Panasonic Energy Agreement, to advance the production of 13,000 tpy of high-capacity active anode material from the 13 ktpy Battery Material Plant over multi-year terms. The Panasonic Energy Agreement contains representations, terms and conditions, conditions precedent, as well as qualification requirements of the product and the commercial operations, and no assurance can be made that such representations, terms and conditions can or will be satisfied, see “Recent Development” in this Prospectus and “Project Execution Strategy Update” incorporated by reference herein.
The Supply Term Sheet with GoC provides for an aggregate 15,000 tpy of natural flake graphite concentrate to be purchased by the GoC on a take-or-pay basis and a potential additional 15,000 tpy to be purchased by allied countries for strategic applications, with a seven year offtake term; and (ii) the Marketing Term Sheet provides for marketing arrangements for the resale of flake graphite products. The Supply Term

Sheet offtake framework is conditional upon: (i) GoC receiving necessary approvals, completing due diligence process and completing GoC appropriation’s process; (ii) the parties executing definitive agreements in connection with the Supply Term Sheet and the Marketing Term Sheet; (iii) NMG Matawinie’s FID to construct Phase 2 of the Matawinie Mine; (iv) financing agreements sufficient to fund construction and ramp-up thereof; and (v) NMG Matawinie entering into at least one additional commitment on substantially the same terms as the Supply Term Sheet (or supply agreement in connection therewith) to purchase 15,000 tpy for an annual quantity of 30,000 tpy purchased by GoC and additional purchasers. The Marketing Term Sheet is conditional upon GoC and NMG Matawinie entering into definitive agreements in connection with the Supply Term Sheet and the Marketing Term Sheet. No assurance can be given that the Corporation, through NMG Matawinie, will be able to conclude the definitive agreements with allied countries, entities and/or the GoC or will be able to satisfy all conditions precedent.
More generally, the abovementioned agreements are all subject to certain conditions precedent and contains certain representations, terms and conditions to result in firm commitments, and no assurance can be made that such representations, terms and conditions can or will be satisfied, or that either customer will not terminate their agreement. The termination of either of those agreements would have a material adverse impact on the Corporation’s business, ability to obtain additional financing, financial performance and operations.
The Corporation is also in current negotiations with an established active third-party anode manufacturer in order to secure commitment of up to 30,000 tpy of graphite concentrate from the Matawinie Mine for an initial six-year term, which would include a firm take-or-pay volume to potentially support GM’s and other customers’ active anode material needs. The Corporation will continue to work towards a definitive agreement with such third-party manufacturer, which may entail an equity investment by the manufacturer. However, there can be no assurance that these negotiations will result in an agreement between the parties on these proposed terms.
Except for the A&R Offtake and Joint Marketing Agreement, the Panasonic Energy Agreement, the Supply Term Sheet and the Marketing Term Sheet, the Corporation (including its subsidiaries) has not entered into any other binding agreements for the sale of graphite-based products. There can be no guarantee that the Corporation will be able to secure additional sales agreements, including offtake agreements for future sales and, if so, there can be no guarantee as to the amount of purchase orders or commitments, the quantity of graphite represented by such orders and commitments or the timing for receiving same. Factors that may impact such orders and commitments include the ability of the Corporation to reliably and consistently produce graphite meeting client requirements and confidence of clients in such ability, market conditions and demand for products requiring graphite, overall market conditions and the strength of the economy.
If the Corporation, for whatever reason, is not able to produce the products in accordance with the terms and specifications of any sales agreements, such noncompliance or violation, resulting in termination or damages, may have an adverse effect on the Corporation’s operations and financial position. Even if the Corporation is able to meet the requirements set out therein, there is no assurance that the contract counterparties will be willing or able to purchase the production at the prices or quantities they have agreed to in the offtake agreement.
Risks Related to An Offering of Securities
Potential Loss of Investment
An investment in the Securities of the Corporation is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider purchasing the Securities of the Corporation, as there is no assurance that the Corporation will ever build the Matawinie Mine Project or the Battery Material Plants Project, develop the Uatnan Project, commence operations or achieve revenues.
No Market for the Debt Securities, Subscription Receipts, Warrants or Units
There is currently no trading market through which the Securities, other than the Common Shares, may be offered. No assurance can be given that an active or liquid trading market for any Debt Securities,

Subscription Receipts, Warrants or Units will develop or be sustained. If an active or liquid market for these securities fails to develop or be sustained, the prices at which these Securities trade may be adversely affected. Whether or not these securities will trade at lower prices depends on many factors, including liquidity of these securities, prevailing interest rates and the markets for similar securities, the market price of the Corporation, general economic conditions and the Corporation’s financial condition, historic financial performance and future prospects.
The public offering prices of the Securities may be determined by negotiation between the Corporation and underwriters, dealers or agents based on several factors and may bear no relationship to the prices at which the Securities will trade in the public market subsequent to such offering, if any public market develops.
Discretion in the Use of Proceeds
While information regarding the use of proceeds from the sale of the Securities will be described in the applicable Prospectus Supplement, the Corporation will have broad discretion over the use of the net proceeds from an offering of Securities. Because of the number and variability of factors that will determine the use of such proceeds, the Corporation’s ultimate use might vary substantially from its planned use. Purchasers of Securities may not agree with how the Corporation allocates or spends the proceeds from an offering of Securities. The Corporation may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of the Securities, including the market value of the Common Shares, and that may increase losses.
No Current Plans to Pay Cash Dividends
The Corporation has no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of the Board of Directors and will depend on, among other things, the Corporation’s financial results, cash requirements, contractual restrictions and other factors that the Board of Directors may deem relevant. In addition, the Corporation’s ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness that the Corporation or its subsidiaries incur. As a result, investors may not receive any return on an investment in their Common Shares unless they sell their Common Shares for a price greater than that which they paid for them.
The market price of the Common Shares is subject to fluctuations and may not reflect the Corporation’s long-term value at any given time, and the Corporation may be subject to securities litigation as a result.
The price of the Common Shares is likely to be significantly affected by a variety of factors and events including short-term changes to the Corporation’s financial condition or results of operations as reflected in the Corporation’s quarterly financial statements. Other factors unrelated to the Corporation’s performance that may have an effect on the price of the Common Shares include the following: (i) the extent of analytical coverage available to investors concerning the Corporation’s business may be limited if investment banks with research capabilities do not follow the Corporation’s securities; (ii) lessening in trading volume and general market interest in the Corporation’s securities may affect an investor’s ability to trade significant numbers of the Common Shares; (iii) the size of the Corporation’s public float may limit the ability of some institutions to invest in the Corporation’s securities; and (iv) a substantial decline in the price of the Common Shares that persists for a significant period of time could cause the Corporation’s securities to be delisted from the NYSE or TSX, further reducing market liquidity.
As a result of any of these factors, the market price of the Common Shares is subject to fluctuations and may not accurately reflect the Corporation’s long-term value at any given point in time. Securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. The Corporation may be the target of similar litigation in the future. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.
Prevailing Interest Rates will Affect the Market Price or Value of the Debt Securities
The market price or value of the Debt Securities will decline as prevailing interest rates for comparable debt instruments rise and increase as prevailing interest rates for comparable debt instruments decline.

LEGAL MATTERS
Unless otherwise specified in the Prospectus Supplement relating to an offering of Securities, certain legal matters relating to the offering of Securities will be passed upon on behalf of the Corporation by Stein Monast L.L.P. with respect to matters of Canadian law. As of the date hereof, the principal and employees of Stein Monast L.L.P. beneficially own, directly, or indirectly, in the aggregate, less than 1% of the outstanding Common Shares. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents with respect to matters of Canadian and, if applicable, United States or other foreign law.
REGISTRAR AND TRANSFER AGENT
The transfer agent and registrar of the Corporation in Canada is TSX Trust Company (“TSX Trust”). The register of transfers of the Common Shares is held at TSX Trust’s offices located in its place of business at 1190 Avenue des Canadiens-de-Montréal, Suite 1700, Montréal, Québec H3B 0G7. The co-transfer agent is Equiniti Trust Company, LLC at its office located at 6201, 15th Avenue, Brooklyn, NY 11219.
INTERESTS OF EXPERTS
2025 Matawinie Mine Feasibility Study
Certain information of a scientific or technical nature in respect of the Matawinie Graphite Property contained in or incorporated by reference in this Prospectus is based on the 2025 Matawinie Mine Feasibility Study dated November 12, 2025, that was prepared by Mr. Jean L’Heureux, P.Eng., M.Eng., Mr. Jeffrey Cassoff, P.Eng., Mr. Bernard-Olivier Martel, P. Geo., Mr. Simon Fortier, P.Eng., Mr. Yann Camus, P.Eng., Mr. Christian Fréchette, P. Eng., and Mr. Jean-François St-Laurent, P.Eng., M.Sc. (the “Authors of the 2025 Matawinie Mine Feasibility Study”). Each of the aforementioned individual is considered, by virtue of their education, experience and professional association, to be “qualified person” within the meaning of NI 43-101. To the best of the Corporation’s knowledge, the aforementioned individuals and, as applicable, their respective firms had no beneficial or registered interests, direct or indirect, in the Corporation’s securities or properties.
2023 Uatnan Mining Project Report
Certain information of a scientific or technical nature in respect of the 2023 Uatnan Mining Property contained in or incorporated by reference in this Prospectus is based on the 2023 Uatnan Mining Project Report that was prepared by Mr. André Allaire, P.Eng., M.Eng., PhD, Mr. Jeffrey Cassoff, P.Eng., Mrs. Vera Gella, P.Eng., Mr. Merouane Rachidi, P.Geo., Ph.D. and Mr. Claude Duplessis, P.Eng. (the “Authors of the 2023 Uatnan Mining Projects Report”). Each of the aforementioned individual is considered, by virtue of their education, experience and professional association, to be “qualified person” within the meaning of NI 43-101. To the best of the Corporation’s knowledge, the aforementioned individuals and, as applicable, their respective firms had no beneficial or registered interests, direct or indirect, in the Corporation’s securities or properties.
Battery Material Plants Project
Éric Desaulniers, President and Chief Executive Officer of the Corporation, who is a non-independent, is responsible for reviewing and approving certain information of a scientific or technical nature contained in this Prospectus in connection with the Bécancour Battery Material Plant Project under section “Projects Overview — Overview — Battery Material Plants Project” and “Description of the Battery Material Plants Project”. As of the date hereof, Mr. Desaulniers beneficially owns, controls or directs 415,121 Common Shares and 1,760,000 incentive stock options of the Corporation.
MD&A
Éric Desaulniers, President and Chief Executive Officer of the Corporation, who is a non-independent “qualified person” for the purposes of NI 43-101, is responsible for reviewing and approving certain information of a scientific or technical nature contained in Annual MD&A and in the Interim MD&A, incorporated by reference in the Prospectus. As of the date hereof, Mr. Desaulniers beneficially owns, controls or directs 415,121 Common Shares and 1,760,000 incentive stock options of the Corporation.
Auditors
The independent registered public accounting firm of the Company is PricewaterhouseCoopers LLP, a partnership of Chartered Professional Accountants, located at 1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Québec, Canada H3B 4Y1. PricewaterhouseCoopers LLP has confirmed that it is independent of the Company within the meaning of the Code of Ethics of Chartered Professional Accountants (Québec).
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been or will be filed with the SEC as part of the Registration Statement of which this Prospectus forms a part: (i) the documents referred to in “Documents Incorporated by Reference”; (ii) the consents of auditors, counsel and any experts identified herein, if applicable; (iii) powers of attorney of the directors and officers of the Corporation; and (iv) a copy of the form of indenture for Debt Securities. A copy of any applicable form of warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the Exchange Act.